As confidentially submitted to the Securities and Exchange Commission on July 23, 2025.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information contained herein is strictly confidential.

Registration No. 333-[_______]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

V CAPITAL CONSULTING GROUP LIMITED
(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	8742	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

B03-C-8 Menara 3A

KL Eco City, No. 3 Jalan Bangsar
59200 Kuala Lumpur
+603 7717 3089

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Sichenzia Ross Ference Carmel LLP

1185 Avenue of the Americas
31st Floor, New York, NY 10036
Telephone: (212) 930-9700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ross D. Carmel, Esq. Thiago Spercel, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10018 (646) 838-1310	Kevin Sun, Esq. Bevilacqua PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Tel: (202) 869-0888

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION DATED [_______], 2025

PRELIMINARY PROSPECTUS

V CAPITAL CONSULTING GROUP LIMITED

(Incorporated in the British Virgin Islands)

Class A Ordinary Shares

This is an initial public offering of Class A Ordinary Shares (the “Class A Shares”) of V Capital Consulting Group Limited (the “Company”), currently a wholly owned subsidiary of VCI Global Limited (“VCIG” or the “Parent”). We are offering shares of our Class A Shares of no par value.

Prior to this offering, there has been no public market for our Class A Shares. We expect the initial public offering price of our Class A Shares to be between $[__] and $[__] per share. We intend to list our Class A Shares on the Nasdaq Capital Market (“Nasdaq”) under the symbol “[VCCG]”

We have two classes of authorized Ordinary Shares, Class A Ordinary Shares (the “Class A Shares”) and Class B Ordinary Shares (the “Class B Shares”). Class A Shares generally vote together with Class B Shares as a group, unless otherwise prohibited by law. Each Class A Share is entitled to one vote. Each Class B Share is entitled to ten votes and is convertible into one Class A Share at the option of the holder at any time. As of the date of this prospectus, our Parent, VCIG, the holder of our outstanding (i) 21,000,000 of our Class A Shares and (ii) 3,000,000 of our Class B Shares, hold 100% of the voting power of our outstanding share capital and are therefore our sole controlling shareholder. Following this offering, taking into consideration the Class A Shares expected to be offered hereby, even if 100% of such shares are sold, our Parent will retain controlling voting power in the Company based on having approximately 95.24% of all voting rights.

You should read this prospectus, together with additional information described under the headings “Risk Factors” and “Where You Can Find More Information” carefully before you invest in any of our securities.

Investing in our securities involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 14 to read about factors you should consider before buying our securities.

We are an “emerging growth company” as defined under the federal securities laws and may elect to comply with reduced public company reporting requirements. Please read “Implications of Our Being an Emerging Growth Company” beginning on page 7 of this prospectus for more information.

We are a “foreign private issuer” as defined under the federal securities laws and, as such, are subject to reduced public company reporting requirements. Please read “Foreign Private Issuer Status” beginning on page 8 of this prospectus for more information.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to D. Boral Capital LLC, the Representative of the underwriters. We have agreed to issue to the Representative or its designees warrants to purchase up to a total number of Class A Shares equal to 5% of the total number of Class A Shares sold in this offering at an exercise price equal to 120% of the initial public offering price of the shares sold in this offering. We have also agreed to reimburse the Representative for certain accountable expenses. See “Underwriting” beginning on page 71 of this prospectus for additional information regarding the compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional [*] Class A Shares from us, at the public offering price, less the underwriting discount, for 45 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the Securities offered hereby against payment in New York, New York on or about [_______], 2025, subject to satisfaction of customary closing conditions.

D. BORAL CAPITAL

The date of this prospectus is __________, 2025

You should rely only on information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither the delivery of this prospectus nor the sale of our securities means that the information contained in this prospectus or any free writing prospectus is correct after the date of this prospectus or such free writing prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy our securities in any circumstances under which the offer or solicitation is unlawful or in any state or other jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of our subordinate voting shares.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, the securities offered hereby or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management’s estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

We obtained statistical data, market data and other industry data and forecasts used in this prospectus from market research, publicly available information and industry publications. While we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data.

Throughout this prospectus, we refer to various trademarks, service marks and trade names that others use in their business. All rights to such trademarks are the property of their respective holders.

Throughout this prospectus, unless otherwise designated or the context suggests otherwise:

●	all references to the “Company,” the “registrant,” “VCCG,” “V Capital Consulting Group,” “we,” “our,” or “us” in this prospectus mean V Capital Consulting Group Limited, a BVI business company. All references to “VCIG” or the “Parent” mean VCI Global Limited, the controlling shareholder of the Company;

●	all references to the “British Virgin Islands” and “BVI” in this prospectus mean the British Overseas Territory officially known as the Virgin Islands or the Territory of the British Virgin Islands;

●	“year” or “fiscal year” mean the year ending December 31st;

●	Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that calendar year. Our audited combined and consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them; and

●	unless otherwise noted: (i) all industry and market data in this prospectus is presented in U.S. dollars, (ii) all financial and other data related to VCCG in this prospectus is presented in U.S. dollars, (iii) all references to “$” or “USD” in this prospectus (other than in our financial statements) refer to U.S. dollars, (iv) all references to “RM” in this prospectus refer to Malaysian Ringgits, and (v) all information in this prospectus assumes the issuance and sale of the maximum number of Class A Shares available in this offering.

While we maintain our books and records in U.S. dollars, the presentation currency for our financial statements and also our functional currency, as a holding company, our material assets are our direct equity interests in our subsidiaries, and we are therefore dependent upon the results of operations of our subsidiaries, which are denominated primarily in the Malaysian Ringgit (RM), and as such our consolidated results of operations may be affected by changes in the local exchange rates to the U.S. dollar.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our future business, prospects, financial condition and results of operations;

●	our status as a foreign private issuer;

●	our ability to protect the confidential information of our clients;

●	loss of our key management and employees or their work product;

●	risks inherent in operating in foreign jurisdictions;

●	any failure to comply with laws and regulations including workplace safety and other regulatory requirements;

●	our ability to generate additional capital;

●	our ability to defend against legal, administrative or investigative proceedings;

●	a natural disaster, global pandemic or other disruption at our operations;

●	the impact on our results of possible fluctuations in interest rates, foreign currency exchange rates, costs and taxes;

●	significant legal proceedings, claims, lawsuits or government investigations;

●	general industry, economic and business conditions;

●	the use of net proceeds from this offering;

●	our ability to maintain compliance with Nasdaq’s listing standards; and

●	any failure to maintain effective internal control over financial reporting or disclosure controls or procedures.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

INDUSTRY DATA AND FORECASTS

This prospectus contains certain data and information that we obtained from various government and private publications, including industry data and information and industry statistics from various publicly available sources. Statistical data in these publications may also include projections based on a number of assumptions. If any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

Throughout this prospectus, we refer to various trademarks, service marks and trade names that others use in their business. All rights to such trademarks are the property of their respective holders.

For convenience, we may not include the SM, ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law, if applicable.

PROSPECTUS SUMMARY

This summary highlights certain information about us and this offering contained elsewhere in this prospectus, but it is not complete and does not contain all of the information you should consider before investing in our Class A Shares. In addition to this summary, you should read this entire prospectus carefully, including the risks of investing in our Class A Shares and the other information discussed in the section titled “Risk Factors,” and the financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

We describe in this prospectus the businesses that will be contributed to us by VCIG as part of our separation from VCIG pursuant to the Stock Exchange and Business Separation Agreement, dates as of [*], as if they were our businesses for all historical periods described. Please see the section titled “Certain Relationships and Related Party Transactions—Relationship with VCIG—Arrangements between VCIG and Our Company” for a description of this separation. Our historical financial results as part of VCI Global Limited contained in this prospectus may not reflect our financial results in the future as a stand-alone company or what our financial results would have been had we been a stand-alone company during the periods presented.

Overview

VCCG, a spin-off business and subsidiary of VCI Global Limited (Nasdaq: VCIG), is a multi-disciplinary consulting group with key corporate advisory practices. Our team is staffed with consultants recognized for their wealth of knowledge and established track records of delivering impact. With our core group of experts experienced in corporate finance, capital markets, legal, and investor relations, we guide and assist our clients’ paths to success by helping them to identify business opportunities. We leverage our in-depth expertise to assist clients in creating values by providing profitable business ideas, customizing bold strategic options, offering sector intelligence, and equipping clients with cost-saving solutions for lasting growth.

We have been delivering our services to companies around the world ranging from small-medium enterprises and government contractors to publicly traded conglomerates across a broad array of industries. Our clients are predominantly from Malaysia with some client engagements from Singapore and the United States. We have conducted numerous engagements and advised our clients on resolving issues surrounding listing strategies, corporate development initiatives and investor relations.

We have generated approximately US$14,289,986 of revenues for the year ended December 31, 2024, representing a 15% growth compared to our revenues for the year ended December 31, 2023.

Our Mission

We strive to deliver tailored business strategies to support clients in maximizing their long-term value and growth in a competitive market.

Our Service

Business Strategy Consultancy

VCCG is actively engaged in providing corporate strategy advisory services to meet clients’ specific needs. Our clientele, comprising a diverse mix of local and international entities, benefits from our services spanning both local and cross-border transactions.

We offer a diverse range of consultancy solutions, which includes, among others, providing comprehensive support throughout the listing journey. This includes offering end-to-end listing solutions that covers advising on organizational readiness, managing due diligence process, conducting peer and industry analyses, supporting the drafting of offering materials, and providing assistance to clients throughout the listing process. In addition, VCCG also supports the preparation of investor communication materials, offer strategic input on structure optimization, and help formulate narratives and positioning strategies. We also assist in investor relations, public relations to help clients maintain effective communication with stakeholders and guidance on regulatory awareness. Over the years, our business strategy consultancy services have successfully propelled our clients’ businesses to achieve their strategic objectives.

Through our business strategy consultancy services, we perform the following functions:

●	To provide strategic guidance on capital access pathways and business positioning for market readiness;

●	To evaluate and assess clients’ businesses and perform IPO readiness diagnostics, including health checks on the company’s management, financial, and organizational structure;

●	To assemble external professionals for the IPO process and assist in building a quality management team, robust financial and corporate governance;

●	To assist in fine-tuning business plans, articulate compelling equity stories, and advise on strategic options to maximize clients’ business values;

●	To manage due diligence process and peer industry analysis;

●	To offer practical, insight-driven solutions to navigate growth through potential business transformation;

●	To develop corporate development strategies;

●	To assist with the preparation of strategic presentation materials for engagement with stakeholders;

●	To offer input on organizational structure alignment and planning;

●	To design marketing strategy and promote the company’s business;

●	To assist clients with their cross-border listings process in countries including, but not limited to, Malaysia, Singapore, and the United States.

●	To oversee the ongoing obligations of the Company following the necessary laws and regulations

●	To provide guidance on compliance with the disclosure requirements for the Company material information and announcements

●	To assist in establishing investor relation strategies and preparing relevant press-release for key events and milestones

●	To support high-level stakeholders with confidential, tailored guidance aligned with business and personal growth objectives.

●	To ensure seamless coordination and personalized support throughout the advisory process.

Revenue Model

Our revenue is driven in part by our ability to offer customized service offerings to add value to clients. We derive our revenues substantially from our business strategy consultancy service offerings and solutions that we deliver to our clients. Each contract has different terms based on the scope, deliverables, timing and complexity of the engagement. Depending on the terms of the service engagement contract, our revenues are derived from a few principal types of billing arrangements as explained below:

Service Fee

Our clients agree to a pre-established fee in exchange for a predetermined set of professional services. Generally, the client agrees to pay a fixed fee upon specific services engaged. Fees are determined based on our assessment of the engagement’s complexity, scale, estimated costs and the time it would take to complete each engagements.

Corporate Structure

We are a holding company incorporated in the British Virgin Islands on December 24, 2024. We operate and control solely through our subsidiary companies. Our corporate structure is set forth as below1.

The Company does not believe that the securities it holds in any of its direct or indirect subsidiaries are “investment securities” as defined in Section 3(a)(2) of the Investment Company Act of 1940.

Wholly-owned Subsidiaries

V Capital Advisory Sdn. Bhd., a Malaysia private company formed on February 12, 2018, provides corporate and business advisory in relation to corporate listing exercises, corporate restructuring and merger and acquisition . It is also involved in managing international commodities trading.

V Capital Consulting Limited, a British Virgin Islands business company incorporated on March 1, 2016, provides corporate and business advisory services in corporate structuring and restructuring, listings on recognized stock exchanges and fintech advisory.

Business & Growth Strategies

VCCG’s key business and growth strategies are primarily as below:

Business Strategies

Our client relationships are built on quality services, our reputation, and the reputation of our consultants. We aim to build stronger recognition by providing diverse complementary services to meet our clients’ needs and offering satisfactory services. The following are key elements of our business strategy:

Leveraging Our Practitioners, Businesses, Extensive Geographic Diversification and Relationships: We are focused on maintaining and strengthening our core practices and competencies. We believe our recognized expertise, client relationships, reputation, successful track record, and geographic diversity, are the key factors in why our clients engage with us.

Delivering Value to Our Clients: Our strategy is to work closely with our clients’ management to understand their business objectives in order to develop and implement solutions that optimize financial performance and enhance productivity. Our business processes for the effective execution of our consultancy services are as follows:

●	Understand clients’ objectives and prioritize issues: Upon a full comprehension of the business objectives of our clients, we subsequently narrow down and pinpoint the issues to ultimately come up with a list of issues to overcome, with priority given to the more critical matters.

●	Proposal and fee structure: Upon identifying the business requirements, we then generate pitch books or business proposals which includes amongst others the brief equity story, business overview, market and financial analysis to present the big picture and also the expected timeline and procedures. Thereafter, we shall propose the terms of our consultancy services engagements and fee structure be agreed upon.

●	Execution of our services and delivering results: According to the clients’ business capabilities, requirements and objectives, we leverage our deep expertise to assist clients in creating values by providing profitable ideas, customizing bold strategic options, offering sector intelligence, and equipping clients with cost-saving solutions for lasting growth and in order to meet our clients’ needs and satisfaction.

Attracting and Retaining Highly Qualified Professionals: We believe our professionals play a pivotal role in delivering our services to clients and generating new business. To attract and retain highly qualified professionals, we believe we offer significant compensation opportunities, along with a competitive benefits package and the chance to work on challenging engagements with other highly skilled peers.

Capitalizing on Our Strengths in Emerging Areas: We continue to leverage our domain expertise and broad capabilities to help our clients with strategic planning and to identify issues that might arise, to be well-prepared before a crisis.

Strategic Partnership, Business Development and Value-Added Services: We are selective when it comes to forming strategic partnerships, driving business growth, expanding market reach, and enhance business capabilities. By collaborating with high-potential companies, we create synergies that foster long-term success and sustainable value creation.

Our structured process in fostering successful partnerships, integrating business development and value-added services is as follows:

●	Partner Identification: We actively seek high-potential companies that align with our strategic objectives. Through targeted collaborations, we support business expansion, market entry, and joint growth initiatives.

●	Evaluation & Collaboration: We conduct comprehensive assessments of potential partners, focusing on synergies, market potential, and leadership capabilities. By leveraging our expertise in corporate advisory, we enhance our partners’ competitive positioning.

●	Develop Business & Provide Value Adding Services: We provide complementary value-added services including access to our consultancy expertise, and knowledge to attain mutual growth in the partnership.

Growth Strategies

Our goal is to expand our lead by continuing to anticipate our clients’ needs and provide a range of high-quality consulting services to meet those needs. We believe our approach to business provides us the fundamental advantage in executing our strategic plans while our affiliates, alliances and portfolio companies provide us with insights into and access to emerging business models, products and technologies, enhancing the ability of our market units and service lines to deliver value to clients.

Amongst the factors that would drive our company’s growth is attributed to the economic growth in Southeast Asia especially the Small and Medium Enterprises (SMEs) and the growth of United States and Malaysian capital markets.

Generally, the key elements of our growth strategy are as follows:

●	Leverage Our Reputation for High Quality Consulting Services: We believe we can continue to successfully leverage our reputation, experience and client base to obtain new engagements from both existing and new clients.

●	Attract and Retain Highly Qualified Professionals: Our professionals are crucial in delivering quality services to clients and generating new business. We are therefore committed to retaining our existing professionals and will continue to actively recruit additional professionals.

●	Executing Expansion in Attractive Geographic Markets and Leveraging Our Strategic Office Location: In order to provide services to large geographically diverse corporations, bid for engagements on a global basis and attract highly qualified professionals, the strategic location of our office in Kuala Lumpur is essential for maintaining a competitive advantage. While we currently operate from a single office, we believe there are significant opportunities for us to grow in numerous geographies, including by investment, and to increase our market visibility on a global basis.

●	Strengthening our digital marketing capabilities to drive lead generation and increase revenues: This era of digitalization that we live in is akin to a world without boundaries. Knowing our potential clients and getting connected with our targeted clients will be further facilitated by our focus in online digital marketing. We plan to deploy these strategies to market our brand:

●	Brand Image: Our marketing efforts focus on building the image of our extensive expertise and knowledge of our professionals. We intend to conduct marketing campaigns to increase media visibility and to engage our audience with newsletters and industry insights.

●	Social Media: We plan to leverage our official website and social media account as well as LinkedIn to kickstart our social media campaign which will be targeted towards big operations and small to medium enterprises around the world.

●	Online Search Engine Optimisation (SEO): SEO plays a pivotal role in our digital marketing campaign as it serves as our supporting strategy, enhancing our online presence campaign. We aim to engage an SEO expert team to assist in the promotional campaign, to use advertising and keyword tagging strategy to drive traffic to our social media accounts and our website.

Our Separation from VCIG

Currently, and at all times prior to the completion of this offering, we are and will be an operating segment of VCIG. Upon the completion of this offering, we expect that VCIG will own approximately * (*%) of our outstanding Class A Shares(or [*]% if the underwriters exercise their option to purchase additional shares in full), and the additional * (*)% of Class A Shares remaining will be owned by investors upon consummation of our initial public offering (“IPO”).

On December 30, 2024, we entered into a Stock Sale and Business Separation Agreement (the “Separation Agreement”) with VCIG, V Capital Consulting Limited, a Company Limited by Shares incorporated under the laws of the British Virgin Islands (“VC Consulting”) and V Capital Advisory Sdn. Bhd., a Malaysian company (“VC Advisory”, and together with VC Consulting, the “Spin-Off Subsidiaries”). The Separation Agreement will govern the separation of the business of corporate and business advisory services, corporate structuring and restructuring, boardroom strategies, mergers and acquisitions and listings on recognized stock exchanges (the “Corporate Advisory Business”) from VCIG, which become effective at the Separation Agreement date.

The Separation Agreement provided for, among other things, the sale and transfer of all of the issued and outstanding shares of the Spin-Off Subsidiaries to the Company for a purchase price of RM100 and US$50,000 with respect to sale of the shares of V Capital Consulting Limited and V Capital Advisory respectively. For more information regarding the assets and liabilities to be transferred to us, see our combined and consolidated financial statements and the related notes included elsewhere in this prospectus.

The Separation Agreement also provides for certain transition services and shared facilities for a period of up to 12 months from the completion of this offering (the “Transition Period”). During the Transition Period, we will maintain our presence at VCIG’s current office location, and we will pay VCIG a sublet fee of MYR 8,500 per month (which may be adjusted by VCIG from time to time to reflect any increases in the cost of office and facilities) within 15 business days after being invoiced by the Company.

In addition, during the Transition Period, VCIG will provide to us certain administrative services, including human resources and administrative services, and finance services (the “Transition Services”). For providing such Shared Services, we will pay VCIG a shared service cost consisting on the historic cost allocation provided for in the Separation Agreement, which are estimated at MYR 10,000 per month for human resources and administrative services, and MYR 30,000 per month for accounting and finance services.

During the period beginning on the closing of the Separation Agreement and ending on the fifth anniversary of such date (the “Non-Competition Period”), (i) VCIG and its affiliates have agreed not to compete with, or own, manage, operate, control or participate in the ownership, management, operation or control of any company that competes with us in the Corporate Advisory Business across all jurisdictions, and (ii) we and the Spin-Off Subsidiaries have agreed not to compete with, or own, manage, operate, control or participate in the ownership, management, operation or control of any company that competes with VCIG in the other businesses of VCIG that are not related to the Corporate Advisory Business in all jurisdictions. Similarly, during the Non-Competition Period, VCIG and us have agreed to customary non-solicitation provisions relating to the employees of VCIG, the Company or the Spin-Off Subsidiaries.

In this prospectus, references to the “contribution” refer to VCIG’s transfer to us of all of the issued and outstanding shares of the Spin-Off Subsidiaries pursuant to the Separation Agreement, and the term “separation” refers to the separation of our business from VCIG’s other businesses (including the contribution), along with the effectiveness of various agreements between us and VCIG. See the section titled “Certain Relationships and Related Party Transactions—Relationship with VCIG” for a more detailed discussion of these agreements. All of the agreements relating to our separation from VCIG will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from VCIG. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See the section titled “Risk Factors—Risks Related to Our Separation from VCIG.”

We believe, and VCIG has advised us that it believes, that the separation and this offering will provide a number of benefits to our business and to VCIG’s business. These intended benefits include improving the strategic and operational flexibility of both companies, increasing the focus of the management teams on their respective business operations and allowing each company to adopt the capital structure, investment policy and dividend policy best suited to its financial profile and business needs, and providing each company with its own equity currency to facilitate acquisitions and to better incentivize management. In addition, as we will be a stand-alone company, potential investors will be able to invest directly in our business.

Risks Affecting Our Business

There are a number of risks that you should understand before making an investment decision regarding this offering. You should carefully consider the risks described in the section titled “Risk Factors” before making a decision to invest in our Class A Shares. If any of these risks actually occur, our business, financial condition and results of operations would likely be negatively affected. In such case, the trading price of our Class A Shares would likely decline, and you may lose part or all of your investment.

Corporate Information

Our principal executive offices are located at B03-C-8, Menara 3A, 3, Jalan Bangsar, KL Eco City, 59200 Kuala Lumpur, Wilayah Persekutuan Kuala Lumpur and our registered address in BVI is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Our telephone number is [*]. The address of our website is [*]. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus. Our agent for service of process in the United States is Sichenzia Ross Ference Carmel LLP, 1185 6th Ave 31st Fl, New York, NY 10036.

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last completed fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements, and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements; and

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of shares pursuant to a registration statement declared effective under the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Class A Shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4I under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:

●	we are not required to and, in reliance on home country practice, we do not intend to, comply with certain Nasdaq rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In accordance with the provisions of our amended and restated memorandum and articles of association, our board of directors is authorized to issue securities, including Shares, preferred shares, warrants and convertible notes without shareholder approval;

●	we are not required to provide certain Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Controlled Company Status

[*]

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Risk Factors—Risks Related to The Ownership of Our Securities -- As a “controlled company” under the rules of The Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders” for more information.

THE OFFERING

Issuer	V Capital Consulting Group Limited

Class A Shares offered by us in this offering	2,500,000 class A shares (or up to 2,875,000 Class A Shares if the underwriters exercise the over-allotment option in full).

Shares to be outstanding immediately prior this offering	21,000,000 Class A shares and 3,000,000 Class B Shares

Shares to be outstanding immediately after this offering	23,500,000 Class A shares and 3,000,000 Class B Shares (23,875,000 Class A Shares if the underwriters exercise the over-allotment in full).

Underwriters’ option	We intend to grant the underwriters an option for a period of 45 days after the date of this prospectus to purchase up to 375,000 additional Class A Shares.

Use of proceeds

We estimate that the net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $[*] million (or approximately $[*] million if the underwriters’ option to purchase additional shares is exercised in full, assuming that the Class A Shares to be sold in this offering are sold at $[__] per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus.

We plan to use the net proceeds of this Offering as follows:

●    Approximately 40% on capital expenditure

●    Approximately 35% on the business expansion

●    Approximately 25% on the team expansion

Representative Warrants	The Company has agreed to issue to D. Boral Capital LLC or its designees warrants to purchase up to a total of 5% of the shares of Class A Shares sold in this offering. Such warrants and underlying shares of Class A Shares are included in this prospectus. The warrants are exercisable at $[___] per share (120% of the public offering price per share of Class A Shares) commencing six months from the commencement of sales of the offering and expiring on a date which is no more than three and a half-year from the commencement of sales of the offering in compliance with FINRA Rule 5110. Please see “Underwriting— Representative’s Warrants” for a description of these warrants.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in our Class A Shares.

Lock-Ups	We, all of our directors and executive officers, and holders of 5% or more of our outstanding securities (or securities convertible into our Class A shares) have agreed not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Class A shares or securities convertible into Class A shares without the prior written consent of the Representative for a period of 180 days from the consummation of the offering, subject to certain limited exceptions. See “Underwriting—Lock-Up Agreements.”

Nasdaq symbol	We intend to apply for listing of Class A Shares on Nasdaq under the symbol “VCCG”. The closing of this offering is contingent upon such listing.

Transfer Agent and Registrar	VStock Transfer, LLC

Summary Historical and Combined and Consolidated Financial Data

The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our annual audited combined and consolidated financial statements and the related notes, included elsewhere in this prospectus.

The following table summarizes our historical and combined and consolidated financial data. The summary of historical combined and consolidated statements of financial position data as of December 31, 2023 and 2024, and statements of operations data for the years ended December 31, 2023 and 2024, are derived from our audited combined and consolidated financial statements included elsewhere in this prospectus. We have prepared the combined and consolidated financial statements on the same basis as the audited combined and consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the financial information set forth in those statements. Our historical results are not necessarily indicative of our results in any future period. To ensure a full understanding of the summary financial data, the information presented below should be reviewed in combination with the audited combined and consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

Our historical combined and consolidated financial statements, which are discussed below, are prepared on a stand-alone basis in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are derived from VCIG’s consolidated financial statements and accounting records using the historical results of operations and assets and liabilities attributed to our operations and include allocations of expenses from VCIG. Our combined and consolidated results are not necessarily indicative of our future performance and do not reflect what our financial performance would have been had we been a stand-alone public company during the periods presented.

VCIG currently provides certain services to us, and costs associated with these functions have been allocated to us. The allocations include costs related to (i) administrative services, including human resources and administrative services, and finance services and (ii) the sublease of office space and shared facilities. These costs were allocated on a basis of revenue, headcount or other measures we have determined as reasonable. These allocations are primarily reflected within operating expenses in our combined and consolidated statements of operations. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, us during the periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent company during the periods prior to the offering or of the costs we will incur in the future.

Following the completion of this offering, we expect VCIG to continue to provide the Shared Services described above on a transitional basis for a fee. These services will be provided under the Separation Agreement described in “Certain Relationships and Related Party Transactions—Relationship with VCIG—Arrangements Between VCIG and Our Company.” We generally expect to use the vast majority of these services for less than a year following the completion of this offering, depending on the type of the service and the location at which such service is provided. However, we may agree with VCIG to extend the service periods for a limited amount of time (which period will not extend past the first anniversary of the distribution) or may terminate such service periods by providing prior written notice. The combined and consolidated financial statements have not been adjusted for the effects of these transition services as we believe the allocation for such services, as previously described, is fairly reflected within the results presented.

The following table presents our selected combined and consolidated statement of profit or loss and other comprehensive income data for the years indicated.

	For the Year Ended
	2023	2024
	US$	US$

Revenue - third parties	12,158,753	14,289,986
Revenue - related party	241,595	–
Total revenue	12,400,348	14,289,986

Other income	–	13,623

Cost of services	(2,792,033)	(2,813,845)

Depreciation of plant and equipment	(103)	(744)

Directors’ fees	(778,518)	(1,018,291)

Employee benefits expenses	(1,204,324)	(1,186,028)

Allowance for expected credit losses on trade and other receivables	(235,000)	(571,986)

Rental expenses	(45,719)	(110,489)

Legal and professional fees	(13,994)	(194,384)

Other operating expenses	(573,312)	(397,513)

Profit before income tax	6,757,345	8,010,329

Income tax expense	(22,841)	–

Profit for the year	6,734,504	8,010,329

Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:
Fair value adjustment on financial assets, measured at fair value through other comprehensive income	365,389	(8,760,510)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(7,040)	(11,367)
Other comprehensive income/(loss)	358,349	(8,771,877)

Total comprehensive income/(loss) for the year	7,092,853	(761,548)

EARNINGS PER SHARE – BASIC AND DILUTED	0.32	0.38

Earnings per share

	December 31,
	2023	2024
Weighted average number of Class A ordinary shares - basic and diluted*	21,000,000	21,000,000

*	Giving retroactive effect to the restructuring on January 24, 2025 (Note 1).

The following table presents our selected combined and consolidated statement of financial position data as of the dates indicated.

	As of
	December 31, 2023	December 31, 2024
	US$	US$
ASSETS

Non-current assets
Financial assets, measured at fair value through other comprehensive income	6,860,489	2,591,000
Plant and equipment	4,652	3,916
Total non-current assets	6,865,141	2,594,916

Current assets
Trade and other receivables	1,984,745	7,907,312
Cash and bank balances	264,437	1,184,237
Total current assets	2,249,182	9,091,549

Total assets	9,114,323	11,686,465

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	807,710	825,291
Amount due to related parties	791,245	4,140,278
Income tax payables	32,924	-
Total liabilities	1,631,879	4,965,569

Equity
Share capital	2,002,300	2,002,300
Fair value reserve	365,389	(131,611)
Translation reserve	(7,040)	(18,407)
Retained earnings	5,121,795	4,868,614
Total equity	7,482,444	6,720,896

Total liabilities and equity	9,114,323	11,686,465

The following table presents our selected combined and consolidated statement of cash flows data for the periods indicated.

	2023	2024
	US$	US$

Operating activities
Profit before income tax	6,757,345	8,010,329

Adjustments for:
Loss on disposal of investment	–	1,013
Allowance for expected credit losses on trade and other receivables	235,000	571,986
Reversal of allowance for expected credit losses for trade receivables	–	(10,000)
Depreciation of plant and equipment	103	744
Operating cash flows before movements in working capital	6,992,448	8,574,072
Trade and other receivables	(6,642,232)	(9,618,732)
Trade and other payables	787,169	17,581
Cash generated from/(used in) operations	1,137,385	(1,027,079)
Income tax paid	(43,735)	(32,924)
Net cash generated from/(used in) operating activities	1,093,650	(1,060,003)

Investing activities
Acquisition of plant and equipment	(4,755)	–
Acquisition of financial assets, measured at fair value through other comprehensive income	–	(114,271)
Proceeds from disposal of financial assets, measured at fair value through other comprehensive income	–	1,298,250
Net cash (used in)/generated from investing activities	(4,755)	1,183,979

Financing activities
(Repayment to)/Advance from related parties, net	(829,348)	795,824
Net cash (used in)/generated from financing activities	(829,348)	795,824

Net increase in cash and cash equivalents	259,547	919,800
Cash and bank balances at beginning of year	4,890	264,437
Cash and bank balances at end of year	264,437	1,184,237

RISK FACTORS

Investing in our securities involves a high degree of risk. Before deciding whether to purchase any of our securities, you should carefully consider the risks and uncertainties described below, in the section titled “Risk Factors” and in other documents that we subsequently file with the SEC that update, supersede or supplement such information, which are incorporated by reference into this prospectus, and in any free writing prospectus that we have authorized for use in connection with this offering. If any of these risks actually occur, our business, financial condition and results of operations could be materially and adversely affected and we may not be able to achieve our goals, the value of our securities could decline, and you could lose some or all of your investment. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks occur, the trading price of our Class A Shares could decline materially, and you could lose all or part of your investment.

Risks Related to the Operation of our Business

Any future expenses incurred by our directors and officers in connection with legal, administrative or investigative proceedings involving the Company could have a material adverse impact on our results of operations, financial condition and liquidity, particularly since we do not currently have director and officer insurance. Our lack of D&O insurance may also make it difficult for us to retain and attract talented and skilled directors and officers.

From time to time, we may be subject to legal, administrative or investigative proceedings. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. To date we have not obtained directors and officers liability (“D&O”) insurance to cover such risk exposure for our directors and officers. Such insurance generally pays the expenses (including amounts paid to plaintiffs, fines, and expenses including attorneys’ fees) of officers and directors who are the subject of a legal, administrative or investigative proceeding as a result of their service to the Company. While we are evaluating whether or not to obtain such insurance, there can be no assurance that we will do so at reasonable rates or at all, or in amounts adequate to cover such expenses should such a lawsuit occur. While neither BVI law nor our memorandum and articles of association require us to indemnify or advance expenses to our officers involved in such legal, administrative or investigative proceedings, we expect that we would do so to the extent permitted by BVI law. Additionally, our memorandum and articles of association require us to indemnify our directors involved in such legal, administrative or investigative proceedings to the extent such director acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, such director had no reasonable cause to believe that their conduct was unlawful. Without D&O insurance, the amounts we would pay to indemnify our officers and directors should they be subject to legal, administrative or investigative proceedings based on their service to the Company could have a material adverse effect on our financial condition, results of operations and liquidity. Further, our lack of D&O insurance may make it difficult for us to retain and attract talented and skilled directors and officers, which could adversely affect our business.

We will require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects.

We intend to continue to make substantial investments to fund our business and support our growth. In addition, we may require additional funds to respond to business challenges, including the need to develop new features or enhance our solutions, improve our operating infrastructure or acquire or develop complementary businesses. As a result, in addition to the revenues we generate from our business, we may need to engage in additional equity or debt financings to provide the funds required for these and other business endeavors. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Ordinary Shares. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain such additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely impacted. In addition, our inability to generate or obtain the financial resources needed may require us to delay, scale back, or eliminate some or all of our operations, which may have a significant adverse impact on our business, operating results and financial condition.

We rely on third-party technology providers and cloud services, which may pose cybersecurity risks that could result in the loss of confidential client data and disruption of operations in cases if cyberattack occurs and could result in loss or unauthorized disclosure of sensitive data, reputational harm, regulatory scrutiny, and potential liability.

We use third-party vendors for cloud computing, data storage, communication platforms, and software solutions. While we implement due diligence and require security standards, we cannot guarantee that third-party systems are immune from breaches or downtime. A vulnerability in any third-party system could affect our operations or client confidentiality as cyber threats are becoming increasingly sophisticated and frequent. While we invest in firewalls, encryption, access controls, and regular audits, our cybersecurity defenses may not be sufficient to prevent or detect all intrusions. This gap in our defenses could lead to business disruption, financial loss, and damage to our brand.

We operate in Malaysia thus we are subject to extensive legal and regulatory requirements in Malaysia, and any failure to comply with the applicable laws may lead to significant operational, financial, and reputational consequences.

As a company incorporated in the British Virgin Islands and primarily operating in Malaysia, we are subject to regulatory oversight in both jurisdictions. In Malaysia, we must comply with a broad range of laws and regulations relevant to our business activities, including but not limited to business licensing, employment, data protection, and anti-money laundering. Non-compliance with any of these obligations may result in significant legal, financial, and reputational consequences that could materially and adversely affect our operations.

Under the Local Government Act 1976, we must obtain business premises licenses from the relevant local authorities for each of our operating locations. Failure to secure, display, or produce these licenses shall be liable to a fine not exceeding RM500 and/or imprisonment for a term not exceeding six months.

In relation to our workforce, the Employment Act 1955 (as amended by the Employment (Amendment) Act 2022 and the Employment (Amendment of First Schedule) Order 2022) impose statutory employment conditions that override any less favorable contractual terms. Employers are further required to make statutory contributions to bodies such as the Employees Provident Fund (EPF), Social Security Organization (SOCSO), and the Employee Insurance System, and to withhold appropriate taxes under the Schedular Tax Deduction scheme. Non-compliance may attract fines of up to RM50,000 for each offence. We are also governed by the Industrial Relations Act 1967, which enables employees to challenge dismissals they deem unfair or unlawful. In such cases, we may be required to reinstate the employee or provide compensation in lieu of reinstatement, in addition to back wages of up to 24 months. The Employees’ Social Security Act 1969 obligates employers to provide social security coverage for eligible employees. Failure to make the required contributions, reduce employee entitlements unlawfully, or obstruct investigations may lead to imprisonment for up to two years, fines up to RM10,000, or both.

In relation to data protection perspective, the Personal Data Protection Act 2010 mandates that personal data be collected and processed securely and with consent, along with the provision of clear notices to data subjects. Failure to comply with these principles could result in enforcement action by the Personal Data Protection Commissioner, including administrative penalties and reputational damage.

Additionally, under the Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 (AMLA), we are required to implement robust customer due diligence procedures, maintain transaction records, and submit suspicious transaction reports. Non-compliance with AMLA may expose us to criminal prosecution, regulatory sanctions, and reputational harm, particularly if we are found to have facilitated or failed to prevent transactions involving proceeds of unlawful activity.

We are subject to industry-related risks in Malaysia that may adversely impact our business, operations, and growth prospects.

As a company operating in Malaysia’s professional and consulting services sector, we are exposed to a range of industry-specific risks that could materially and adversely affect our business performance and strategic outlook. These include regulatory uncertainty, reputational exposure, and vulnerability to macroeconomic and policy shifts. The consulting industry in Malaysia particularly for services involving corporate advisory, financial structuring, and strategic consultancy, which is subject to evolving government policies, regulatory expectations, and increased scrutiny by authorities, regulatory developments relating to anti-money laundering, data protection, licensing, and reporting standards may be introduced or amended with little advance notice. These changes can increase our compliance burden, disrupt our service offerings, or require modifications to our business model and internal controls.

Moreover, our business is subject to the broader economic and policy environment in Malaysia. Factors such as inflationary pressures, fluctuations in exchange rates, shifts in fiscal or tax policy, political developments, or reduced investor or corporate confidence could impact demand for consulting services. In periods of economic uncertainty or downturn, clients may scale back discretionary spending, including external advisory services, which may negatively affect our revenue and profitability. Additionally, our industry is highly sensitive to reputational risks. The advisory nature of our services means that our credibility and market standing are closely linked to client trust. Any negative publicity arising from client dissatisfaction, allegations of professional misconduct, or perceived conflicts of interest could undermine our market reputation and adversely affect our ability to secure new engagements or retain existing clients, even if such issues are ultimately unfounded.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq Listing Rules also require foreign private issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, and certain Share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, in order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Share is a “penny stock,” which will require brokers trading in our Class A Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

After the closing of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the U.S. We must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Class A Shares could decline, and we could be subject to sanctions or investigations by Nasdaq, the Securities and Exchange Commission, the SEC or the Commission, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets in the U.S.

If we are unable to maintain effective disclosure controls and procedures, our share price and investor confidence could be materially and adversely affected.

We are required to maintain disclosure controls and procedures that are effective. Because of their inherent limitations, the Company’s disclosure controls and procedures, however well designed and operated, can only provide reasonable, and not absolute, assurance that the controls and procedures will prevent or detect misstatements or omissions. Because of these and other inherent limitations of control systems, there is only the reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions. The failure of controls by design deficiencies or absence of adequate controls could result in a material adverse effect on our business and financial results, which could also negatively impact our stock price and investor confidence.

We will continue to incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a public company in the United States, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules and regulations subsequently implemented by the SEC and Nasdaq including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. The Exchange Act requires, among other things, that we file annual and reports of foreign private issuer with respect to our business and results of operations. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an “emerging growth company,” as defined by the JOBS Act. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

We are a growing company with a limited operating history. If we fail to achieve further marketplace acceptance for our services, our business, financial condition and results of operations will be adversely affected.

We have only a limited operating history upon which you can evaluate our business and prospects. There can be no assurance that we will remain profitable, or that our enterprise consulting business model will achieve further marketplace acceptance. Our marketing efforts may not generate a sufficient number of clients to sustain our business plan; our capital and operating costs may exceed planned levels; and we may be unable to develop and enhance our agency service offerings to meet the demands of our clients. If we are not successful in managing our business and operations, our financial condition and results of operations will be adversely affected.

A significant or prolonged economic downturn could have a material adverse effect on our results of operations.

Our operational results are closely tied to the business activity levels of our clients, which are influenced by economic conditions in the industries and markets they serve. A significant or prolonged economic downturn or increased market volatility could reduce demand for our consulting services, as clients may scale back, delay, or cancel strategic initiatives and projects due to budget constraints. This could have a material adverse impact on our revenue, profit margins, and overall financial health. During challenging economic periods, clients often prioritize cost-saving measures and may be less inclined to get listed in IPO or may seek lower-cost alternatives.

While we strive to mitigate these risks through a diversified client base, we cannot guarantee immunity from adverse economic conditions, which could negatively affect our revenue, profit margins, and growth prospects.

We may face damage to our professional reputation or legal liability if our clients are not satisfied with our services.

We depend to a large extent on our relationships with our clients and our reputation for high-caliber professional services and integrity to attract and retain clients. We obtain a substantial number of new engagements from existing clients or through referrals from existing clients. As a result, if a client is not satisfied with our services, it may diminish our reputation and become more damaging to our business than to other businesses. Additionally, if we fail to meet our contractual obligations or other arrangements with our clients, we could be subject to legal liability or loss of client relationships. Our contracts typically include provisions to limit our exposure to legal claims relating to our services and the applications we develop, but these provisions may not protect us or may not be enforceable in all cases.

The consulting industries are highly competitive, and we may not be able to compete effectively.

The consulting industries in which we operate include a large number of participants and are highly competitive. We face competition from other business operations and consulting firms, general management consulting firms, the consulting practices of major accounting firms, technical and economic advisory firms, regional and specialty consulting firms and some of these firms are global in nature and have access to more resources which may provide with the ability to highlight broader experiences to potential clients. In addition, because there are relatively low barriers to entry, we expect to continue to face additional competition from new entrants into the business operations and financial consulting industries. Many of our competitors have a greater national presence and are also international in scope, as well as having significantly greater personnel, financial, technical and marketing resources. In addition, these competitors may generate greater revenues and have greater name recognition than we do. Our ability to compete also depends in part on the ability of our competitors to hire, retain and motivate skilled consultants, the price at which others offer comparable services and our competitors’ responsiveness to their clients. If we are unable to compete successfully with our existing competitors or with any new competitors, our financial results will be adversely affected.

Our inability to hire and retain talented people in an industry where there is great competition for talent could have a serious negative effect on our prospects and results of operations.

Our business involves the delivery of professional services and is highly labor-intensive. We rely heavily on our senior management team and our ability to retain them is particularly important to our future success. Given the highly specialized nature of our services, these people must have a thorough understanding of our service offerings as well as the skills and experience necessary to manage an organization consisting of a diverse group of professionals. In addition, we rely on our senior management team to generate, handle and market our business. Further, in light of our limited operating history, our senior management’s personal reputations and relationships with our clients are a critical element in obtaining and maintaining client engagements. Qualified consultants are in great demand, and we face significant competition for both senior and junior consultants with the requisite credentials and experience. Our principal competition for talent comes from other consulting firms, accounting firms and technical and economic advisory firms, as well as from organizations seeking to staff their internal professional positions. Many of these competitors may be able to offer significantly greater compensation and benefits or more attractive lifestyle choices, career paths or geographic locations than we do. Therefore, we may not be successful in attracting and retaining the skilled consultants we require to conduct and expand our operations successfully. Some of our clients could choose to use the services of that competitor instead of our services. Increasing competition for these consultants may also significantly increase our labor costs, which could negatively affect our margins and results of operations. Also, if one or more members of our senior management team leave and we cannot replace them with a suitable candidate quickly, we could experience difficulties in securing and successfully completing engagements and managing our business properly, which could harm our business prospects and results of operations.

Revenues from our service fees are difficult to predict, and the timing and extent of recovery of our costs is uncertain.

Although clients generally agree to pay certain amount of fees for a pre-determined set of professional services, in certain segments – primarily within our business strategy consultancy – some engagements involved fees that are payable upon the delivery of specific, predefined professional services as outlined in the engagement agreement. The completion of these services often depends on factors outside our control, such as the actions of our client or third parties. As a result, the recognition of revenue from service fee—only permitted once all applicable revenue recognition criteria have been met—is inherently uncertain and difficult to predict and may not occur evenly throughout the year. Should service fee represent a greater percentage of our business in the future, we may experience increased volatility in our working capital requirements and greater variations in our quarter-to-quarter results, which could affect the price of our Class A Shares. In addition, an increase in the proportion of service fees may offset the positive effect on our operating results from increases in our utilization rate or the average billing rate per hour.

Developments in the social, political, regulatory and economic environment in the countries where we operate, may have a material and adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in the countries in which we operate. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. For example, we have considerable operations in Malaysia, and negative developments in Malaysia’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. Although the overall economic environment in Malaysia and other countries where we operate appear to be positive, there can be no assurance that this will continue to prevail in the future.

Foreign exchange rate fluctuations and controls could have a material adverse effect on our earnings and the strength of our balance sheet.

Since we generate revenues in Malaysia, we are exposed to fluctuations in the value of the RM. To the extent the United States Dollar increases in value relative to the RM, our margins may be adversely affected. Foreign exchange rates may also impact trade between countries as fluctuations in currencies may impact the value of goods as between two trading countries. We do not take actions to hedge against foreign exchange and transaction risks and are therefore exposed to the swing in the value of the RM. Consequently, short-term or long-term exchange rate movements or controls may have a material adverse effect on our business, financial condition, results of operations and liquidity.

Changes in tax laws, tax treaties as well as judgments and estimates used in the determination of tax-related asset (liability) and income (expense) amounts, could materially adversely affect our business, financial condition and results of operations.

We operate in jurisdictions and may be subject to the tax regimes and related obligations in the jurisdictions in which we operate or do business. Changes in tax laws, bilateral double tax treaties, regulations and interpretations could adversely affect our financial results. The tax rules of the various jurisdictions in which we operate or conduct business often are complex, involve bilateral double tax treaties and are subject to varying interpretations. Tax authorities may challenge tax positions that we take or historically have taken, may assess taxes where we have not made tax filings, or may audit the tax filings we have made and assess additional taxes. Such assessments, either individually or in the aggregate, could be substantial and could involve the imposition of penalties and interest. For such assessments, from time to time, we use external advisors. In addition, governments could impose new taxes on us or increase the rates at which we are taxed in the future. The payment of substantial additional taxes, penalties or interest resulting from tax assessments, or the imposition of any new taxes, could materially and adversely impact our results, financial condition and liquidity. Additionally, our provision for income taxes and reporting of tax-related assets and liabilities require significant judgments and the use of estimates. Amounts of tax-related assets and liabilities involve judgments and estimates of the timing and probability of recognition of income, deductions and tax credits. Actual income taxes could vary significantly from estimated amounts due to the future impacts of, among other things, changes in tax laws, regulations and interpretations, our financial condition and results of operations, as well as the resolution of any audit issues raised by taxing authorities.

Our engagements with clients may not be profitable.

When making proposals for engagements, we estimate the costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to deploy them on projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin.

To date, we have not typically retained clients on a recurring or long-term basis. Instead, clients engage us on a project-by-project basis. The majority of our engagement agreements can be terminated by clients on short notice and without significant penalty. Furthermore, because large client projects involve multiple engagements or stages, there is a risk that a client may choose not to retain us for additional stages of a project or that a client will cancel or delay additional planned engagements. These terminations, cancellations or delays could result from factors unrelated to our work product or the progress of the project but could be related to the business or financial conditions of the client or the economy generally. When contracts are terminated, we lose the associated revenues, and we may not be able to eliminate associated costs in a timely manner.

Accordingly, if these engagements do not result in demonstrable benefits to our clients, our profit margin on these engagements will suffer. In addition, in limited circumstances we extend financing to our clients. Failure to collect these amounts may adversely affect our earnings.

Changes in Nasdaq rules or regulations could adversely impact our business operations or stock.

As a foreign private issuer and a Company that is listed on the Nasdaq Capital Market, we are subject to its rules and regulations. Any changes to these rules or regulations, including those related to listing standards, corporate governance, or trading requirements, could have a material adverse effect on our ability to maintain our listing or meet Nasdaq’s continued listing requirements. If we fail to comply with any new or modified regulations, we may face delisting, which could negatively impact our stock price and ability to raise capital in the public markets.

Cybersecurity incidents could disrupt business operations, result in the loss of critical and confidential information and adversely impact our reputation and results of operations.

Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to our information technology (“IT”) systems to sophisticated and targeted measures known as advanced persistent threats. While we employ measures to prevent, detect, address and mitigate these threats (including access controls, data encryption, vulnerability assessments, management training, continuous monitoring of our IT networks and systems and maintenance of backup and protective systems), cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties) and the disruption of business operations. While no cybersecurity attack to date has had a material impact on our financial condition, results of operations or liquidity, the threat remains and the potential consequences of a material cybersecurity incident include reputational damage, litigation with third parties, diminution in the value of our investment in research, development and engineering, and increased cybersecurity protection and remediation costs, which in turn could adversely affect our competitiveness and results of operations.

We are required to comply with economic substance requirements in the British Virgin Islands.

The British Virgin Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (as amended, the “ESA”) came into force in the British Virgin Islands introducing certain economic substance requirements for British Virgin Islands tax resident companies which are engaged in certain “relevant activities,” which in our case applies for financial years from 2019 onwards.

At present, the activities which are conducted by us would constitute holding business. Although it is presently anticipated that the ESA will have little material impact on us or our operations, as the legislation is new and remains subject to further clarification and interpretation it may not be possible to ascertain the precise impact of any legislative changes or changes in official guidance on us. We are required to make an annual filing with the British Virgin Islands International Tax Authority confirming if we carried out any “relevant activities” during the preceding financial period and, if so, providing certain prescribed information.

If our activities change or if the scope of the “relevant activities” is changed by subsequent legislation, we may be required to increase our substance in the British Virgin Islands to satisfy such requirements, which could result in additional costs that could adversely affect our financial condition or results of operations. If we were required to satisfy economic substance requirements in the British Virgin Islands but failed to do so, we could face financial penalties, restriction or regulation of our business activities and/or may be struck off as a registered entity in the British Virgin Islands or liquidated.

Risks Related to the Ownership of Our Securities

The trading price of our securities is likely to be, volatile, which could result in substantial losses to our investors.

The trading price of our securities is likely to be volatile and could fluctuate widely due to factors beyond our control. Some of the factors that may cause the market price for our securities to fluctuate include:

●	Actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;

●	Actual of anticipated changes in our growth rate;

●	Announcements by us or our competitors of significant services, contracts, acquisitions or strategic alliances;

●	Our announcement of actual results for a fiscal period that are lower than projected or expected or our announcement of revenue or earnings guidance that is lower than expected;

●	Changes in estimates of our financial results or recommendations by securities analysis;

●	Chanes in market valuations of similar companies;

●	Changes in our capital structure, such as future issuances or securities or the incurrence of debt;

●	Regulatory developments in BVI, Malaysia, the United States or other countries;

●	Actual or threatened litigation involving us or our industry;

●	Additions or departures of key personnel;

●	A change in control of the Company;

●	Share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

●	Further issuances of securities by us;

●	Sales of securities by our shareholders;

●	Repurchases of securities; and

●	Changes in general economic, industry and market conditions.

●	There is no public market for the Warrants or the Pre-Funded Warrants being offered in this offering; and

●	Holders of our Warrants and Pre-Funded Warrants will have no rights as holders of securities until such warrants are exercised.

Any of these factors may result in large and sudden changes in the volume and price at which our securities will trade.

You may not be able to resell your Class A Shares purchased in this offering at or above the public offering price you paid for your Class A Shares.

The factors described in the preceding risk factor may cause the market price and demand for our Class A Shares to fluctuate substantially, which may limit or prevent investors from readily selling their Class A Shares and may otherwise negatively affect the liquidity of our Class A Shares. If the market price of our Class A Shares after this offering does not exceed the price you paid, you may not realize any return on your investment in us and may lose some or all of your investment. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The price of our securities may rapidly fluctuate or may decline regardless of our operating performance, resulting in substantial losses for investors.

The trading price of our securities may be subject to instances of extreme stock price run-ups followed by rapid price declines and stock price volatility unrelated to both our actual and expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our stock. Further, the trading price of our securities is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume, actual or anticipated fluctuations in our results of operations; the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections; failure of securities analysts to initiate or maintain coverage of our Company, changes in financial estimates or ratings by any securities analysts who follow our Company or our failure to meet these estimates or the expectations of investors; announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures, operating results or capital commitments; changes in operating performance and stock market valuations of other companies in our industry; price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; changes in our Board or management; sales of large blocks of our securities, including sales by our executive officers, directors and significant stockholders; lawsuits threatened or filed against us; changes in laws or regulations applicable to our business; the expiration of lock-up agreements; changes in our capital structure,; short sales, hedging and other derivative transactions involving our capital stock; general economic and geopolitical conditions, including the current or anticipated impact of military conflict and related sanctions imposed on Russia by the United States and other countries due to Russia’s recent invasion of Ukraine.

As a company incorporated in the British Virgin Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a company incorporated in the BVI that is listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Corporate governance practices in the BVI, which is our home country, do not require (i) a majority independent board of directors; the establishment of a nominating and corporate governance committee (or having director nominations made by all independent directors); (ii) the establishment of a compensation committee; or (iii) the audit committee to be comprised of three directors, which are all Nasdaq corporate governance listing standards. Currently, we do not plan to rely on the home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. Notwithstanding the foregoing, we are not required to and, in reliance on home country practice, we do not intend to comply with certain Nasdaq rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In accordance with the provisions of our amended and restated memorandum and articles of association, our board of directors is authorized to issue securities, including Class A Shares, preferred shares, warrants and convertible notes without shareholder approval.

If we were deemed to be an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business and the price of our Class A Shares.

An entity will generally be deemed an “investment company” under Section 3(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”) if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (b) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We believe that we are engaged primarily in the business of providing corporate advisory services and not in the business of investing, reinvesting or trading in securities. We hold ourselves out as a business consulting firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities nor do we own or propose to acquire investment securities having a value exceeding 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on a consolidated or unconsolidated basis. In that respect, we do not believe that we fall within the definition of an ‘investment company’ under the 1940 Act because substantially all of our revenue has come from consulting fees and other factors such as the history of the Company, how the Company has represented itself in the marketplace and the lack of investing expertise by almost all of senior management.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact business with affiliates, could make it impractical for us to continue our business as currently conducted and would have a material adverse effect on our business, financial condition, results of operations and the price of our Class A Shares. In addition, we may be required to limit the amount of investments that we make as a principal or otherwise conduct our business in a manner that does not subject us to the registration and other requirements on the 1940 Act.

Our Memorandum and Articles of Association contains anti-takeover provisions which may discourage a third-party from acquiring us and adversely affect the rights of holders of our shares.

Our Memorandum and Articles of Association contains certain provisions that could limit the ability of others to acquire control of our company, including provisions that:

●	institute a staggered board of directors and restrictions on our shareholders to fill a vacancy on the board of directors;

●	impose advance notice requirements for shareholder proposals and meetings; and

●	expressly provide that the business and affairs of the Company shall be managed by, or under the direction or supervision of, the board of directors – and that the board of directors have all powers necessary for managing, and for directing and supervising, the business and affairs of the Company.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions that you desire.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our securities and our trading volume could decline.

The trading market for our securities depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrades our securities or publishes inaccurate or unfavorable research about our business, the price of our securities would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our Class A Shares could decrease, which might cause the price of our securities and trading volume to decline.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Class A Shares could decline.

If our existing stockholders sell substantial amounts of our Class A Shares in the public market following this offering and the expiration of the lock-up agreements, the market price of our Class A Shares could decrease significantly. The perception in the public market that our existing stockholders might sell Class A Shares could also depress our market price.

In addition, the holders of Class A Shares will have the right, subject to certain exceptions and conditions, to require us to register their Class A Shares under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding Class A Shares would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. A decline in the price of shares of our Class A Shares might impede our ability to raise capital through the issuance of additional shares of our Class A Shares or other equity securities.

We currently report our financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

Currently, we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, if the market value of our Class A Shares held by non-affiliates exceeds $700 million, if we have more than $1.235 billion in annual revenue, or we issue more than $1.0 billion of non-convertible debt over a three-year period before the end of that period, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our Class A Shares less attractive because we will rely on these exemptions. If some investors find our Class A Shares less attractive as a result of our reliance on these exemptions, the trading prices of our Class A Shares may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

The rules governing passive foreign investment companies (“PFICs”) can have adverse effects for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The determination of whether we are a PFIC, which must be made annually after the close of each taxable year, depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to relate, in part, to (a) the market price of our Class A Shares and (b) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. Moreover, our ability to earn specific types of income that we currently treat as non-passive for purposes of the PFIC rules is uncertain with respect to future years. Because the value of our assets for purposes of determining PFIC status will depend in part on the market price of our Class A Shares, which may fluctuate significantly. We do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we are a PFIC, a U.S. Holder (defined below) would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. Holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund (“QEF”) or, if shares of the PFIC are “marketable stock” for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. We do not intend to comply with the reporting requirements necessary to permit U.S. Holders to elect to treat us as a QEF. If a U.S. Holder makes a mark-to-market election with respect to its Class A Shares, the U.S. Holder is in its U.S. federal taxable income an amount reflecting any year end increase in the value of its Class A Shares. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Class A Shares that is for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a court within the U.S. can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (b) that was in existence on August 20, 1996, and validly elected under applicable Treasury Regulations to continue to be treated as a domestic trust.

Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to the Class A Shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

A possible “short squeeze” due to a sudden increase in demand of our Class A Shares that largely exceeds supply may lead to price volatility in our Class A Shares.

Investors may purchase our Class A Shares to hedge existing exposure in our Class A Shares or to speculate on the price of our Class A Shares. Speculation on the price of our Class A Shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of our Class A Shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our Class A Shares for delivery to lenders of our Class A Shares. Those repurchases may in turn, dramatically increase the price of our Class A Shares until investors with short exposure are able to purchase additional Class A Shares to cover their short position. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our Class A Shares that are not directly correlated to the performance or prospects of our Class A Shares and once investors purchase the Class A Shares necessary to cover their short position the price of our Class A Shares may decline.

The sale of these or other shares of V Capital Consulting Group Limited in the public market, or the perception that such sales could occur, could harm the prevailing market price of Class A shares of V Capital Consulting Group Limited’s Class A Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for V Capital Consulting Group Limited to sell Equity Securities in the future at a time and at a price that it deems appropriate.

In the future, V Capital Consulting Group Limited may also issue its securities in connection with investments or acquisitions. The amount of shares of V Capital Consulting Group Limited’s Class A shares issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding shares of V Capital Consulting Group Limited’s Class A shares. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to V Capital Consulting Group Limited’s stockholders.

Risks Related to this Offering

Investors in this offering may experience future dilution as a result of this and future equity offerings.

In order to raise additional capital, we may in the future offer additional Class A Shares or other securities convertible into or exchangeable for our Class A Shares. Investors purchasing our Class A Shares or other securities in the future could have rights superior to existing holders of Class A Shares, and the price per share at which we sell additional Class A Shares or other securities convertible into or exchangeable for our Class A Shares in future transactions may be higher or lower than the combined offering price per Class A Share.

New investors in our securities will experience immediate and substantial dilution after this offering.

The effective public offering price per Class A Share will be substantially higher than the pro forma as adjusted net tangible book value per share of the outstanding Class A Shares immediately after this offering. Based on an assumed public offering price of $[**], which is the mid-point of the indicate price range in the cover of this prospectus, and our net tangible book value as of [**], if you purchase our Class A Shares in this offering you will pay more for your Class A Shares than the amounts paid by our existing shareholders for their Class A Shares and you will suffer immediate dilution of approximately $[**] per Class A Share in pro forma as adjusted net tangible book value. As a result of this dilution, investors purchasing Class A Shares in this offering may receive significantly less than the full purchase price that they paid for the Class A Shares purchased in this offering in the event of a liquidation. To the extent Class A Shares are issued under outstanding options and warrants at exercise prices lower than the public offering price of our Class A Shares in this offering, holders will incur further dilution.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds will be used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We intend to allocate approximately 40% of the net proceeds from this offering to capital expenditures, approximately 35% to business expansion, and approximately 25% to team expansion.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the commercial success of our systems and the costs of our research and development activities, as well as the amount of cash used in our operations. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Risks Related to Our Separation from VCIG

The distribution may not occur, and the separation may not be successful.

Upon completion of this offering, we will be a stand-alone public company, although we will continue to be controlled by VCIG. The process of becoming a stand-alone public company may distract our management from focusing on our business and strategic priorities. Further, although we expect to have direct access to the debt and equity capital markets following this offering, we may not be able to issue debt or equity on terms acceptable to us or at all. Moreover, even with equity compensation tied to our business, we may not be able to attract and retain employees as desired.

We also may not fully realize the intended benefits of being a stand-alone public company if any of the risks identified in this “Risk Factors” section, or other events, were to occur. These intended benefits include improving the strategic and operational flexibility of both companies, increasing the focus of the management teams on their respective business operations, allowing each company to adopt the capital structure, investment policy and dividend policy best suited to its financial profile and business needs, and providing each company with its own equity currency to facilitate acquisitions and to better incentivize management. See the section titled “Certain Relationships and Related Party Transactions—Relationship with VCIG.” If we do not realize these intended benefits for any reason, our business may be negatively affected. In addition, the separation could materially adversely affect our business, results of operations and financial condition.

As long as VCIG controls us, your ability to influence matters requiring stockholder approval will be limited.

After this offering, VCIG will own our Class A Shares, representing approximately 88.89% of the outstanding Class A Shares (or approximately 87.43% if the underwriters exercise their option to purchase additional shares in full). In addition, 3,000,000 Class B Shares, which carry super-voting rights of 10 votes per Class B Share, will be fully owned by VCIG.

As a result, following the completion of this offering, VCIG will beneficially own Class A and Class B Shares representing approximately 95.24% (or approximately 94.56% if the underwriters exercise their option to purchase additional shares in full). For so long as VCIG beneficially owns shares representing a majority of the voting power, it will be able to elect all of the members of our board of directors and exercise significant influence over matters requiring shareholder approval. See the section titled “Principal Shareholders”.

VCIG’s ability to control our board of directors may make it difficult for us to recruit high-quality independent directors.

So long as VCIG beneficially owns shares of our outstanding shares representing at least a majority of the votes entitled to be cast by the holders of our outstanding voting stock, VCIG can effectively control and direct our board of directors. We anticipate that, at the completion of this offering, Hoo Voon Him will continue to serve as the Chairman of the board of directors and Chief Executive Officer of VCIG. Further, the interests of VCIG and our other stockholders may diverge. Under these circumstances, persons who might otherwise accept our invitation to join our board of directors may decline.

VCIG’s interests may conflict with our interests and the interests of our other stockholders. Conflicts of interest between us and VCIG could be resolved in a manner unfavorable to us and our other stockholders.

Various conflicts of interest between us and VCIG could arise. We anticipate that, at the completion of this offering, Hoo Voon Him will continue to serve as the Chairman of the board of directors and Chief Executive Officer of VCIG. Ownership interests of Hoo Voon Him in VCIG and ownership interests of our directors and officers in VCIG capital stock, or service by an individual as either a director and/or officer of both companies, could create or appear to create potential conflicts of interest when such individuals are faced with decisions relating to us. These decisions could include:

●	corporate opportunities;

●	the impact that operating or capital decisions (including the incurrence of indebtedness) relating to our business may have on VCIG’s consolidated financial statements and/or current or future indebtedness (including related covenants);

●	business combinations involving us;

●	our dividend and stock repurchase policies;

●	compensation and benefit programs and other human resources policy decisions;

●	management stock ownership;

●	the intercompany agreements and services between us and VCIG, including the agreements relating to our separation from VCIG;

●	the payment of dividends on our ordinary shares; and

●	determinations with respect to our tax returns.

Potential conflicts of interest could also arise if we decide to enter into new commercial arrangements with VCIG in the future or in connection with VCIG’s desire to enter into new commercial arrangements with third parties. Additionally, VCIG may be constrained by the terms of agreements relating to its indebtedness from taking actions, or permitting us to take actions, that may be in our best interest.

Our amended and restated certificate of incorporation will provide that, except as otherwise agreed to in writing by VCIG and us, VCIG will have no duty to refrain from engaging in the same or similar business activities or lines of business, doing business with any of our customers or employing or otherwise engaging or soliciting for employment any of our directors, officers or employees.

Our memorandum and articles of association will also provide that in the event that a director or officer of the Company who is also a director or officer of VCIG acquires knowledge of a potential corporate opportunity that may be a corporate opportunity for both the Company and VCIG (excluding any corporate opportunity that was presented or became known to such director or officer solely in his or her capacity as a director or officer of the Company, as reasonably determined by such director or officer, unless the Company notifies such person that the Company does not intend to pursue such opportunity), such director or officer may present such opportunity to the Company or VCIG or both, as such director or officer determines in his or her sole discretion, and that by doing so such person will have satisfied his or her duties to the Company and its stockholders. Our memorandum and articles of association will provide that we renounce any interest in any such opportunity presented to VCIG. These provisions create the possibility that a corporate opportunity of the Company may be used for the benefit of VCIG.

Furthermore, disputes may arise between us and VCIG relating to our past and ongoing relationships, and these potential conflicts of interest may make it more difficult for us to favorably resolve such disputes, including those related to:

●	tax, employee benefit, indemnification and other matters arising from the separation;

●	the nature, quality and pricing of services VCIG agrees to provide to us; and

●	sales and other disposals by VCIG of all or a portion of its ownership interest in us.

We will have a general policy that all material transactions with a related party, as well as all material transactions in which there is an actual, or in some cases, perceived, conflict of interest, will be subject to prior review and approval by our Audit Committee and its independent members, who will determine whether such transactions or proposals are fair and reasonable to VCCG and its stockholders. In general, potential related-party transactions will be identified by our management and discussed with our Audit Committee at its meetings.

However, we may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated third party. While we are controlled by VCIG, we may not have the leverage to negotiate amendments to our various agreements with VCIG (if any are required) on terms as favorable to us as those we would negotiate with an unaffiliated third party.

The separation may limit our ability to compete in certain businesses and take certain actions, which may prevent us from pursuing opportunities to raise capital, acquire other businesses or provide equity incentives to our employees, which could impair our ability to grow.

The Separation Agreement will limit our ability to compete in certain businesses and take certain actions, which could impair our ability to grow. During the period beginning on the closing of the Separation Agreement and ending on the fifth anniversary of such date (the “Non-Competition Period”), (i) VCIG and its affiliates have agreed not to compete with, or own, manage, operate, control or participate in the ownership, management, operation or control of any company that competes with us in the Corporate Advisory Business across all jurisdictions, and (ii) we and the Spin-Off Subsidiaries have agreed not to compete with, or own, manage, operate, control or participate in the ownership, management, operation or control of any company that competes with VCIG in the other businesses of VCIG that are not related to the Corporate Advisory Business in all jurisdictions. Similarly, during the Non-Competition Period, VCIG and us have agreed to customary non-solicitation provisions relating to the employees of VCCG, the Company or the Spin-Off Subsidiaries.

Our inability to compete with VCIG’s businesses and pursue certain transactions could materially adversely affect our business, results of operations and financial condition.

We have no operating history as a stand-alone public company, and our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

The historical financial information we have included in this prospectus does not reflect, and the pro forma financial information included in this prospectus may not reflect, what our financial condition, results of operations or cash flows would have been had we been a stand-alone entity during the historical periods presented, or what our financial condition, results of operations or cash flows will be in the future as an independent entity.

The pro forma combined and consolidated financial information included in this prospectus includes adjustments based upon available information we believe to be reasonable. However, the assumptions may change and actual results may differ. In addition, we have not made pro forma adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our transition to becoming a public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, stand-alone company. For additional information about the basis of presentation of our pro forma financial information and historical financial information included in this prospectus, see the sections titled “Selected Combined and Consolidated Financial Data”.

If VCIG experiences a change in control, our current plans and strategies could be subject to change.

As long as VCIG controls us, it will have significant influence over our plans and strategies, including strategies relating to marketing and growth. In the event VCIG experiences a change in control, a new VCIG owner may attempt to cause us to revise or change our plans and strategies, as well as the agreements between VCIG and us, described in this prospectus. A new owner may also have different plans with respect to the contemplated distribution of our ordinary shares to VCIG stockholders, including not effecting such a distribution.

The assets and resources that we acquire from VCIG in the separation may not be sufficient for us to operate as a stand-alone company, and we may experience difficulty in separating our assets and resources from VCIG.

Because we have not operated as an independent company in the past, we will need to acquire assets in addition to those contributed by VCIG and its subsidiaries to us and our subsidiaries in connection with our separation from VCIG. We may also face difficulty in separating our assets from VCIG’s assets and integrating newly acquired assets into our business. Our business, financial condition and results of operations could be harmed if we fail to acquire assets that prove to be important to our operations or if we incur unexpected costs in separating our assets from VCIG’s assets or integrating newly acquired assets.

The services that VCIG provides to us may not be sufficient to meet our needs, which may result in increased costs and otherwise adversely affect our business.

Pursuant to the Separation Agreement, we expect VCIG to continue to provide us with certain administrative services, including human resources and administrative services, and finance services (the “Shared Services”). Further, if we no longer receive the Shared Services from VCIG due to the termination of the Separation Agreement or otherwise, we may not be able to perform these services ourselves and/or find appropriate third-party arrangements at a reasonable cost (and any such costs may be higher than those charged by VCIG). See the section titled “Certain Relationships and Related Party Transactions—Relationship with VCIG.”

Our ability to operate our business effectively may suffer if we are unable to cost-effectively establish our own administrative and other support functions in order to operate as a stand-alone company after the expiration of our shared services and other intercompany agreements with VCIG.

As an operating segment of VCIG, we relied on administrative and other resources of VCIG, including accounting, finance, and human resources, to operate our business. In connection with this offering, we have entered into the Separation Agreement to retain the ability to use these VCIG resources. See the section titled “Certain Relationships and Related Party Transactions.” These services may not be provided at the same level as when we were a business segment within VCIG, and we may not be able to obtain the same benefits that we received prior to this offering. These services may not be sufficient to meet our needs, and after our agreements with VCIG expire (which will generally occur within 12 months following the completion of this offering), we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have with VCIG. We will need to create our own administrative and other support systems or contract with third parties to replace VCIG’s systems. In addition, we have received informal support from VCIG, which may not be addressed in the agreements we have entered into with VCIG, and the level of this informal support may diminish as we become a more independent company. Any failure or significant downtime in our own administrative systems or in VCIG’s administrative systems during the transitional period could result in unexpected costs, impact our results and/or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis.

After this offering, we will be a smaller company relative to VCIG, which could result in increased costs in our supply chain and in general because of a decrease in our purchasing power. We may also experience decreased revenue due to difficulty maintaining existing customer relationships and obtaining new customers.

Prior to this offering, we were able to take advantage of VCIG’s size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit and other professional services. In addition, as a segment of VCIG, we were able to leverage VCIG’s size and purchasing power to bargain with suppliers and service providers. We are a smaller company than VCIG, and we cannot assure you that we will have access to financial and other resources comparable to those available to us prior to this offering. As a stand-alone company, we may be unable to obtain office space, goods, technology and services in general, as well as components and services that are part of our supply chain, at prices or on terms as favorable as those available to us prior to this offering, which could increase our costs and reduce our profitability. Our future success depends on our ability to maintain our current relationships with existing customers, and we may have difficulty attracting new customers.

Certain contracts used in our business will need to be replaced, or assigned from VCIG or its affiliates to us, in connection with the separation, which may require the consent of the counterparty to such an assignment, and failure to obtain such replacement contracts or consents could increase our expenses or otherwise adversely affect our results of operations.

Our separation from VCIG requires us to replace shared contracts and, with respect to certain contracts that are to be assigned from VCIG or its affiliates to us or our affiliates, to obtain consents and assignments from third parties. If we are unable to obtain such replacement contracts or consents, as applicable, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated by these contracts.

We may have received better terms from unaffiliated third parties than the terms we will receive in the agreements that we intend to enter into with VCIG.

The agreements that we intend to enter into with VCIG in connection with the separation, including the Shared Services in the Separation Agreement, were prepared in the context of the separation while we were still a wholly owned subsidiary of VCIG. See the section titled “Certain Relationships and Related Party Transactions—Relationship with VCIG.” Accordingly, during the period in which the terms of those agreements were prepared, we did not have an independent board of directors or a management team that was independent of VCIG. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties.

Risks Related to Investing in a British Virgin Islands Company

We are a British Virgin Islands company, and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.

We are incorporated under the laws of the British Virgin Islands. Most of our assets are located outside the United States. Furthermore, most of our directors and officers reside outside the United States, and most of their assets are located outside the United States. As a result, you may find it difficult to effect service of process within the United States upon these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for you to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an action against us or these persons in a British Virgin Islands court predicated upon the civil liability provisions of the U.S. federal securities laws.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the British Virgin Islands, courts in the British Virgin Islands will not automatically recognize and enforce a final judgment rendered by a U.S. court.

Any final and conclusive monetary judgment obtained against us in U.S. courts, for a definite sum, may be treated by the courts of the British Virgin Islands as a cause of action in itself so that no retrial of the issue would be necessary, provided that in respect of the U.S. judgment:

●	the U.S. court issuing the judgment had jurisdiction in the matter and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of ours;

●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

●	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

●	the proceedings pursuant to which judgment was obtained were not contrary to public policy.

Under our articles of association, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions.

You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

Our affairs are governed by the provisions of our memorandum of association and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law. The rights of our shareholders and the responsibilities of our directors and officers under the British Virgin Islands law are different from those applicable to a corporation incorporated in the United States. There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, the British Virgin Islands regulations governing the securities of British Virgin Islands companies may not be as extensive as those in effect in the United States, and the British Virgin Islands law and regulations in respect of corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of our ordinary shares in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $[___] million, assuming that the ordinary shares to be sold in this offering are sold at $[___] per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus. We currently intend to use the net proceeds of this offering for [_____], and general corporate purposes.

A $1.00 increase (decrease) in the assumed initial public offering price of $[___] per share would increase (decrease) the net proceeds to us from this offering by $[___] million, assuming the expected number of ordinary shares to be sold by us in this initial public offering remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

We may also increase or decrease the number of ordinary shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of ordinary shares offered by us would increase (decrease) the net proceeds to us by approximately $[____] million, assuming that the assumed initial public offering price of $[____] per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

The primary purpose of this Offering is to create a public market for the Shares for the benefit of all shareholders. We plan to use the net proceeds of this Offering as follows:

●	approximately 40% on capital expenditure;

●	approximately 35% on the business expansion; and

●	approximately 25% on the team expansion.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this initial public offering. Our management, however, will have some flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends to holders of our capital stock. We currently intend to retain future earnings to finance the operation and expansion of our business. We do not anticipate paying any dividends on our Class A Shares in the foreseeable future. As a result, you will need to sell your Class A Shares to receive any income or realize a return on your investment. You may not be able to sell your Class A Shares at or above the price you paid for them.

Any future determination to pay dividends will be at the discretion of our board of directors. If we do commence the payment of dividends in the future, there can be no assurance that we will continue to pay any dividend. Our board of directors is free to change our dividend policy at any time, including to increase, decrease or eliminate our dividend. The board will base its decisions on, among other things, general business conditions, our results of operations, financial condition, cash requirements, prospects, contractual, legal and regulatory restrictions regarding dividend payments by our subsidiaries and any other factors the board may consider relevant. No assurance is given that we will pay any dividends to holders of our capital stock or as to the amount of any such dividends if our board of directors determines to do so.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2024:

●	on an actual basis;

●	on a pro forma basis to reflect the transactions described in the section titled ” Combined and Consolidated Financial Statements” other than this offering; and

●	on a pro forma as adjusted basis to give effect to the transactions described in the section titled “Combined and Consolidated Financial Statements,” including this offering.

The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the separation or this offering been completed as of December 31, 2024. In addition, it is not indicative of our future cash and cash equivalents and capitalization. This table is derived from, and should be read in conjunction with our historical combined and consolidated financial statements and our combined and consolidated financial statements and the notes thereto included elsewhere in this prospectus, and should be read in conjunction with the sections titled “Selected Combined and Consolidated Financial Data,” “Combined and Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined and consolidated financial statements and notes thereto included elsewhere in this prospectus.

	As of December 31, 2024
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(In thousands, except share data)
Cash and cash equivalents	$1,184,237	$	$
Equity:
Class A Shares, no par value (authorized – 21,000,000 shares actual, 25,500,000 shares pro forma after giving effect to 2 events and 25,875,000 shares pro forma as adjusted; issued and outstanding – no shares actual, shares pro forma and shares pro forma as adjusted(2))	$2,002,300	$
Retained earnings	$4,868,614	$
Fair value reserve	$(131,611)	$
Translation reserve	$(18,407)	$
Equity attributable to owners of the Company	$6,720,896	$
Total capitalization	$6,720,896	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $[__] per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total equity by approximately $[____], assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

We may also increase or decrease the number of ordinary shares we are offering. Each increase (decrease) of 1,000,000 ordinary shares in the number of ordinary shares offered by us would increase (decrease) total equity by approximately $[_____], assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our Class A Shares, your ownership interest will be diluted to the extent that the initial public offering price per ordinary share exceeds the tangible book value per share of our ordinary shares immediately following this offering.

Pro forma net tangible book value represents our total tangible assets (total assets less intangible assets) less total liabilities, divided by the pro forma number of outstanding Class A Shares. As of December 31, 2024, our pro forma net tangible book value was $4.7 million, or $0.21 per share. After giving effect to the sale and issuance of Class A Shares in this offering at an assumed initial public offering price of $4 per Class A Share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of 31 December 2024 would have been $13.2 million, or $0.52 per Class A Share. This represents an immediate increase in pro forma as adjusted net tangible book value of $[___] per ordinary share to our existing stockholder, VCIG, and an immediate dilution of $[___] per Share to new investors participating in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial price to public per Class A share			$4.00
Pro forma net tangible book value per Class A Share as of [_____](1)	$
Increase per Class A Share attributable to new investors(2)	$

Pro forma as adjusted net tangible book value per Class A Share after this offering(3)

Dilution per Class A Share to new investors		$

(1)	Determined by dividing the net tangible book value of the contributed tangible assets (total assets less intangible assets) less total liabilities by the total number of Class A Shares to be issued to VCIG in connection with the separation.

(2)	Represents the difference between pro forma as adjusted net tangible book value per Class A Share after this offering and pro forma net tangible book value per ordinary share as of December 31, 2024.

(3)	Determined by dividing (i) pro forma as adjusted net tangible book value, which is our pro forma net tangible book value plus the cash proceeds of this offering at an assumed initial public offering price of $[___] per Class A Share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us, by (ii) the total number of our Class A Shares to be outstanding following this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[__] ordinary per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $[___] million, or approximately $[__] per share, and increase (decrease) the dilution per share to investors participating in this offering by approximately $[___] per share, assuming that the number of ordinary shares offered by us remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering. An increase of 1,000,000 in the number of ordinary shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $[__] million, or $[__] per share, and decrease the dilution per ordinary share to investors participating in this offering by $[__] per share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, a decrease of 1,000,000 ordinary shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $[___] million, or $[___] per ordinary share, and increase the dilution per ordinary share to investors participating in this offering by $[___] per ordinary share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table summarizes, on the pro forma as adjusted basis described above as of December 31, 2024, the differences between the number of ordinary shares purchased from us, the total consideration and the price per share paid by our existing stockholder, VCIG, and by investors participating in this offering at an assumed initial public offering price of $[__] per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased				Total Consideration (In thousands)				Weighted- Average Price Per
	Number		Percent		Amount		Percent		Share
VCIG		(1)		%		$(2)		%	$
Investors participating in this offering				%				%
Total				%	$			%	$

(1)	Represents the total number of ordinary shares to be issued to VCIG in connection with the separation.

(2)	Represents the net tangible book value as of [_____] of the tangible assets (total assets less intangible assets) less total liabilities contributed in connection with the separation.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[__] per ordinary share would increase (decrease) total consideration paid by new investors by approximately $[___] million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering. An increase (decrease) of 1,000,000 in the number of ordinary shares offered by us would increase (decrease) total consideration paid by new investors by approximately $[___] million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis together with the section titled “Selected Combined and Consolidated Financial Data” and our combined and consolidated financial statements and related notes included elsewhere in this prospectus. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the financial data included in the following discussion. This discussion contains forward-looking statements about our business, operations and industry that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations and intentions. Our future results and financial condition may differ materially from those we currently anticipate as a result of the factors we describe under the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

VCCG, a spin-off business and subsidiary of VCI Global Limited (Nasdaq: VCIG), is a multi-disciplinary consulting group with key corporate advisory practices. Our team is staffed with consultants recognized for their wealth of knowledge and established track records of delivering impact. With our core group of experts experienced in corporate finance, capital markets, legal, and investor relations, we guide and assist our clients’ paths to success by helping them to identify business opportunities. We leverage our in-depth expertise to assist clients in creating values by providing profitable business ideas, customizing bold strategic options, offering sector intelligence, and equipping clients with cost-saving solutions for lasting growth.

We have been delivering our services to companies around the world ranging from small-medium enterprises and government contractors to publicly traded conglomerates across a broad array of industries. Our clients are predominantly from Malaysia with some client engagements from Singapore and the United States. We have conducted numerous engagements and advised our clients on resolving issues surrounding listing strategies, corporate development initiatives and investor relations.

We have generated US$14,289,986 of revenues for the year ended 31 December 2024, representing a 15% growth compared to our revenues for the year ended 31 December 2023.

Our Mission

We strive to deliver tailored business strategies to support clients in maximizing its long-term value and growth in a competitive market.

Our Service

Business Strategy Consultancy

VCCG is actively engaged in providing corporate strategy advisory services to meet clients’ specific needs. Our clientele, comprising a diverse mix of local and international entities, benefits from our services spanning both local and cross-border transactions.

We offer a diverse range of consultancy solutions, which includes, among others, providing comprehensive support throughout the listing journey. This includes offering end-to-end listing solutions that cover advising on organizational readiness, managing due diligence process, conducting peer and industry analyses, supporting the drafting of offering materials, and providing assistance to clients throughout the listing process. In addition, VCCG also supports the preparation of investor communication materials, offers strategic input on structure optimization, and helps formulate narratives and positioning strategies. We also assist in investor relations and public relations to help clients maintain effective communication with stakeholders and guidance on regulatory awareness. Over the years, our business strategy consultancy services have successfully propelled our clients’ businesses to achieve their strategic objectives.

Through our business strategy consultancy services, we perform the following functions:

●	To provide strategic guidance on capital access pathways and business positioning for market readiness;

●	To evaluate and assess clients’ businesses and perform IPO readiness diagnostics, including health checks on the company’s management, financial, and organizational structure;

●	To assemble external professionals for the IPO process and assist in building a quality management team, robust financial and corporate governance;

●	To assist in fine-tuning business plans, articulate compelling equity stories, and advise on strategic options to maximize clients’ business values;

●	To manage due diligence process and peer industry analysis;

●	To offer practical, insight-driven solutions to navigate growth through potential business transformation;

●	To develop corporate development strategies;

●	To assist with the preparation of strategic presentation materials for engagement with stakeholders;

●	To offer input on organizational structure alignment and planning;

●	To design marketing strategy and promote the company’s business;

●	To assist clients with their cross-border listings process in countries including, but not limited to, Malaysia, Singapore, and the United States.

●	To oversee the ongoing obligations of the Company following the necessary laws and regulations

●	To provide guidance on compliance with the disclosure requirements for the Company material information and announcements

●	To assist in establishing investor relation strategies and preparing relevant press-release for key events and milestones

●	To support high-level stakeholders with confidential, tailored guidance aligned with business and personal growth objectives.

●	To ensure seamless coordination and personalized support throughout the advisory process.

Revenue Model

Our revenue is driven in part by our ability to offer customized service offerings to add value to clients. We derive our revenues substantially from our business strategy consultancy service offerings and solutions that we deliver to our clients. Each contract has different terms based on the scope, deliverables, timing and complexity of the engagement. Depending on the terms of the service engagement contract, our revenues are derived from a few principal types of billing arrangements as explained below:

Service Fee

Our clients agree to a pre-established fee in exchange for a predetermined set of professional services. Generally, the client agrees to pay a fixed fee upon specific services engaged. Fees are determined based on our assessment of the engagement’s complexity, scale, estimated costs and the time it would take to complete each engagements.

Key Business Metrics

In addition to the measures presented in our combined and consolidated financial statements, we use the following key metrics to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions. Our key business metrics may be calculated in a manner different than similar key business metrics used by other companies.

Factors Affecting Our Business and Results of Operations

Reputation and Brand Strength

Our reputation and brand strength play a critical role in shaping our business and results of operations. A strong brand, built on trust and consistent delivery of results, is essential for attracting and retaining clients. Clients depend on us for effective advisory services, and by consistently meeting their expectations, we foster long-term relationships and generate referrals. Our credibility in the market, driven by a solid reputation, helps differentiate us from competitors and strengthens our position. A positive brand image enhances our ability to attract new clients and partners, ultimately supporting our business growth and success.

Comparability of Historical Results

Our historical combined and consolidated financial statements, which are discussed below, are prepared on a stand-alone basis in accordance with IFRS and are derived from VCIG’s consolidated financial statements and accounting records using the historical results of operations and assets and liabilities attributed to our operations, and include allocations of expenses from VCIG. Our combined and consolidated results are not necessarily indicative of our future performance and do not reflect what our financial performance would have been had we been a stand-alone public company during the periods presented.

VCIG currently provides certain services to us, and costs associated with these functions have been allocated to us. The allocations include costs related to corporate services related to (i) administrative services, including human resources and administrative services, finance services  and (ii) the sublease of office space and shared facilities. These costs were allocated on a basis of revenue, headcount or other measures we have determined as reasonable. These allocations are primarily reflected within operating expenses in our combined and consolidated statements of operations. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, us during the periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent company during the periods prior to the offering or of the costs we will incur in the future.

Our Relationship with VCIG

Following the completion of this offering, we expect VCIG to continue to provide certain of the services described above on a transitional basis for a fee. These services will be provided under the Separation Agreement as described in “Certain Relationships and Related Party Transactions—Relationship with VCIG—Arrangements Between VCIG and Our Company.” We generally expect to use the vast majority of these services for less than a year following the completion of this offering, depending on the type of the service and the location at which such service is provided. However, we may agree with VCIG to extend the service periods for a limited amount of time (which period will not extend past the first anniversary of the distribution) or may terminate such service periods by providing prior written notice.

Following the completion of this offering, we will be subject to the reporting requirements of the Exchange Act. We will be required to establish procedures and practices as a stand-alone public company in order to comply with our obligations under the Exchange Act and related rules and regulations. As a result, we will incur additional costs, including internal audit, investor relations, stock administration and regulatory compliance costs. These additional costs may differ from the costs that were historically allocated to us from VCIG. To operate as a stand-alone company, we expect to incur costs to replace certain services previously provided by VCIG, which may be higher than those reflected in our historical combined and consolidated financial statements.

Components of Our Operating Results

Revenue

	2023	2024	Change
	US$	US$	%
Business strategy consultancy	12,400,348	14,289,986	15

We derive our revenue from corporate advisory services. The above table sets forth a breakdown of our revenue in absolute amount and the changes in percentage from year ended December 31, 2023 to year ended December 31, 2024.

The Group’s revenue has increased by US$1.89 million or 15% from US$12.4 million for the year ended December 31, 2023 to US$14.29 million for the year ended December 31, 2024. Such an increase was mainly attributed to the completion of or near completion of multiple IPO projects in year ended 2024.

Our revenue can vary based on several factors, including uncertainties surrounding demand for our products and overall market conditions.

Other Income

Other income for the fiscal year ended December 31, 2023 and 2024 are as follows:

	2023	2024	Change
	US$	US$	%
Reversal on impairment of trade receivables	-	10,000	100
Reimbursement income for expenses incurred	-	3,623	100
Total	-	13,623	100

Operating Costs

	2023	2024	Change
	US$	US$	%
Consultant fee	1,854,242	2,145,896	16
Referral fee	937,766	659,000	(30)
Other cost of services	25	8,949	35,696
Depreciation	103	744	622
Directors’ fees	778,518	1,018,291	31
Employee benefits expenses	1,204,324	1,186,028	(2)
Allowance for expected credit losses on trade and other receivables	235,000	571,986	143
Rental expenses	45,719	110,489	142
Legal and professional fees	13,994	194,384	1,289
Other operating expenses	573,312	397,513	31
Total	5,643,003	6,293,280	12

The operating costs had increased by US$650 thousand or approximately 12%, from US$5.6 million in the fiscal year ended December 31, 2023 to US$6.3 million in the fiscal year ended December 31, 2024. This was mainly due to the increase in consultant fees and legal and professional fees.

The consultant fees  refer to the Company’s costs incurred from assisting its clients, in engaging all the relevant professionals required during the listing process, including but not limited to legal counsel, auditors, finance consultants, the US Capital markets consultant, which such consultant fee payment shall be included and be treated as part of our consultation services to our clients during the IPO’s process. This cost increased by 16% from the year 2023 to 2024 due to the increase in the IPO project. Furthermore, the group had incurred referral fees for the introduction of new projects for consulting services, which resulted in an increase in the group’s revenue.

We expect our operating costs to increase by a percentage of our revenue in future periods based on fluctuations in our revenue and the timing of such expense.

Income Taxes

The Group’s current taxation was US$ Nil in the fiscal year ended December 31, 2024 (2023: US$22,841).

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. As we expand internationally, we will face increased complexity in determining the appropriate tax jurisdictions for revenue and expense items which may differ from that of VCIG. Our policy is to adjust these reserves when facts and circumstances change, such as the closing of a tax audit or refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results. The provision for income taxes includes the effects of any accruals that we believe are appropriate, as well as the related net interest and penalties.

Segments Operations

Operating segments are identified on the basis of internal reports about components of the Company that are regularly reviewed by the Chief Operating Decision Maker (CODM) – Yong Hui Wun - Chief Executive Officer (“CEO”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group operates in a single business segment which is the business of business strategy consultancy. Accordingly, no separate segment disclosures are presented, as the Company has only one reportable operating segment in accordance with IFRS 8 Operating Segments. The Company’s revenue is derived entirely from this single business activity.

Geographical information

The Group’s non-current assets (excluded financial assets, measured at fair value through other comprehensive income) are located in Malaysia.

The following table summarizes revenue generated from different countries:

	2023		2024
	US$	%	US$	%

Malaysia	12,200,348	98	13,857,155	97
Singapore	200,000	2	432,831	3
	12,400,348	100	14,289,986	100

Revenue is attributed to each country based on the location of the customer’s principal place of business.

Discussion on Certain Key Items on the Combined and Consolidated Statement of Financial Position

The following table sets forth key information from our combined and consolidated statement of financial position as of the dates indicated. The information should be read together with our audited combined and consolidated financial statements and related notes included elsewhere in this prospectus.

	2023	2024
	US$	US$

ASSETS
Cash and bank balances	264,437	1,184,237
Trade and other receivables	1,984,745	7,907,312
Financial assets, measured at fair value through other comprehensive income	6,860,489	2,591,000
Plant and equipment	4,652	3,916
Total assets	9,114,323	11,686,465

LIABILITIES AND EQUITY
Trade and other payables	807,710	825,291
Amount due to related parties	791,245	4,140,278
Income tax payable	32,924	-
Total liabilities	1,631,879	4,965,569
Total equity	7,482,444	6,720,896

Total liabilities and equity	9,114,323	11,686,465

Trade and Other Receivables

	2023	2024
	US$	US$

Trade receivables – third parties	688,389	3,829,800
Trade receivables – related party	567,737	57,310
Less: Allowance for doubtful debts	(417,282)	(392,270)
Net:	838,844	3,494,840

Deposits	5,432	5,620
Prepayments	239	34
Other receivables	1,140,230	4,406,818
Total	1,984,745	7,907,312

Movement in the above allowance for doubtful debts for trade receivables:

Beginning balances	332,282	417,282
Additions	235,000	462,322
Write-off	(150,000)	(477,334)
Reversal	-	(10,000)
Ending balance	417,282	392,270

The average credit period for services rendered is 30 days. No interest is charged on the outstanding balances.

The table below sets forth an aging analysis of trade receivables as at 31 December 2023, and 2024.

	2023	2024
	US$	US$
Not past due	-	-
Past due	1,256,126	3,887,110
Less: Allowance for doubtful debts	(417,282)	(392,270)
Net trade receivables	838,844	3,494,840

(i)	Aging of receivables that are past due the average credit period:

	2023	2024
	US$	US$
< 30 days	75,319	-
31 days to 60 days	210,275	300,000
61 days to 210 days	115,050	3,513,202
211 days to 240 days	-	73,908
241 days to < 1 year	855,482	-
Total	1,256,126	3,887,110

(ii)	The amounts are stated before any deduction for impairment losses and are not secured by any collateral or credit enhancements.

In determining the recoverability of trade receivables, the Company considers any changes in the credit quality of the trade receivables from the date credit was initially granted up to the reporting date. There was no significant change in credit quality for the Company’s trade receivables balances which are past due and partially impaired.

The allowance for ECL has been determined by taking into consideration recovery prospects and past doubtful experience.

As part of the Company’s credit risk management, the Company assesses the impairment for its customers based on different group of customers which share common risk characteristics that are representative of the customers’ abilities to pay all amounts due in accordance with the contractual terms.

Allowance for ECL on trade and other receivables has been measured at an amount equal to lifetime ECL. The ECL on trade and other receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate.

As of December 31, 2024, the provision matrix applies ECL rates based on the age of the receivables ranged from 1% to 22% for trade receivables. For other receivables, the Group applies the ECL rate ranged from 16% to 23%.

In addition to the general provision matrix, the Company assesses certain specific trade and other receivables individually. This individual assessment is based on direct contact with the debtor, historical payment behavior, and other relevant factors to determine whether there are specific recoverability issues.

The Company assesses ECL on an annual basis to ensure that the ECL allowance remains appropriate and reflective of current credit risk conditions. There have been no changes in estimation techniques or significant assumptions used in calculating ECL during the current reporting period. A receivable is written off when there is objective evidence that the debtor is experiencing significant financial hardship and there is no reasonable expectation of recovery. Indicators of such conditions include the debtor entering liquidation or significant deterioration in creditworthiness with no expected future cash flows.

Financial assets, measured at fair value through other comprehensive income

	2023	2024
	US$	US$
Unquoted shares measured at fair value through other comprehensive income (“FVTOCI”):
At the beginning of year	-	6,860,489
Additions	6,495,100	8,791,482
Disposals	-	(4,516,482)
Transfer to quoted shares	-	(5,172,489)
Fair value adjustment	365,389	(4,275,000)
At end of year	6,860,489	1,688,000

Quoted shares measured at fair value through other comprehensive income (“FVTOCI”):
At the beginning of year	-	-
Additions	-	1,514,271
Disposals	-	(1,298,250)
Transfer from unquoted shares	-	5,172,489
Fair value adjustment	-	(4,485,510)
At end of year	-	903,000

Financial assets, measured at FVTOCI

In October 2023, the Company received a total of 800,000 ordinary shares from Sagtec Global Limited as part of the consideration for the Company’s business consultancy services rendered valued at US$1,600,000.

In November 2023, the Company received approximately 4.9% or 1,631,700 ordinary shares in YY Group Holding Limited (“YYGH”), as part of the consideration for the Company’s business consultancy services rendered, valued at US$4,895,100.

During the financial year December 31, 2023, the fair value of certain unquoted investments was determined by the Group using a third-party independent valuation firm not connected to the Group using the income approach - discounted cash flow. Based on the valuation report, there is a fair value adjustment of US$88,000 and US$277,389 on the investment in Sagtec Global Limited and YY Group Holding Limited. The Group takes full responsibility for the determination of the value of the unquoted investment.

In March 2024, the Company received a total of 1,030,494 ordinary shares from Agroz Inc and 14,250,000 shares from Fintech Scion Limited, as part of the consideration for the Company’s business consultancy services rendered valued at US$3,091,482 and US$5,700,000 respectively. The Group disposed all the shares of both Agroz Inc and Fintech Scion Limited during the year 2024.

Moreover, there is a transfer of US$5,172,489 from unquoted shares to quoted shares measured at fair value through OCI as YY Group Holding Limited had successfully listed on the Nasdaq Stock Market in April 2024. The valuation of YY Group Holding Limited’s shares are categorised under Level 1 of the fair value hierarchy as the prices of these shares are available in an active market.

The significant unobservable inputs used in the fair value measurements of unquoted securities are categorized within Level 3 of the fair value hierarchy.

Key assumptions used for discounted cash flow calculations as of December 31, 2023 and 2024 are shown below:

	December 31, 2023	December 31, 2024
	%	%

Compound annual revenue growth rate	26.50 – 33.73	33.73
Gross profit (“GP”) margin	15.0 – 59.41	54.43 – 59.41
Terminal growth rate	0 – 2.40	0
Weighted Average Cost of Capital (“WACC”) applied to the pre-tax cash flow projections	6.01 – 7.23	7.23

Quantitative sensitivity analysis as of December 31, 2023 and 2024 are shown below:

As of December 31, 2024
Revenue and cost of sales	5% declined in the revenue and cost of sales would reduce the fair value approximately US$240,000
GP margin	GP margin reduced by 5% would have resulted in the fair value to reduce approximately US$336,000
WACC	100 basis points increase in the WACC would result in a decrease in the fair value approximately US$56,000

As of December 31, 2023
Revenue and cost of sales	5% declined in the revenue and cost of sales would reduce the fair value approximately US$163,170 to US$240,000
GP margin	GP margin reduced by 5% would have resulted in the fair value to reduce approximately US$212,121 to US$336,000
WACC	100 basis points increase in the WACC would result in a decrease in the fair value approximately US$56,000 to US$228,438

Trade and Other Payables

	2023	2024
	US$	US$
Trade payable	308,264	66,432
Accruals	496,309	572,062
Sundry payables	3,137	186,797
Total	807,710	825,291

Accruals consist mainly of staff salaries whereas sundry payables consist mainly of audit fees, secretarial fees and other professional fees.

The above balances that are not denominated in the functional currency are as follows:

	2023	2024
	US$	US$
Malaysian Ringgit	12,126	23,276
Singapore Dollar	-	4,425
United States Dollar	795,584	797,590

Liquidity and Capital Resources

Cash Flows

The following table presents our cash flows for the years presented.

	2023	2024
	US$	US$
Summary Combined and Consolidated Cash Flows Data
Net cash generated from/(used in) operating activities	1,093,650	(1,060,003)
Net cash (used in)/generated from investing activities	(4,755)	1,183,979
Net cash (used in)/generated from financing activities	(829,348)	795,824
Net increase in cash and cash equivalents	259,547	919,800
Cash and cash equivalents at the beginning of year	4,890	264,437
Cash and cash equivalent at the end of year	264,437	1,184,237

Operating Activities

Net cash generated from operating activities in 2023 was US$1.1 million, which consists of our profit before tax of US$6.8 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash primarily included impairment allowance on trade receivables at US$235 thousand. The principal items accounting for the changes in operating assets and liabilities were (i) US$6.6 million increase in trade and other receivables and (ii) US$787 thousand increase in trade and other payables.

Net cash used in operating activities in 2024 was US$1.1 million, which consists of our profit before tax of US$8.0 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash primarily included impairment allowance on trade and other receivables at US$572 thousand. The principal items accounting for the changes in operating assets and liabilities were (i) US$9.6 million of increase in trade and other receivables and (ii) US$17.6 thousand of increase in trade and other payables.

Investing Activities

Net cash used in investing activities in 2023 was US$4.8 thousand, which was mainly attributable to the acquisition of plant and equipment.

Net cash generated from investing activities in 2024 was US$1.2 million, which was mainly attributable to the proceeds from disposal of financial assets, measured at fair value through other comprehensive income.

Financing Activities

Net cash used in financing activities in 2023 was US$829 thousand, which was due to repayment to related parties.

Net cash generated from financing activities in 2024 was US$795 thousand which was primarily related to advances received from related parties.

As of December 31, 2023, we had US$264,437 in cash and cash equivalents, comprising US$260,031 held in United States Dollars, US$3,290 in Singapore Dollars, and US$1,116 in Malaysian Ringgit. As of December 31, 2024, we had US$1,184,237 in cash and cash equivalents, of which US$1,183,927 was held in United States Dollars and US$ 310 in Malaysian Ringgit. Our cash and cash equivalents primarily consist of cash on hand and general bank balances.

Off-Balance Sheet Arrangements

As of December 31, 2023 and 2024, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Critical Accounting Policies and Estimates

Our combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”). The preparation of these combined and consolidated financial statements requires management to make assumptions, judgments and estimates that can have a significant impact on the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. Actual results could differ significantly from these estimates. These estimates may change as new events occur, as additional information is obtained and as our operating environment changes. On a regular basis, we evaluate our assumptions, judgments and estimates and make changes accordingly. We also discuss our critical accounting estimates with the Audit Committee of the Board of Directors. We have listed below our critical accounting policies that we believe to have the greatest potential impact on our combined and consolidated financial statements.

Fair value measurement of unquoted shares

In determining the fair value of the unquoted shares, the Group relies on the net asset values of the investee companies or independent valuation report.

The availability of observable inputs can vary from investment to investment. For certain investments classified under Level 3 of the fair value hierarchy, the valuation could be based on models or inputs that are less observable or unobservable in the market and the determination of the fair values requires significant judgement. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future events which could not be reasonably determined as at the balance sheet date.

Allowance of expected credit loss (“ECL”) for trade and other receivables

The Group uses a provision matrix to calculate ECLs for trade and other receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust historical credit loss experience with forward- looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of the customer’s actual default in the future.

Recent Accounting Pronouncements

For a complete description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations, refer to Note 2 to the combined and consolidated financial statements.

Emerging Growth Company Status

As an “emerging growth company,” under the JOBS Act, we are allowed to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, unless we otherwise irrevocably elect not to avail ourselves of this exemption. While we have not made such an irrevocable election, we have not delayed the adoption of any applicable accounting standards.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Rate Risk

For those customers in our international markets that we continue to sell to in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and therefore reduce the demand for our products. Such a decline in the demand for our products could reduce sales and materially adversely affect our business, results of operations and financial condition. Certain operating expenses of our foreign operations require payment in local currencies.

We are exposed to risks associated with foreign exchange rate fluctuations due to our international sales and operating activities. These exposures may change over time as business practices evolve and could negatively impact our operating results and financial condition. As we grow our operations, our exposure to foreign currency risk could become more significant. To date, we have not entered into any foreign currency exchange contracts and currently do not expect to enter into foreign currency exchange contracts for trading or speculative purposes. We plan to establish a hedge program to hedge foreign currency exchange risks after the distribution, if not before.

BUSINESS

Our Mission

We strive to deliver tailored business strategies to support clients in maximizing its long-term value and growth in a competitive market.

Our Services

Business Strategy Consultancy

VCCG is actively engaged in providing corporate strategy advisory services to meet clients’ specific needs. Our clientele, comprising a diverse mix of local and international entities, benefits from our services spanning both local and cross-border transactions.

We offer a diverse range of consultancy solutions, which includes, among others, providing comprehensive support throughout the listing journey. This includes offering end-to-end listing solutions that cover advising on organizational readiness, managing due diligence process, conducting peer and industry analyses, supporting the drafting of offering materials, and providing assistance to clients throughout the listing process. In addition, VCCG also supports the preparation of investor communication materials, offers strategic input on structure optimization, and helps formulate narratives and positioning strategies. We also assist in investor relations and public relations to help clients maintain effective communication with stakeholders and guidance on regulatory awareness. Over the years, our business strategy consultancy services have successfully propelled our clients’ businesses to achieve their strategic objectives.

Through our business strategy consultancy services, we perform the following functions:

●	To provide strategic guidance on capital access pathways and business positioning for market readiness;

●	To evaluate and assess clients’ businesses and perform IPO readiness diagnostics, including health checks on the company’s management, financial, and organizational structure;

●	To assemble external professionals for the IPO process and assist in building a quality management team, robust financial and corporate governance;

●	To assist in fine-tuning business plans, articulate compelling equity stories, and advise on strategic options to maximize clients’ business values;

●	To manage due diligence process and peer industry analysis;

●	To assist with the preparation of strategic presentation materials for engagement with stakeholders;

●	To offer input on organizational structure alignment and planning assist the reorganization in respect to the capital structure of the organization;

●	To design marketing strategy and promote the company’s business;

●	To assist with cross-border listings in countries including, but not limited to, Malaysia, Singapore, and the United States.

●	To oversee the ongoing obligations of the Company following the necessary laws and regulations

●	To provide guidance on compliance with the disclosure requirements for the Company material information and announcements

●	To assist in establishing investor relation strategies and preparing relevant press-release for key events and milestones

●	To support high-level stakeholders with confidential, tailored guidance aligned with business and personal growth objectives.

●	To ensure seamless coordination and personalized support throughout the advisory process.

Revenue Model

Our revenue is driven in part by our ability to offer customized service offerings to add value to clients. We derive our revenues substantially from our business strategy consultancy service offerings and solutions that we deliver to our clients. Each contract has different terms based on the scope, deliverables, timing and complexity of the engagement. Depending on the terms of the service engagement contract, our revenues are derived from a few principal types of billing arrangements as explained below:

Service Fees

Our clients agree to a pre-established fee in exchange for a predetermined set of professional services. Generally, the client agrees to pay a fixed fee upon specific services engaged. Fees are determined based on our assessment of the engagement’s complexity, scale, estimated costs and the time it would take to complete each engagements.

Business & Growth Strategies

VCCG’s key business and growth strategies are primarily as below:-

Business Strategies

Our client relationships are built on quality services, our reputation, and the reputation of our consultants. We aim to build stronger recognition by providing diverse complementary services to meet our clients’ needs and offering satisfactory services. The following are key elements of our business strategy:

Leveraging Our Practitioners, Businesses, Extensive Geographic Diversification and Relationships: We are focused on maintaining and strengthening our core practices and competencies. We believe our recognized expertise, client relationships, reputation, successful track record, and geographic diversity, are the key factors in why our clients engage with us.

Delivering Value to Our Clients: Our strategy is to work closely with our clients’ management to understand their business objectives in order to develop and implement solutions that optimize financial performance and enhance productivity. Our business processes for the effective execution of our consultancy services are as follows:

●	Understand clients’ objectives and prioritize issues: Upon a full comprehension of the business objectives of our clients, we subsequently narrow down and pinpoint the issues to ultimately come up with a list of issues to overcome, with priority given to the more critical matters.

●	Proposal and fee structure: Upon identifying the business requirements, we then generate pitch books or business proposals which includes amongst others the brief equity story, business overview, market and financial analysis to present the big picture and also the expected timeline and procedures. Thereafter, we shall propose the terms of our consultancy services engagements and fee structure to be agreed upon.

●	Execution of our services and delivering results: According to the clients’ business capabilities, requirements and objectives, we leverage our deep expertise to assist clients in creating values by providing profitable ideas, customizing bold strategic options, offering sector intelligence, and equipping clients with cost-saving solutions for lasting growth and in order to meet our clients’ needs and satisfaction.

Attracting and Retaining Highly Qualified Professionals: Our professionals play a pivotal role in delivering our services to clients and generating new business. To attract and retain highly qualified professionals, we offer significant compensation opportunities, along with a competitive benefits package and the chance to work on challenging engagements with other highly skilled peers.

Online Search Engine Optimisation (SEO): SEO plays a pivotal role in our digital marketing campaign as it serves as our supporting strategy, enhancing our online presence campaign.

Capitalizing on Our Strengths in Emerging Areas: We continue to leverage our domain expertise and broad capabilities to help our clients with strategic planning and to identify issues that might arise, to be well-prepared before a crisis.

Strategic Partnership, Business Development and Value Added Services: We are selective when it comes to forming strategic partnerships, driving business growth, expanding market reach, and enhance business capabilities. By collaborating with high-potential companies, we create synergies that foster long-term success and sustainable value creation.

Our structured process in fostering successful partnerships, integrating business development and value-added services is as follows:

●	Partner Identification: We actively seek high-potential companies that align with our strategic objectives. Through targeted collaborations, we support business expansion, market entry, and joint growth initiatives.

●	Evaluation & Collaboration: We conduct comprehensive assessments of potential partners, focusing on synergies, market potential, and leadership capabilities. By leveraging our expertise in corporate advisory, we enhance our partners’ competitive positioning.

●	Develop Business & Provide Value Adding Services: We provide complementary value-added services including access to our consultancy expertise, knowledge to attain mutual growth in the partnership.

Growth Strategies

Our goal is to expand our lead by continuing to anticipate our clients’ needs and provide a range of high quality consulting services to meet those needs. We believe our approach to business provides us the fundamental advantage in executing our strategic plans while our affiliates, alliances and portfolio companies provide us with insights into and access to emerging business models, products and technologies, enhancing the ability of our market units and service lines to deliver value to clients.

Amongst the factors that would drive our company’s growth is attributed to the economic growth in Southeast Asia especially the Small and Medium Enterprises (SMEs) and the growth of United States and Malaysian capital markets.

Generally, the key elements of our growth strategy are as follows:

●	Leverage Our Reputation for High Quality Consulting Services: We believe we can continue to successfully leverage our reputation, experience and client base to obtain new engagements from both existing and new clients

●	Attract and Retain Highly Qualified Professionals: Our professionals are crucial in delivering quality services to clients and generating new business. We are therefore committed to retaining our existing professionals and will continue to actively recruit additional professionals.

●	Executing Expansion in Attractive Geographic Markets and Leveraging Our Strategic Office Location: In order to provide services to large geographically diverse corporations, bid for engagements on a global basis and attract highly qualified professionals, the strategic location of our office in Kuala Lumpur is essential for maintaining a competitive advantage. While we currently operate from a single office, we believe there are significant opportunities for us to grow in numerous geographies, including by way of investment, and to increase our market visibility on a global basis.

●	Strengthening our digital marketing capabilities to drive lead generation and increase revenues: This era of digitalization that we live in is akin to a world without boundaries. Knowing our potential clients and getting connected with our targeted clients will be further facilitated by our focus in online digital marketing. Having an effective utilisation of algorithms also helps us to determine the appropriate media and can vastly improve our potential reach and facilitate new client engagement across the globe. We plan to deploy these strategies to market our brand:

○	Brand Image: Our marketing efforts focus on building the image of our extensive expertise and knowledge of our professionals. We intend to conduct marketing campaigns to increase media visibility and to engage our audience with newsletters and industry insights.

○	Social Media: We plan to leverage our official website and social media account as well as LinkedIn to kickstart our social media campaign which will be targeted towards big operations and small to medium enterprises around the world.

○	Online Search Engine Optimisation (SEO): SEO plays a pivotal role in our digital marketing campaign as it serves as our supporting strategy, enhancing our online presence campaign. We aim to engage an SEO expert team to assist in the promotional campaign, to use advertising and keyword tagging strategy to drive traffic to our social media accounts and our website.

Competitive Strengths

As a firm that provides corporate advisory, we believe are well-positioned for continued growth in a dynamic marketplace and the increasing trend of cross-border listings. We strive to create value for clients by leveraging our network of business connections and industry knowledge and expertise. We also advise clients on how to identify new opportunities, increase revenues in existing markets, and deliver their products and services more effectively and efficiently to ultimately reach their targeted goals. We believe that our approach, together with the following competitive strengths, distinguish us from the competition.

Experienced and Highly Qualified Consultants

We believe the principal reason clients choose a particular consulting firm is the experience of the firm’s professionals. In addition, our highly credentialed consultants include certified public accountants and qualified legal professionals.

Holistic Solutions for Complex Business Challenges

The problems faced by organizations often involve broad but interrelated operational and financial issues that require creative solutions drawn from various areas of expertise. We offer business strategy consulting, allowing us to provide solutions tailored to the specific needs of our clients. For example, in the listing exercises, we deploy a team to review our client’s business and financial performance before suggesting customized strategies based on our team’s analysis.

Distinctive Culture

We believe we have been successful in attracting and retaining top talent because of our distinctive culture of combining the energy and the flexibility of a high-growth company with the professionalism of major professional services firms. To preserve our distinctive culture, our directors personally interviewed each candidate prior to making an offer of employment. We believe our performance-based compensation program, which both recognizes individual performance and reinforces teamwork, also contributes to our recruiting and retention success. In our view, these elements come together to create an environment in which talented, self-directed professionals want to build a long-term career.

In-depth Industry Expertise

We believe we have developed specialized expertise and have an abundance of experience in the consulting industry. Our industry focus enables our professionals to provide services with a thorough understanding of industry evolution, business issues and adopt custom business approaches, and ultimately to deliver solutions tailored to each client’s industry.

Employee

We employed 12 people as of the date of this prospectus, who were all located in Malaysia.

The following table sets forth the breakdown of our full-time employees:

Function	As of December 31, 2023	As of December 31, 2024	As of the date of this prospectus Number of employees
Management	2	2	4
Finance*	0	0	0
Operations	3	6	8
Total	5	9	12

*	As per the separation agreement, VCIG will provide to us certain administrative services, including human resources and administrative services, and finance services (the “Transition Services”). See the section titled “Our Separation from VCIG.”

Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

Real Property

A description of the Company’s real properties is below, See the section titled “Our Separation from VCIG”:

Location	Usage	Sublet Period	Sublet Fee (per month)	Approximate area
B03-C-8, Menara 3A, 3, Jalan Bangsar, KL Eco City, 59200 Kuala Lumpur, Wilayah Persekutuan Kuala Lumpur	Office Use	12 months from the completion of this offering	RM8,500/month	* square meters

Legal Proceeding

We and our subsidiaries have been and may from time to time be involved in various legal proceedings and claims in the ordinary course of business, including contractual disputes and other commercial disputes. As of the date of this prospectus, we are not a party to any significant proceedings.

Market Overview

●	The global consulting services market size is poised for steady growth. Valued at US$354.01 billion in 2024, the market is expected to expand to US$447.72 billion by 2029, reflecting a compound annual growth rate (CAGR) of 4.81%.[1] This growth is driven by rising demand for consulting services as businesses face complex regulatory environments, evolving capital markets, and strategic growth challenges.

[1]	https://www.mordorintelligence.com/industry-reports/consulting-service-market/market-size

●	The IPO services market is also on track for significant growth, with projections to reach US$32.2 billion by 2030, growing at a CAGR of 12.80%, according to Verified Market Reports.[2] However, despite a favorable long-term outlook, global IPO activity has slowed in 2024, primarily due to a sharp decline in IPOs within the Asia-Pacific region—traditionally a hotbed for IPO activity—driven by geopolitical tensions, economic slowdown (especially in Mainland China and Hong Kong), rising interest rates and a shortage of market liquidity.[3] Global IPO volume dropped to 870 IPOs in the first three quarters of 2024, compared to 983 IPOs in the same period of 2023. Nonetheless, the Americas recorded double digit growth in IPO activity (24%), with a 37% rise in the IPO proceeds. Notably, the US market continues to attract international companies, with approximately 52% of the IPOs on US exchanges have been from foreign-domiciled issuers since 2023. Additionally, cross-border (inbound) listings on US exchanges have increased by 29.17% in the first three quarters of 2024, with 62 cross-border IPOs compared to 48 in the same period last year.[4]

●	The global consulting sector remains one of the largest and most mature segments of the global professional services industry.

Market In Southeast Asia

●	Southeast Asia is one of the world’s fastest-growing economic regions, with an optimistic outlook suggesting that the region may surpass China in terms of growth over the next decade, despite global headwinds.[6] With over 30 years of stable economic development, Southeast Asia presents significant growth opportunities.[7] According to Research and Markets, the Southeast Asia consulting services market is projected at US$10.51 billion in 2024, and is anticipated to reach US$14.81 billion by 2029, reflecting a compound annual growth rate (CAGR) of 7.10% throughout the forecast period from 2024 to 2029. [8]

●	Malaysia has emerged as a key player within Southeast Asia. In the first half of 2024, 67 IPO deals were completed in Southeast Asia with US$1.4 billion of proceeds and achieving a total IPO market capitalization of US$5.8 billion.[9] In Malaysia, 33 IPOs were completed in the first three quarters of 2024, marking a 32% increase compared to the same period of 2023. The IPO proceeds in Malaysia have also surged, increasing from US$0.7 billion to US$1.4 billion in the first three quarters of 2024.[10] This growth reflects an increasingly favorable business climate and investment environment in the country.

[2]	https://www.verifiedmarketreSports.com/product/ipo-services-market/
[3]	https://assets.ey.com/content/dam/ey-sites/ey-com/en_gl/topics/ipo/ey-gl-ipo-trends-q2-v1-06-2024.pdf
[4]	https://www.ey.com/content/dam/ey-unified-site/ey-com/en-gl/insights/ipo/documents/ey-gl-ipo-trends-q3-v1-09-2024.pdf
[6]	https://www.spglobal.com/marketintelligence/en/mi/research-analysis/asean-economic-outlook-in-2024-jan24.html
[7]	https://www.dbs.com/content/article/pdf/AIO/082024/240801_insights_sea_outlook.pdf
[8]	https://www.researchandmarkets.com/report/asia-pacific-consulting-market?srsltid=AfmBOor1cS6vXarb-e3AvmqIHzVirmGDjll0-TFtXn_b99kC0FyP3_kj
[9]	https://www2.deloitte.com/content/dam/Deloitte/sg/Documents/audit/sea-aud-dea-sea-ipo-snapshot-2024-mid-year.pdf
[10]	https://www.ey.com/content/dam/ey-unified-site/ey-com/en-gl/insights/ipo/documents/ey-gl-ipo-trends-q3-v1-09-2024.pdf

Market Drivers

Increasing Globalization of Consultancy Services: The growing globalization of markets is a key driver of demand for business strategy consultancy services, particularly as companies seek to enter new markets, expand their international footprint, or navigate complex global supply chains. In this context, consultancy firms provide valuable insights into local market dynamics, regulatory frameworks, and cultural nuances, enabling businesses to tailor their strategies for success across diverse regions. The complexities of international trade, geopolitical considerations, and varying consumer behaviors require the expertise of consultants to help organizations capitalize on global opportunities while mitigating the risks associated with cross-border operations. As businesses increasingly operate on a global scale, the need for strategic guidance in managing these complexities becomes critical to achieving sustainable growth and competitiveness.12

Easing of Global Interest Rate: At the September 2024 Federal Open Market Committee (FOMC) meeting, the Federal Reserve (Fed) lowered interest rates by 50 basis points, easing monetary policy for the first time in four years, in order to support economic growth. This lowers the interest target to a range of 4.75% to 5%.13 With interest rates falling and inflation pressures easing, companies planning to go public may find relief through reduced capital costs, which could also stimulate investment in new ventures.14 The market conditions for IPOs in Q3 2024 were largely favorable, with major market indexes reaching record highs, declining interest rates, and reduced volatility. This favorable environment is evidenced by twelve IPOs raising over US$100 million each, including a landmark offering exceeding US$5 billion—the largest IPO globally so far this year.15

Cross-border IPO listings gain traction: Another market driver for business strategy consultancy would be the surge in cross-border listings. Companies increasingly seek international exchanges to capture global investor interest and maximize valuation. As of Q3 2024, 77 companies opted for overseas listings—a 20% year-over-year increase, signaling intensified demand for cross-border expertise. This trend is further emphasized by the record 52% of IPOs on US exchanges from foreign-domiciled issuers, particularly from regions like Mainland China, Hong Kong, and Australia, drawn by the robust US market and favorable P/E ratios. As exchanges worldwide, from the UK to Hong Kong, update their listing regimes to accommodate new business models and growth sectors, IPO consultants play a critical role in guiding companies through complex regulatory landscapes, identifying optimal listing destinations, and securing favorable valuations. With US-China audit agreements easing and market-specific valuation metrics like P/E ratios heavily influencing listing decisions, companies increasingly rely on IPO consulting services to successfully navigate the intricate requirements and strategic opportunities in global IPO markets.16

AI Companies Leading Current IPO Trends: Recent IPO activity shows a significant increase in AI companies entering public markets, spurred by rapid advancements in AI and machine learning. In each of the past two years, over 60 AI firms have gone public, with nearly half achieving profitability. This consistent flow of AI IPOs, along with approximately 50 additional AI companies currently in the IPO pipeline, highlights sustained demand for innovative, AI-powered solutions.17

Market Challenges

Financial Constraints Impacting Access to Consulting Services: One of the major challenges in the global consulting market is the cost sensitivity and budget constraints faced by many businesses. Engaging consultancy services can be expensive, particularly for small & medium-sized enterprises (SMEs) or organizations with limited budgets. The perceived high costs associated with consulting services can restrict access to expert guidance, prompting some businesses to rely on in-house solutions or seek alternative, more cost-effective consulting models. Economic downturns or periods of uncertainty can further exacerbate these concerns, leading companies to adopt a more cautious approach when considering external consulting services.18

Market Volatility: Fluctuations in stock market performance can deter companies from pursuing IPOs, as uncertainty in market conditions may lead businesses to delay their offerings. This volatility can impact the overall activity in the IPO services market, as firms become more cautious about launching public offerings during periods of instability.19

[12]	https://www.credenceresearch.com/report/strategy-consulting-market
[13]	https://www.jpmorgan.com/insights/outlook/economic-outlook/fed-meeting-september-2024#:~:text=At%20the%20September%202024%20Federal,of%204.75%25%20to%205%25.
[14]	https://www.ey.com/en_my/insights/ipo/trends
[15]	https://www.ey.com/en_us/insights/ipo/ipo-market-trends#:~:text=In%20brief,the%20year%20globally%20thus%20far.
[16]	https://www.ey.com/en_my/insights/ipo/trends
[17]	https://www.ey.com/en_sg/newsroom/2024/10/global-ipos-remain-resilient-amid-elevated-uncertainty-and-market-volatility
[18]	https://www.credenceresearch.com/report/strategy-consulting-market
[19]	https://www.verifiedmarketreports.com/product/ipo-services-market/?trk=article-ssr-frontend-pulse_little-text-block/

Competition Overview

The growing competition among stock exchanges for cross-border listings has opened up new opportunities and greater flexibility for companies seeking to raise capital internationally.2 However In the first quarter of 2025, the global IPO market experienced significant volatility, influenced by major market disruptions and complex factors that shaped investor sentiment.3 Trade protectionism and retaliatory tariffs have increased costs for import-dependent companies, squeezing profitability and deterring IPO activity. 4

We face direct competition with these firms across both local and cross-border IPO advisory spaces, given the overlap in services and markets. This industry comprises a wide range of participants with diverse skills and expertise, including business operations, general management consulting firms, and others. Leading players in this space are multinational advisory firms like Deloitte5, EY6, and PwC7, which dominate through their extensive global networks, expertise in complex regulatory environments, and strong capital markets support for IPO activities. Locally, firms such as Christopher & Lee Ong8 and Wong & Partners9—both consistently ranked as top-tier in Corporate and M&A by Chambers and Partners Malaysia—have established solid reputations in corporate advisory. They cater to clients seeking localized regulatory insights and strategic consulting.

To remain competitive in this industry, several key factors are essential. These include consistently delivering high-quality services, providing outstanding customer experiences, retaining skilled talent, and building a strong and recognizable brand presence. While we are confident that our company is well-positioned for success due to our strengths, we recognize that some competitors may have longer track records, more substantial financial and technical resources, or stronger brand recognition. These factors could pose challenges to our growth and impact on our ability to maintain or expand our market share. For more details on the risks associated with competition, please refer to the section titled “Risk Factors — The consulting industries are highly competitive, and we may not be able to compete effectively.”

Laws And Regulations Relating to Our Business In Malaysia

Business Operation

Prior to the commencement of our business operations in Malaysia, we are required to apply for business premises licenses for each operating premises from the relevant local authority under the Local Government Act 1976, which confers power to the local authority to create by-laws and which provides that no person shall use any premises within the jurisdiction of the respective municipal council without a license issued by the respective municipal council, and that any person who fails to exhibit his license at all times in some prominent place on the licensed premises or fails to produce such license when required shall be liable to a fine not exceeding RM500 and/or to imprisonment for a term not exceeding six months. We have obtained the business premises license from the local authority and are in compliance with the Local Government Act 1976.

[2]	https://resourcehub.bakermckenzie.com/en/resources/cross-border-listings-guide
[3]	https://www.ey.com/en_my/insights/ipo/trends
[4]	https://www.straitstimes.com/business/companies-markets/global-ipo-activity-expected-to-pick-up-in-2025-new-us-policies-to-impact-ipo-market-ey-report?utm_source=chatgpt.com
[5]	https://www.deloitte.com/southeast-asia/en/services/consulting-risk/services/disruptive-events-advisory.html
[6]	https://www.ey.com/en_my/services/ipo/readiness-assessment
[7]	https://www.pwc.com/sg/en/services/assurance/capital-markets-and-accounting-advisory/ipo.html
[8]	https://chambers.com/law-firm/christopher-lee-ong-member-of-rajah-tann-asia-network-asia-pacific-8:215072
[9]	https://chambers.com/law-firm/wong-partners-member-firm-of-baker-mckenzie-international-asia-pacific-8:3612

Employment laws

The Employment Act 1955 (the “EA 1955”) is the principal law that governs and regulates all labor relations which covers the categories of employees as stated in the First Schedule of the EA 1955. Following the implementation of the Employment (Amendment) Act 2022 (the “EA 2022”) and the Employment (Amendment of First Schedule) Order 2022, the applicability of EA 1955 has been widened to include any person who has entered into a contract of service with an employer irrespective of their monthly wages, is engaged in manual labor, serves as a supervisor of such manual laborer, serves as a domestic employee, and is engaged in any capacity in any vessel registered in Malaysia subject to certain conditions.

As long as the employee falls under the categories of “employee” under the Employment (Amendment of First Schedule) Order 2022, pursuant to section 7 of the EA 1955, any term and condition of the contract of service which is less favorable than the provisions under the EA 1955 or any other regulations made thereunder shall be void. Section 7 of the EA 1955 further states that such terms which are less favorable shall be substituted by those prescribed under the EA 1955.

Regardless of whether the employee falls under the purview of the EA 1955, the employer is under legal obligations to make the following statutory contributions: (a) Employees Provident Fund (the “EPF”), (b) the Social Security Organization (the “SOCSO”) contribution, (c) Employee Insurance System Scheme, (d) Schedular Tax Deduction or “Potongan Cukai Berjadual”, (e) Trade Union Subscription Fees or “Perbadanan Tabung Pendidikan Tinggi Nasional” (PTPTN) loan repayment (subjected to a request in writing by the employee must first be obtained). Section 99A of the EA 1955 provides that any person who commits any offence under or contravenes any provision of EA 1955 or any regulations made thereunder, in respect of which no penalty is provided, shall be liable, on conviction, to a fine not exceeding RM50,000, as revised under the EA 2022.

The relevant legal framework and procedures relating to employees and/or former employees who have been unfairly dismissed and/or constructively dismissed by employers is set out in the Industrial Relations Act 1967 (the “IRA 1967”). The IRA 1967 provides an avenue for employees to seek redress by bringing matters to the Industrial Court of Malaysia, which has jurisdiction over matters relating to industrial relation matters. In general, former employees who claim to have been unfairly and/or unlawfully dismissed by an employer may seek reinstatement to their position or compensation in lieu of reinstatement and back wages for a maximum of up to 24 months of their last-drawn salary.

The Employees’ Social Security Act 1969 (the “ESSA 1969”) provides benefits under two social insurance schemes, namely, the Employment Injury Insurance Scheme and the Invalidity Pension Scheme. The former provides for payment of certain benefits to an employee for any injury or disease that arises out of employment or during the course of employment. Under the ESSA 1969, the employees have the right to claim for certain benefits such as: (a) medical benefit; (b) disablement benefit; (c) constant attendance allowance; (d) dependents’ benefit; (e) funeral benefit; (f) survivor’s pension; and (g) invalidity pension.

If the employer, (a) fails to pay any contribution or any part thereof which is payable by him under the ESSA 1969 or fails to pay within the time prescribed by regulations any interest payable under section 14A of the ESSA 1969; (b) deducts or attempts to deduct from the wages of an employee the whole or any part of the employer’s contribution; (c) in contravention of section 52 of the ESSA 1969 reduces the wages or any privileges or benefits admissible to an employee; (d) in contravention of section 53 of the ESSA 1969 or any regulation dismisses, discharges, reduces or otherwise punishes an employee; (e) fails or refuses to submit any return or accident report required by the regulations, or makes a false return or report; (f) obstructs any Inspector appointed under section 12 of the ESSA 1969 and includes the Director General and every Deputy Director General or any other official of the SOCSO in the discharge of his duties; or (g) is guilty of any contravention of or non-compliance with any of the requirements of the ESSA 1969 or the rules or the regulations in respect of which no special penalty is provided, he shall be punishable with imprisonment a term which may extend to two years, or with fine not exceeding RM10,000 or with both.

Regulations on Personal Data Protection

The Personal Data Protection Act 2010 regulates the processing of personal data in the course of commercial transactions in Malaysia and is enforced by the Personal Data Protection Commissioner. Broadly, the Personal Data Protection Act 2010 sets out seven key data protection principles which must be adhered to by data users (i.e. a person who either alone or jointly or in common with other persons processes any personal data or has control over or authorizes the processing of any personal data, but does not include a processor) in Malaysia which include (i) the requirement to obtain consent prior to processing an individual’s personal data, the requirement to provide written notice to individuals in both English and the Malay language stating, among other things, the purposes for which the personal data will be processed, the classes of third parties to whom personal data will be disclosed, and the individual’s right; and (ii) obligation to ensure that the personal data collected will be processed in a safe and secure manner.

Anti-Money Laundering and Counter-Terrorism Financing

The Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 (the “AMLA 2001”) prohibits money laundering and terrorism financing activities. Any person who (a) engages in a transaction that involves proceeds of unlawful activity; (b) uses proceeds of unlawful activity; (c) removes from or brings into Malaysia proceeds of unlawful activity; or (d) conceals, disguises, or impedes the establishment of the true nature, origin, location, movement, disposition, title of, rights with respect to, or ownership of, proceeds of unlawful activity, commits a money laundering offence under the AMLA 2001.

In addition, a reporting institution under the First Schedule of the AMLA 2001 is obliged to observe the anti-money laundering and counter financing terrorism requirements and standards, which include reporting and record-keeping duties, such as submitting suspicious transaction reports, implementing risk-based application, and conducting customer due diligence. We are required to comply with the provisions under the AMLA 2001.

MANAGEMENT

The following are our executive officers and directors and their respective ages and positions as of July 23, 2025.

Name	Age	Position
Victor Hoo	43	Chairman and Executive Director
Karen Liew Soo Hua	38	Executive Director
Vivian Yong Hui Wun	34	Executive Director & Chief Executive Officer
Enyoo Hoeng Wei	33	Chief Operating Officer
Evelyn Ong Shin Ein	32	Chief Financial Officer
Amanda Lee Jing Min	29	Chief Legal Officer
Wen Sheng How	33	Independent Director Nominee

Victor Hoo is our Chairman and Executive Director of VCCG, and the Chairman of the Board and Chief Executive Director for our parent company, VCI Global Limited. Mr. Hoo is a seasoned corporate consultant board member and senior management of several private and public listed companies. He has accumulated around 20 years of experience across Asia, Australia, Europe, UK and the US in diversified industries which encompasses IT, real estate, telecom, aerospace, security, defense, mining, HCM, fintech, blockchain, entertainment, hospitality and education. Mr. Hoo graduated with a Bachelor of Arts from the University of Queensland in International Relations and Japanese, a Postgraduate Diploma in Law from the University of London and obtained an Oxford Blockchain Programme Certificate from Said Business School, Oxford University.

Karen Liew serves as the Executive Director of VCCG and VCIG. She is responsible for overseeing the company’s business operations, general administration, and human resources, as well as liaising with stakeholders to support strategic growth. Ms. Liew ensures that business performance aligns with the company’s vision. Additionally, she manages the development and execution of strategic marketing plans.

Vivian Yong is the Chief Executive Officer of VCCG, where she oversees the company’s strategic direction, growth initiatives, and operational execution in corporate finance and advisory. She is also the Chief Operating Officer and Head of Corporate Advisory at VCIG, where she leads strategic initiatives in IPO advisory, mergers and acquisitions, and corporate finance. Since January 2022, Vivian has directed VCIG’s advisory services, providing end-to-end solutions for businesses in IPO preparation, post-IPO growth, and restructuring. With over seven years in corporate advisory at VCIG, she has played an instrumental role in facilitating IPOs on prominent exchanges, including Bursa Malaysia, ASX, and Nasdaq. Vivian holds a Master of Finance and a Bachelor of Commerce in Accounting and a Master of Applied Finance from the University of Adelaide.

Enyoo is the Chief Operating Officer (COO) of VCCG, where he provides strategic leadership in driving business growth and operational excellence. He is also the Deputy COO of VCIG. With more than 8 years of experience in the finance industry, Enyoo now focuses on areas such as IPOs, M&As, and corporate planning, including forecasting, budgeting, cash flow planning, business valuation, preliminary studies, financial statement analysis, and company structuring. Enyoo graduated in 2010 with an Advanced Diploma in Accounting from Tunku Abdul Rahman College.

Evelyn Ong is the Chief Financial Officer at VCCG. In her role, she oversees financial planning and strategy, drawing on her extensive experience in accounting and corporate finance. Prior to this, Evelyn served as Assistant Manager, Corporate Advisor at VCIG (September 2021 – Present), where she played a key role in driving corporate growth and strategic initiatives. Evelyn is an Association of Chartered Certified Accountants (ACCA)-certified professional, having completed her qualification at Sunway College. She also holds a bachelor’s degree in accounting awarded by University of Hertfordshire, completed through a program at INTI International College Subang.

Amanda Lee is the Chief Legal Officer of VCCG, where she oversees legal and regulatory matters. With her expertise in corporate exercises as assistant manager in VCIG, Amanda advises on corporate exercises and successfully facilitating the IPO listings of several companies on Nasdaq. Before transitioning to the consulting industry, she began her career in civil litigation, gaining valuable experience in the legal field until 2021. Amanda graduated with a Bachelor of Laws (LL.B) from the University of Malaya in 2018 and was called to the Malaysian Bar as an Advocate and Solicitor in 2019.

Wen Sheng How is the independent director nominee of VCCG. Mr How specializes in financial management, reporting, income tax, corporate tax planning and financial analysis. Mr How currently serves as a finance manager at ES Group of Companies, overseeing finance operations and reporting. Previously held senior roles as Senior Tax Associate at Koh & Siow Business Consulting and Senior Business Consultant at Cheng & Co Quality, advising clients on tax compliance, corporate structure, and financial planning. Mr How is a Certified Practicing Accountant (CPA) in Australia with over 9 years of experience in the accounting and finance industry.

Code of Ethics

Our Board plans to adopt a written code of business conduct and ethics (“Code”) that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. We intend to post on our website a current copy of the Code and all disclosures that are required by law in regard to any amendments to, or waivers from, any provision of the Code.

Board Leadership Structure and Risk Oversight

Our Board has responsibility for the oversight of our risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our Board to understand our risk identification, risk management, and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic, and reputational risk.

Board of Directors

Our business and affairs are managed under the direction of our Board. Our Board consists of 8 directors, 2 of whom qualify as “independent” under the listing standards of Nasdaq.

Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve until their successors have been elected and qualified.

Director Independence

Our Board is composed of a majority of “independent directors” as defined under the rules of Nasdaq. We use the definition of “independence” applied by Nasdaq to make this determination. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq listing rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three (3) years was, an employee of the company;

●	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of twelve (12) consecutive months within the three (3) years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

●	the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions);

●	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three (3) years, any of the executive officers of the company served on the compensation committee of such other entity; or

●	the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three (3) years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit. Under such definitions, our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our Board has determined that a majority of our directors (Steve Ng, Wen Sheng How) are independent directors of the Company. However, our ordinary shares are not currently quoted or listed on any national exchange or interdealer quotation system

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

None of our executives received any compensation for fiscal years 2023 and 2024. Similarly, the appointment process for our independent directors is still ongoing; therefore, they have not received any compensation for these fiscal years.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information, as of the date of this prospectus, with respect to the holdings of (1) each person who is the beneficial owner of more than 5% of our Class A Shares and Class B Shares, (2) each of our directors, (3) each executive officer, and (4) all of our current directors and executive officers as a group.

Beneficial ownership of the Class A Shares and Class B Shares is determined in accordance with the rules of the SEC and includes any shares of company Class A Shares and Class B Shares over which a person exercises sole or shared voting or investment power, or of which a person has a right to acquire ownership at any time within 60 days of [_____], 2025. Applicable percentage ownership in the following table is based on [_____] of our Class A Shares and Class B Shares issued and outstanding on [_____], 2025 and [____] of our Class A Shares and Class B Shares after this offering.

Except as otherwise indicated in the footnotes to the following table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Shares and Class B Shares shown as beneficially owned by them, to the best of our knowledge, except to the extent such power may be shared with a spouse.

Holders of Class A Shares will be entitled to one (1) vote per share. Holders of Class B Shares will be entitled to ten (10) votes per share. To our knowledge, none of the shares listed below are held under a voting trust or similar agreement, except as noted. To our knowledge, there is no arrangement, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Name of Beneficial Owner	Amount of Beneficial Ownership of Class A Shares(1)	Pre- Offering Percentage Ownership of Class A Shares(2)	Post- Offering Percentage Ownership of Class A Shares(2)(3)	Amount of Beneficial Ownership of Class B Shares Pre- and Post- Offering	Percentage Ownership of Class B Shares	Pre- Offering Combined Voting Power of Class A and Class B Shares(2)	Post- Offering Combined Voting Power of Class A and Class B Shares(2)(3)
Directors and Named Executive Officers:
VCIG (4)	21,000,000	100%	89.36%	3,000,000	100.00%	100%	95.24%
Directors and Executive Officers	-	-	-	-	-	-	-
Hoo Voon Him	-	-	-	-	-	-	-
Karen Liew	-	-	-	-	-	-	-
Vivian Yong Hui Wun	-	-	-	-	-	-	-
Enyoo Hoeng Wei	-	-	-	-	-	-	-
Amanda Lee	-	-	-	-	-	-	-
Evelyn Ong Shin Ein	-	-	-	-	-	-	-
5% or Greater Stockholders	-	-	-	-	-	-	-

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Shares and Class B Shares. All shares represent only Class A Shares and Class B Shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 21,000,000 Class A Shares and 3,000,000 Class B Shares issued and outstanding as of the date of this prospectus. Holders of Class A Share are entitled to one (1) vote per share. Holders of Class B are entitled to ten (10) votes per share.

(3)	Assuming 2,500,000 Class A Shares are issued in this offering, not including 375,000 Class A Shares underlying the Underwriter’s Over-Allotment Option

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with our directors and executive officers described under the “Executive Compensation” and “Management” sections in this prospectus and the transactions described below, the following is a description of each transaction since December 1, 2024, and each currently proposed transaction in which (i) we have been or will be a participant; (ii) the amount involved exceeds or will exceed the lesser of $120,000 or one percent of the average of the our total assets at year-end for the last two completed fiscal years; and (iii) any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Share Sale Agreement

On December 4, 2024, the Company’s subsidiaries, including V Capital Kronos Berhad, a company incorporated in Malaysia (the “Vendor”) and VCI Global Limited, a Company incorporated in the British Virgin Islands (“Purchaser”), and V Capital Advisory SDN. BHD (“V Capital Advisory”) entered into a share sale agreement (the “Share Sale Agreement”), whereas V Capital Advisory issued and paid-up share capital of RM100.00 (the “Purchase Consideration”) comprising of 100 ordinary shares, and the Vendor, who is the beneficial owner of one hundred percent (100%) of the issued and paid-up shares of V Capital Advisory, has agreed to sell, and the Purchaser has agreed to acquire, the entire issued and paid-up share capital of V Capital Advisory; which amounts to one hundred (100) ordinary shares (the “Share Sale”).

Some of the group’s transactions and arrangements are with related parties and the effect of these on the basis determined between the parties is reflected in these financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated.

●	Victor Hoo and Karen Liew, our Executive Directors, are spouses.

DESCRIPTION OF SECURITIES

The following is a description of the capital stock of the Company. Such description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of our Articles of Association.

Shares

We are a British Virgin Islands company incorporated with limited liability and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law, including the BVI Business Companies Act, 2004, or the BVI Act.

Our company number in the British Virgin Islands is 2166034. As provided in sub-regulation 4.1 of our memorandum of association, subject to British Virgin Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and, for such purposes, full rights, powers and privileges. Our registered office is at Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

Share Capital

Our share capital consists of two classes of shares: Class A Shares and Class B Shares. As of the date of this annual report, under our memorandum and articles of association, we are authorized to issue an unlimited number of class A shares and class B shares, no par value each.

The maximum number of shares that we are authorized to issue may be changed by resolution of shareholders amending our memorandum and articles of association. Shares may be issued from time to time only by resolution of shareholders.

Shareholders’ Rights

Class A Shares

Holders of our Class A Shares may freely hold and vote their shares.

The following summarizes the rights of holders of our Class A Shares

●	each holder of Class A Shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

●	holders of Class A Shares vote together with holders of Class B Shares;

●	there are no cumulative voting rights;

●	the Class A Shares shall be entitled to one (1) vote per share, and the Class B Shares shall be entitled to ten (10) votes per share. Except with respect to voting and dividends, the rights, privileges, and obligations of the Class A Shares and the Class B Shares shall be pari passu in all respects, including with respect to rights upon the liquidation of the Company;

●	upon our liquidation, dissolution or winding up, the holders of class A shares will be entitled to share ratably, pari passu with our class B shares, in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities; and

●	the holders of class A shares have preemptive rights in connection with the issuance of any securities by us, except for certain issuances of securities by us, including (i) pursuant to any employee compensation plans; (ii) as consideration for (a) any merger, consolidation or purchase of assets or (b) recapitalization or reorganization; (iii) in connection with a pro rata division of shares or dividend in specie or distribution; or (iv) in a bona fide public offering that has been registered with the SEC, but they are not entitled to the benefits of any redemption or sinking fund provisions.

Class B Shares

Holders of our class B shares may freely hold and vote their shares.

The following summarizes the rights of holders of our class B shares:

●	each holder of class B shares is entitled to ten votes per share on all matters to be voted on by shareholders generally, including the election of directors;

●	holders of class B shares vote together with holders of class A shares;

●	class B shares may not be listed on any U.S. or foreign national or regional securities exchange or market;

●	there are no cumulative voting rights;

●	the holders of our class B shares are not entitled to dividends and other distributions, pari passu with our class A shares, as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any, and pursuant to our memorandum and articles of association, all dividends unclaimed for three years after having been declared may be forfeited by a resolution of directors for the benefit of the Company;

●	The Class A Shares shall be entitled to one vote per share and the Class B Shares shall be entitled to ten (10) votes per share. Except with respect to voting and dividends, the rights, privileges and obligations of the Class A Shares and Class B Shares shall be pari passu in all respects, including with respect to rights upon liquidation of the Company. The Class B Shares shall not be entitled to dividends.

●	each class B share is convertible into one class A share at the option of the holder at any time.

Shareholders’ Meetings and Consents

The following summarizes certain relevant provisions of British Virgin Islands law and our articles of association in relation to our shareholders’ meetings:

●	the directors of the Company may convene meetings of shareholders at such times and in such manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable; provided that at least one meeting of shareholders be held each year;

●	upon the written request of shareholders entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested, the directors are required to convene a meeting of the shareholders. Any such request must state the proposed purpose of the meeting;

●	the directors convening a meeting must give not less than seven days’ notice of a meeting of shareholders to: (i) those shareholders whose names on the date the notice is given appear as shareholders in the register of members of our company and are entitled to vote at the meeting, and (ii) the other directors;

●	a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares that such shareholder holds;

●	a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder;

●	a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting;

●	if within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall be adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other date, time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum, but otherwise the meeting shall be dissolved. Notice of the adjourned meeting need not be given if the date, time and place of such meeting are announced at the meeting at which the adjournment is taken;

●	a resolution of shareholders is valid (i) if approved at a duly convened and constituted meeting of shareholders by the affirmative vote of a majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted, or (ii) if it is a resolution consented to in writing by a majority of the votes of shares entitled to vote thereon; and

●	an action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing by a majority of the votes of shares entitled to vote thereon, without the need for any notice, but if any resolution of shareholders is adopted otherwise than by unanimous written consent of all shareholders, a copy of such resolution shall forthwith be sent to all shareholders not consenting to such resolution.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands in many respects are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt a memorandum of association and articles of association that will provide shareholders with rights that, except as described in this annual report, do not vary in any material respect from those they would enjoy if we were incorporated under the Delaware General Corporation Law, or Delaware corporate law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the shareholders is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the bylaws, and the certificate of incorporation also may confer on the directors the right to amend the bylaws. Our memorandum of association may only be amended by a resolution of shareholders, provided that any amendment of the provision related to the prohibition against listing our class B shares must be approved by not less than [50%] of the votes of the class A shares entitled to vote that were present at the relevant meeting and voted. Our articles of association may also only be amended by a resolution of shareholders.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. As permitted by British Virgin Islands law, shareholders’ consents need only a majority of shareholders signing to take effect. Our memorandum and articles of association provide that shareholders may approve corporate matters by way of a resolution consented to at a meeting of shareholders or in writing by a majority of shareholders entitled to vote thereon.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum and articles of association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least [30%] of the voting rights in respect of the matter for which the meeting is requested. Any such request must state the proposed purpose of the meeting.

Sale of Assets

Under Delaware corporate law, a vote of the shareholders is required to approve the sale of assets only when all or substantially all assets are being sold. In the British Virgin Islands, shareholder approval is required when more than 50% of the Company’s total assets by value are being disposed of or sold if not made in the usual or regular course of the business carried out by the company. Under our memorandum and articles of association, the directors may by resolution of directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by us and such determination is, in the absence of fraud, conclusive.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved in writing by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. As permitted by British Virgin Islands law and our memorandum and articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding. The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock. As permitted by British Virgin Islands law and our memorandum and articles of association, shares may be repurchased, redeemed or otherwise acquired by us. However, the consent of the shareholder whose shares are to be repurchased, redeemed or otherwise acquired must be obtained, except as described under “—Compulsory Acquisition” below. Moreover, our directors must determine that immediately following the redemption or repurchase we will be able to pay our debts as they become due and that the value of our assets will exceed our liabilities.

Compulsory Acquisition

Under Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.

Under the BVI Act, subject to any limitations in a Company’s memorandum or articles, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Upon receipt of such written instruction, the company shall redeem the shares specified in the written instruction, irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each member whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected. A member whose shares are to be so redeemed is entitled to dissent from such redemption, and to be paid the fair value of his shares, as described under “—Shareholders’ Rights under British Virgin Islands Law Generally” below.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law and our memorandum of association, we may vary the rights attached to any class of shares only with the consent in writing of holders of not less than 50% of the issued shares of that class and of holders of not less than 50% of the issued shares of any other class which may be adversely affected by such variation.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our memorandum and articles of association provide that directors may be removed at any time, with or without cause, by a resolution of shareholders or a resolution of directors.

Mergers

Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of stockholders of each constituent corporation by a majority of the outstanding stock of the corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation assumes all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

Under the BVI Act, two or more BVI companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent BVI company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders. One or more BVI companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the BVI, if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the BVI are incorporated. In respect of such a merger or consolidation a BVI company is required to comply with the provisions of the BVI Act, and a company incorporated outside the BVI is required to comply with the laws of its jurisdiction of incorporation.

Shareholders of BVI companies not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum of association or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Under British Virgin Islands law, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the British Virgin Islands Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and records of license fees paid to date, and will also disclose any articles of dissolution, articles of merger and a register of registered charges if such a register has been filed in respect of the company.

A member of a company is entitled, on giving written notice to the company, to inspect:

(a)	the memorandum and articles;

(b)	the register of members;

(c)	the register of directors; and

(d)	the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records referred to in (a) to (d) above. Subject to the memorandum and articles, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) or (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company is required to keep at the office of its registered agent the memorandum and articles of the company; the register of members maintained or a copy of the register of members; the register of directors or a copy of the register of directors; and copies of all notices and other documents filed by the company in the previous ten years.

Where a company keeps a copy of the register of members or the register of directors at the office of its registered agent, it is required to notify any changes to the originals of such registers to the registered agent, in writing, within 15 days of any change; and to provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept. Where the place at which the original register of members or the original register of directors is changed, the company is required to provide the registered agent with the physical address of the new location of the records within fourteen days of the change of location.

A company is also required to keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors determine, the minutes of meetings and resolutions of members and of classes of members; and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept.

A company is further required to:

(a)	keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine, the records and underlying documentation of the company;

(b)	retain the records and underlying documentation for a period of at least five years from the date: (i) of completion of the transaction to which the records and underlying documentation relate; or (ii) the company terminates the business relationship to which the records and underlying documentation relate; and

(c)	provide its registered agent without delay any records and underlying documentation in respect of the company that the registered agent requests pursuant to the entitlement of the company’s registered agent to make such a request where the registered agent is required to do so by the British Virgin Islands Financial Services Commission or any other competent authority in the British Virgin Islands acting pursuant to the exercise of a power under an enactment.

The records and underlying documentation of the company are required to be in such form as:

(a)	are sufficient to show and explain the company’s transactions; and

(b)	will, at any time, enable the financial position of the company to be determined with reasonable accuracy.

Where the records and underlying documentation of a company are kept at a place or places other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written:

(a)	record of the physical address of the place at which the records and underlying documentation are kept; and

(b)	record of the name of the person who maintains and controls the company’s records and underlying documentation.

Where the place or places at which the records and underlying documentation of the company, or the name of the person who maintains and controls the company’s records and underlying documentation, change, the company must within 14 days of the change, provide:

(a)	its registered agent with the physical address of the new location of the records and underlying documentation; or

(b)	the name of the new person who maintains and controls the company’s records and underlying documentation.

For the foregoing purposes:

(a)	“business relationship” means a continuing arrangement between a company and one or more persons with whom the company engages in business, whether on a one-off, regular or habitual basis; and

(b)	“records and underlying documentation” includes accounts and records (such as invoices, contracts and similar documents) in relation to: (i) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place; (ii) all sales and purchases of goods by the company; and (iii) the assets and liabilities of the company.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the Company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions to cumulative voting under the laws of the British Virgin Islands, but our memorandum of association and articles of association do not provide for cumulative voting.

Shareholders’ Rights under British Virgin Islands Law Generally

The BVI Act provides for remedies which may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the Company’s memorandum and articles of association, the BVI courts can issue a restraining or compliance order. Shareholders cannot also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him, he may apply to the court for an order based on such conduct.

Any shareholder of a company may apply to court for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.

The BVI Act provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation, if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (e) an arrangement, if permitted by the court.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by the Company’s memorandum and articles of association.

Listing

We intend to list our ordinary shares are listed on the Nasdaq Capital Market under the symbol “VCCG”.

Transfer Agent

The transfer agent for Ordinary Shares is Vstock Transfer, LLC .

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our combined and consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Shares cannot be treated as capital, even if you hold the Class A Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) Class A Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Shares as of the close of such taxable year over your adjusted basis in such Class A Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Shares. Your basis in the Class A Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Shares” generally would not apply. The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations). If the Class A Shares are regularly traded on a qualified stock exchange or other market, and if you are a holder of Class A Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Class A Shares, including regarding distributions received on the Class A Shares and any gain realized on the disposition of the Class A Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Shares, then such Class A Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Shares and proceeds from the sale, exchange or redemption of our Class A Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Shares, subject to certain exceptions (including an exception for Class A Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Shares.

BRITISH VIRGIN ISLANDS TAXATION

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

THE FOREGOING SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF ORDINARY SHARES AND IS NOT TAX OR LEGAL ADVICE. HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF ORDINARY SHARES.

UNDERWRITING

In connection with this offering, we expect to enter into an underwriting agreement with D. Boral Capital LLC, as representative (the “Representative”) of the several underwriters named in this prospectus, with respect to the Class A Shares in this offering. The underwriters may retain other brokers or dealers to act as sub-agents on their behalf in connection with this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the number of Class A Shares as indicated below.

Underwriter	Number of Class A Shares
D. Boral Capital LLC

Total

The Representative is offering the Class A Shares subject to its acceptance of the Class A Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the Representative to pay for and accept delivery of the Class A Shares offered by this prospectus are subject to the approval of certain legal matters by its counsel and to other conditions. The Representative is obligated to take and pay for all of the Class A Shares offered by this prospectus if any such Class A Shares are taken. However, the Representative is not required to take or pay for the Class A Shares covered by the Representative’s option to purchase additional Class A Shares described below.

Over-Allotment Option

We have granted the Representative an over-allotment option. This option, which is exercisable for up to 45 days after the closing of this offering, permits the Representative to purchase up to an additional 15% of the total number of Class A Shares sold in this offering at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The Representative may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering.

Underwriting Discounts and Expenses

The following table shows the public offering price, underwriting discount, and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

	Per Share	Total Without Over- Allotment Option	Total With Full Over- Allotment Option
Initial Public offering price	$	$	$
Underwriting discount(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	The Company has agreed to pay the Representative, an underwriting discount equal to (i) 7.5% per share for shares sold to investors that are introduced by any party or entity which is not the Company (including, without limitation, the Representative), or (ii) 4.5% per share for shares sold to investors that are solely introduced by the Company. Underwriting discounts to be paid by us are calculated based on the assumption that no investors in this offering are introduced by us.

We have agreed to pay to the Representative, by deduction from the gross proceeds of the offering, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds of this offering.

We have agreed to pay expenses relating to the offering, including: (a) all filing fees and expenses relating to the registration of the Class A Shares to be sold in this offering with the SEC and the filing of the offering materials with the Financial Industry Regulatory Authority (“FINRA”); (b) all fees and expenses relating to the listing of Class A Shares on the Nasdaq Capital Market; (c) all fees, expenses and disbursements relating to the registration or qualification of such Class A Shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of Representative’s counsel); (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the Class A Shares under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; (e) the costs of all mailing and printing of the offering documents; (f) transfer and/or stamp taxes, if any, payable upon the transfer of Class A Shares from the Company to the Representative; (g) the fees and expenses of the Company’s accountants; and (h) the Representative’s various out-of-pocket accountable expenses relating to the offering, including (i) up to $30,000 of the Representative’s actual accountable road show and due diligence expenses for the offering, (ii) the $29,500 cost associated with the Representative’s use of Ipreo’s book building, prospectus tracking and compliance software for the offering, (iii) the costs associated with bound volumes of the offering materials as well as commemorative mementos and lucite tombstones in an aggregate amount not to exceed $5,000, (iv) all fees and expenses relating to the background checks of the Company’s officers and directors in an aggregate amount not to exceed $10,000, and (v) the fees for the Representative’s U.S. legal counsel and PRC counsel, in an amount not to exceed $175,000. The Company will be responsible for the Representative’s external counsel legal costs irrespective of whether the offering is consummated or not, subject to a cap of $100,000 if there is not a closing. The Company has paid an expense advance of $75,000 to the Representative. Such advance shall be applied towards out-of-pocket accountable expenses incurred by the Representative and any portion of such advance will be returned to us to the extent not actually incurred in accordance with FINRA Rule 5110(g)(4)(A). The Representative may deduct from the net proceeds of the offering payable to the Company on the date of the closing of this offering, or the closing of the over-allotment option, if any, the expenses set forth herein to be paid by the Company to the Representative.

Representative’s Warrant

We have agreed to issue to the Representative (or permitted assignees) warrants to purchase 125,000 Class A Shares, or warrants to purchase 143,750 Class A Shares if the underwriters exercise the over-allotment option in full (5.0% of the Class A Shares sold in this offering), at an exercise price equal to 120% of the public offering price of the shares sold in this offering (the “Representative’s Warrants”). The Representative’s Warrants will be exercisable at any time, and from time to time, in whole or in part, during the three and a half-year period commencing six (6) months from the commencement of sales of the offering and expiring four (4) years from the effectiveness of the registration statement, will have a cashless exercise provision and will terminate on the fourth (4th) anniversary of the effective date of the registration statement of which this prospectus is a part. The Representative’s Warrants will provide for registration rights (including a one-time demand registration right at the expense of the Company and unlimited piggyback rights during the term of the Underwriter’s Warrants) and customary anti-dilution provisions (for stock dividends and splits and recapitalizations) and anti-dilution protection (adjustment in the number and price of such warrants and the shares underlying such warrants) resulting from corporate events (which would include dividends, reorganizations, mergers, etc.) and future issuance of Class A Shares or equivalents at prices (or with exercise and/or conversion prices) below the offering price as permitted under FINRA Rule 5110(f)(2)(G). We have registered the Representative’s Warrants and the shares underlying the Representative’s Warrants in this offering.

The Representative’s Warrants and the underlying shares are deemed compensation by FINRA and therefore will be subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The Representative (or permitted assignees under FINRA Rule 5110(e)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days immediately following commencement of sale of this offering subject to certain exceptions permitted by FINRA Rule 5110(e)(2).

The registration statement of which this prospectus is a part also registers for sale the Representative’s Warrants and the Class A Shares issuable upon exercise of such warrant, as a portion of the underwriting compensation payable in connection with this offering.

Right of First Refusal

We have granted the Representative a right of first refusal, for a period of 15 months from the closing of the offering, to act as sole investment banker, sole book-runner, and/or sole placement agent at its sole discretion, for each and every future public equity and debt offering, including all equity linked financings (each a “Subject Transaction”), during such 15-month period, of our Company, or any successor to or any current or future subsidiary of our Company, on terms and conditions customary to the Representative for such Subject Transaction. The Representative’s right of first refusal shall be subject to FINRA Rule 5110(g), including that the right of first refusal may be terminated by the Company for cause in case of the Representative’s material failure to provide the services contemplated in the underwriting agreement. During such 15-month period, the Representative shall have the sole right to determine whether any other broker dealer shall have the right to participate in a Subject Transaction and the economic terms of such participation, and we shall not retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in a Subject Transaction without the express written consent of the Representative.

Tail Financing

We have agreed that the Representative shall be entitled to a cash fee equal to seven and one-half percent (7.5%) of the gross proceeds received by us from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by the Representative to us during the engagement period (being that period commencing from January 27, 2025, the date we engaged the Representative, or the “Engagement Date,” to the earlier of (i) fifteen (15) months from the Engagement Date, or (ii) the final closing, if any, of the offering, the “Engagement Period”), in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated during the Engagement Period or within the fifteen (15) month period following the expiration or termination of the Engagement Period, provided that such Tail Financing is by a party actually introduced to us by the Representative in an offering in which the Company has direct knowledge of such party’s participation. Such right shall be subject to FINRA Rule 5110(g)(5), including that it may be terminated by the Company for cause in case of the Representative’s material failure to provide the services contemplated in the underwriting agreement.

No Sales of Similar Securities

We, VCIG and our executive officers and directors have agreed not to sell or transfer any Class A Shares or securities convertible into, exchangeable for, exercisable for, or repayable with Class A Shares, for [___] days, in the case of VCIG, and for 180 days, in our case and the case of our directors and executive officers, after the date of this prospectus without first obtaining the written consent of [____]. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

●	offer, pledge, sell or contract to sell any Class A Shares,

●	sell any option or contract to purchase any Class A Shares,

●	purchase any option or contract to sell any Class A Shares,

●	grant any option, right or warrant for the sale of any Class A Shares,

●	lend or otherwise dispose of or transfer any Class A Shares,

●	request or demand that we file or make a confidential submission of a registration statement related to the Class A Shares, or

●	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A Shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to Class A Shares and to securities convertible into or exchangeable or exercisable for or repayable with Class A Shares. It also applies to Class A Shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

We expect the shares to be approved for listing on the Nasdaq Capital Market, subject to notice of issuance, under the symbol “VCCG”.

Before this offering, there has been no public market for our Class A shares . The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

●	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

●	our financial information,

●	the history of, and the prospects for, our company and the industry in which we compete,

●	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

●	the present state of our development and

●	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the Class A Shares may not develop. It is also possible that after this offering the Class A Shares will not trade in the public market at or above the initial public offering price.

Indemnification

We have agreed to indemnify the Representative against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the Representative may be required to make for these liabilities.

Lock-Up Agreements

We, all of our directors and executive officers, and holders of 5% or more of our outstanding securities (or securities convertible into our Class A shares) have agreed not to, during the Engagement Period, and for a period of 180 days from the closing of the offering (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, our Class A Shares or any securities convertible into or exercisable or exchangeable for our Class A Shares; (ii) file or cause to be filed any registration statement with the SEC relating to the offering of our Ordinary or any securities convertible into or exercisable or exchangeable for our Class A Shares; (iii) complete any offering of debt securities of our Company, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital shares of our Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of share capital of our Company or such other securities, in cash, or otherwise.

Furthermore, except as disclosed below, our Parent VCIG and each of our directors and officers have agree not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise to transfer or dispose of, directly or indirectly, any Class A Shares or other securities convertible into or exercisable or exchangeable for Class A Shares for a period of 180 days from the closing of this offering, subject to customary exceptions, without the prior written consent of the Representative.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class A Shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A Shares. However, the representatives may engage in transactions that stabilize the price of the Ordinary Shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our Class A Shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A Shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for our purchases of shares of Class A Shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A Shares or preventing or retarding a decline in the market price of our Class A Shares. As a result, the price of our Class A Shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A Shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each member state of the European Economic Area (a “Member State”), no offer of Class A Shares which are the subject of this offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Class A Shares referred to in (a) to (c) above shall result in a requirement for VCIG or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of Class A Shares is made or who receives any communication in respect of an offer of Class A Shares, or who initially acquires any Class A Shares will be deemed to have represented, warranted, acknowledged and agreed to and with each Representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any Class A Shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the Class A Shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where Class A Shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those Class A Shares to it is not treated under the Prospectus Directive as having been made to such persons.

VCCG, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Member State of shares which are the subject of this offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for Arlo or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither Arlo nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for Arlo or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of Class A Shares to the public” in relation to any Class A Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A Shares to be offered so as to enable an investor to decide to purchase or subscribe the Class A Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at, persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(d)	as specified in Section 276(7) of the SFA; or

(c)	where the transfer is by operation of law;

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses in US dollars, excluding the underwriting discounts and commissions, and accountable and non-accountable expenses reimbursable to the underwriters and estimated offering expenses, expected to be incurred in connection with this offering by us. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates.

SEC registration fee	$
FINRA filing fee	$
Printer fees	$
Legal fees and expenses	$
Accounting fees and expenses	$
Miscellaneous expenses	$
Total	$

LEGAL MATTERS

We are being represented by Sichenzia Ross Ference Carmel LLP with respect to legal matters of United States federal securities law. The validity of the Class A Shares offered by this prospectus and legal matters as to BVI law only will be passed upon for us by Carey Olsen (BVI) L.P. Sichenzia Ross Ference Carmel LLP may rely upon Carey Olsen (BVI) L.P. with respect to matters governed by British Virgin Islands law only. Bevilacqua PLLC is acting as counsel to the Underwriter.

EXPERTS

The combined and consolidated financial statements for the financial year ended December 31, 2023, and 2024 included in this prospectus have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The registered office address of WWC, P.C. is 2010 Pioneer Court, San Mateo, CA 94403, U.S.A.

ENFORCEABILITY OF CIVIL LIABILITY

We are incorporated under the laws of the British Virgin Islands, and our officers and directors are residents outside the United States. Moreover, a majority of our consolidated assets are located outside the United States. Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through our agent designated for that purpose. Nevertheless, substantially all of the consolidated assets owned by us are located outside the United States and any judgment obtained in the United States against us may not be enforceable outside the United States. There is no treaty between the United States and the British Virgin Islands providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in the British Virgin Islands. There is uncertainty as to whether judgments of courts in the United States based upon the civil liability provisions of the federal securities laws of the United States would be recognized or enforceable in the British Virgin Islands. In making a determination as to enforceability of a judgment of the courts of the United States, the BVI courts would have regard to whether the judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable in the unless procured by fraud, or the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to public policy, or if the judgment would conflict with earlier judgment(s) from British Virgin Islands or earlier foreign judgment(s) recognized in British Virgin Islands, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our directors and officers. BVI courts would not recognize or enforce judgments against us, our directors and officers to the extent that doing so would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States under civil liability provisions of the federal securities law of the United States would be regarded by BVI courts as being pursuant to foreign, penal, revenue or other public laws. Such a determination has yet to be made by a BVI court in a reported decision.

In addition, holders of book-entry interests in our shares will be required to exchange such interests for certificated shares and to be registered as shareholders in our shareholder register in order to have standing to bring a shareholder suit and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the BVI.

A holder of book-entry interests in our shares may become a registered shareholder of our Company by exchanging such holder’s interest in our shares for certificated shares and being registered in our shareholder register. The administrative process of becoming a registered shareholder could result in delays prejudicial to any legal proceeding or enforcement action.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a Registration Statement on Form F-1 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. Following the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC.

You may read and copy the registration statement and the related exhibits, and the reports, proxy statements and other information we will file with the SEC, at the SEC’s public reference room maintained at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website is www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
V Capital Consulting Group Limited

Opinion on the Financial Statements

We have audited the accompanying combined and consolidated statements of financial position of V Capital Consulting Group Limited and its subsidiaries (the “Company”) as of December 31, 2023, and 2024, and the related combined and consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2023 and 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023 and 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since 2024.

San Mateo, California

July 23, 2025

V CAPITAL CONSULTING GROUP LIMITED AND ITS SUBSIDIARIES

COMBINED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023 AND 2024

	Note	2023	2024
		US$	US$
ASSETS

Non-current assets
Financial assets, measured at fair value through other comprehensive income	4	6,860,489	2,591,000
Plant and equipment, net	5	4,652	3,916
Total non-current assets		6,865,141	2,594,916

Current assets
Trade and other receivables	6	1,984,745	7,907,312
Cash and bank balances	7	264,437	1,184,237
Total current assets		2,249,182	9,091,549

Total assets		9,114,323	11,686,465

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	8	807,710	825,291
Amount due to related parties	19	791,245	4,140,278
Income tax payable		32,924	–
Total current liabilities		1,631,879	4,965,569

Total liabilities		1,631,879	4,965,569

Equity
Share capital *	9	2,002,300	2,002,300
Fair value reserve	10	365,389	(131,611)
Translation reserve	11	(7,040)	(18,407)
Retained earnings		5,121,795	4,868,614
Total equity		7,482,444	6,720,896

Total liabilities and equity		9,114,323	11,686,465

*	Giving retroactive effect to the restructuring on January 24, 2025 (Note 1).

The accompanying notes are an integral part of these combined and consolidated financial statements.

V CAPITAL CONSULTING GROUP LIMITED AND ITS SUBSIDIARIES

COMBINED AND CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024

	Note	2023	2024
		US$	US$

Revenue - third parties		12,158,753	14,289,986
Revenue - related party		241,595	–
Total revenue	12	12,400,348	14,289,986

Other income	13	–	13,623

Cost of services	14	(2,792,033)	(2,813,845)

Depreciation of plant and equipment	5	(103)	(744)

Directors’ fees	15	(778,518)	(1,018,291)

Employee benefits expenses	15	(1,204,324)	(1,186,028)

Allowance for expected credit losses on trade and other receivables	6	(235,000)	(571,986)

Rental expenses	18	(45,719)	(110,489)

Legal and professional fees		(13,994)	(194,384)

Other operating expenses	16	(573,312)	(397,513)

Profit before income tax		6,757,345	8,010,329

Income tax expense	17	(22,841)	–

Profit for the year		6,734,504	8,010,329

Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:
Fair value adjustment on financial assets, measured at fair value through other comprehensive income	4	365,389	(8,760,510)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(7,040)	(11,367)
Other comprehensive income/(loss)		358,349	(8,771,877)

Total comprehensive income/(loss) for the year		7,092,853	(761,548)

Earnings per share of Class A ordinary shares - basic and diluted		0.32	0.38

Earnings per share

	December 31,
	2023	2024
Weighted average number of Class A ordinary shares - basic and diluted*	21,000,000	21,000,000

*	Giving retroactive effect to the restructuring on January 24, 2025 (Note 1).

The accompanying notes are an integral part of these combined and consolidated financial statements.

V CAPITAL CONSULTING GROUP LIMITED AND ITS SUBSIDIARIES

COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity owners of the Company
		Share	Fair value	Translation	Retained	Total
	Note	capital	reserve	reserve	earnings	equity
		US$	US$	US$	US$	US$
Balance at January 1, 2023 *		2,002,300	–	–	787,291	2,789,591

Profit for the year		–	–	–	6,734,504	6,734,504
Other comprehensive income:
Fair value gain on financial assets, measured at fair value through other comprehensive income		–	365,389	–	–	365,389
Exchange differences on translating foreign operations		–	–	(7,040)	–	(7,040)
Dividends paid	23	–	–	–	(2,400,000)	(2,400,000)
Balance at December 31, 2023		2,002,300	365,389	(7,040)	5,121,795	7,482,444

Profit for the year		–	–	–	8,010,329	8,010,329
Other comprehensive loss:
Fair value loss on financial assets, measured at fair value through other comprehensive income		–	(8,760,510)	–	–	(8,760,510)
Exchange differences on translating foreign operations		–	–	(11,367)	–	(11,367)
Transfer upon disposal of equity instruments at fair value through other comprehensive income		–	8,263,510	–	(8,263,510)	–
Balance at December 31, 2024		2,002,300	(131,611)	(18,407)	4,868,614	6,720,896

*	Giving retroactive effect to the restructuring on January 24, 2025 (Note 1).

The accompanying notes are an integral part of these combined and consolidated financial statements.

V CAPITAL CONSULTING GROUP LIMITED AND ITS SUBSIDIARIES

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024

	Note	2023	2024
		US$	US$
Operating activities
Profit before income tax		6,757,345	8,010,329

Adjustments for:
Loss on disposal of investment		–	1,013
Allowance for expected credit losses on trade and other receivables	6	235,000	571,986
Reversal of allowance for expected credit losses for trade receivables	6	–	(10,000)
Depreciation of plant and equipment	5	103	744
Operating cash flows before movements in working capital		6,992,448	8,574,072

Trade and other receivables		(6,642,232)	(9,618,732)
Trade and other payables		787,169	17,581
Cash generated from/(used in) operations		1,137,385	(1,027,079)
Income tax paid		(43,735)	(32,924)
Net cash generated from/(used in) operating activities		1,093,650	(1,060,003)

Investing activities
Acquisition of plant and equipment	5	(4,755)	–
Acquisition of financial assets, measured at fair value through other comprehensive income		–	(114,271)
Proceeds from disposal of financial assets, measured at fair value through other comprehensive income		–	1,298,250
Net cash (used in)/generated from investing activities		(4,755)	1,183,979

Financing activities
(Repayment to)/Advance from related parties, net		(829,348)	795,824
Net cash (used in)/generated from financing activities		(829,348)	795,824

Net increase in cash and cash equivalents		259,547	919,800
Cash and bank balances at beginning of year		4,890	264,437
Cash and bank balances at end of year	7	264,437	1,184,237

Significant non-cash transactions in financing activities

●	During the financial year ended December 31, 2023, V Capital Consulting Limited declared dividends totaling US$2,400,000. The declared dividends were offset against the amount due from a related party, who was the sole shareholder of V Capital Consulting Limited (Note 23).

●	On January 23, 2025, the Company issued 1,000,000 Class A ordinary shares at US$ 2 per share by way of capitalizing amount due to holding company, VCI Global Limited as of December 31, 2023.

The accompanying notes are an integral part of these combined and consolidated financial statements.

V CAPITAL CONSULTING GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and principal activities

Organization and reorganization

V Capital Consulting Group Limited (“the Company”, and collectively with its subsidiaries “the Group”) was incorporated in the British Virgin Islands on December 24, 2024. The registered office of the Company is situated at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. The principal place of business of the Company is situated at B03-C-8, Menara 3A, KL Eco City, No.3 Jalan Bangsar, 59200 Kuala Lumpur, Malaysia.

The Group structure which represents the operating subsidiaries and the holding entity is as follow:

Reorganization

The Company’s strategy consultancy business commenced operation in 2020 and offers a diverse range of consultancy solutions, which includes, among others, providing comprehensive support throughout the listing journey. This includes offering end-to-end listing solutions that cover advising on organizational readiness, managing due diligence process, conducting peer and industry analyses, supporting the drafting of offering materials, and providing assistance to clients throughout the listing process. In addition, the Company also supports the preparation of investor communication materials, offers strategic input on structure optimization, and help formulate narratives and positioning strategies “Listing Business”.

A series of transactions to reorganize the Listing Business and to transfer the Listing Business to the Company was effected from January 2024 to January 2025 (“2025 Restructuring”). As part of the 2025 Restructuring, the Company’s holding company, VCI Global Limited (“VCIG”) transferred its equity interests in the operating entities that were conducting the Listing Business to the Company, which was a wholly-owned subsidiary of the VCIG. As a result, these operating entities became the Company’s wholly-owned subsidiaries.

Prior to the 2025 Restructuring, certain portion of the Listing Business was operated by certain entities within the VCIG. While these entities were not transferred to the Company in the 2025 Restructuring, the combination of assets, liabilities, operations, and cash flows related to the Listing Business were transferred to the Company upon the completion of the 2025 Restructuring.

The combined and consolidated financial statements of the Company have been prepared on a carve-out basis and are derived from the stand-alone financial statements and accounting records of each subsidiary of the Company, as well as those entities within VCIG that historically operated the Listing Business. These financial statements reflect the transfer of the assets, liabilities, operations, and cash flows in association with the Listing Business as if such transfer took place since inception. These financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what the financial position, results of operations and cash flows would have been had the Listing Business operated as an independent company during the periods presented.

Historically, the Listing Business was operated by certain entities under VCIG. Throughout 2024, VCIG undertook a series of transactions to transfer the operations of the Listing Business, along with certain other entities, into the Company in anticipation of a potential IPO on Nasdaq. Upon the completion of the 2025 Restructuring in January 2025, the VCIG completed the following transfers:

1.	Transfer of equity interests in Operating Entities

From January 19, 2024 to January 24, 2025, the Company acquired 100% of the equity ownership of V Capital Consulting Limited and V Capital Advisory Sdn. Bhd. (the “Operating Entities)”. These transactions were executed under common control with nominal consideration. Information on these Operating Entities are as follows:

Subsidiary	Date of incorporation	Place of incorporation	Ownership 2023	Ownership 2024	Principal activities
V Capital Consulting Limited	March 01, 2016	British Virgin Islands	100%	100%	Provision of corporate and business advisory services, including business strategy consultancy, merger and acquisition advisory, and strategic executive advisory services.
V Capital Advisory Sdn. Bhd.	February 12, 2018	Malaysia	100%	100%	Provision of corporate and business advisory in relation to corporate listing exercise, equity investment, corporate restructuring, merger and acquisition.

2.	Transfer of Listing Business, including related assets, liabilities, revenue and expenses

Business agreement between VCIG and the Company

On 30 December 2024, the Company and VCIG entered into a stock sale and business separate agreement, recognizing terms and conditions to the following 1. Sale of shares from VCIG to the Company, 2. Transition services to be provided by VCIG to the Company during the transition period, and 3. Non-competition period.

Historical assets and liabilities recognized at carrying value

All of the Operating Entities and business transferred in the 2025 Restructuring are under common control of VCIG, accordingly, all such transactions are accounted for at their respective carrying value and retroactively adjusted as if such transactions had taken place as of the beginning of January 1, 2023.

3.	Exclusion of certain expenses that are not related to Listing Business

Management has identified certain expenses incurred by the Operating Entities that were not related to Listing Business, and since these expenditures and related payables are not of the Company’s proposed listing plan, they have been identified and transferred back to VCIG.

4.	Transfer of working capital

Historically, VCIG funded the Company’s Listing Business through intercompany transactions, and recorded amount due from (due to) holding company and related companies. On January 23, 2025, VCIG entered into deeds of assignment with certain subsidiary and waived net outstanding amount due to and due from the Company, which resulted in a total net settlement of US$2 million as of January 23, 2025. On January 23, 2025, the Company issued 1,000,000 Class A ordinary shares at US$ 2 per share by way of capitalizing amount due to holding company, VCI Global Limited as of December 31, 2023.

The combined and consolidated financial statements have been prepared as though the Listing Business had been operating as a stand-alone business for all periods presented. The Company adopted the management approach to identify the operations of the Listing Business. In using management’s approach, considerations over how the business operates were utilized to identify historical operations that should be presented within the carve-out financial statements. This approach was taken due to the organizational structure of certain legal entities comprising the Listing Business.

All assets, liabilities, revenue, and expenses directly attributable to the Listing Business have been reflected in these combined and consolidated financial statements on a historical cost basis, as recorded in the separate financial statements of each subsidiary of the Company, as well as certain entities in VCIG that were not transferred to the Company in the 2025 Restructuring. All revenues, costs, assets, and liabilities directly associated with the Listing Business are included in the accompanying combined and consolidated financial statements. Revenue and funding cost associated with Listing Business are specifically identifiable in the accounting records maintained by VCIG. In addition, the expenses of the Listing Business include certain allocations of employee and administrative expenses from VCIG as further discussed below.

Certain functions of VCIG have historically provided oversight for both the Listing Business and other businesses or entities within VCIG. These functions and related expenses include, but are not limited to, salaries and wages associated with executives and staff involved in corporate-level oversight, costs for operational support, sales and marketing activities, and other common administrative support such as finance, legal, information technology, and human resources functions. The combined and consolidated financial statements of the Company include allocations of certain expenses from VCIG that are related to these functions historically provided by VCIG. The majority of these expenses have been allocated to the Company based on direct usage where identifiable, with the remainder allocated on a basis considered to be a reasonable reflection of the historical utilization levels of these services. As a result, the allocated expenses included in the combined and consolidated financial statements of the Company may not necessarily reflect the conditions that would have existed or the results of operations had the Company operated as an unaffiliated entity, and therefore, may not be indicative of future expenses that the Company will incur.

2	Material accounting policies

Basis of preparation

These financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

In the current financial year, the Company has adopted the new or amended IFRS that are mandatory for application for the financial year. Changes to the Company’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS.

The adoption of these new or amended IFRS did not result in substantial changes to the Company’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

Standards issued but not yet effective

At the date of authorization of these financial statements, a number of new/revised standards that are relevant to the Company were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Company does not intend to early adopt any of the new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the revised/new standards will not have a material impact on the financial statements of the Company in the period of their initial adoption.

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

Basis of consolidation

(a)	Consolidation

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiary corporations are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

In preparing the combined and consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiary corporations have been changed where necessary to ensure consistency with the policies adopted by the Company.

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the combined and consolidated financial statements of the Company are a continuation of the acquired entities and is accounted for as follows:

(i)	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the financial statements;

(ii)	The Company consolidates the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

(iii)	No new goodwill is recognized as a result of the internal reorganization. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve or deficit.

(b)	Acquisitions

The acquisition method of accounting is used to account for business combinations entered into by the Company.

The consideration transferred for the acquisition of a subsidiary corporation or business comprises the fair value of the assets transferred, the liabilities incurred, and the equity interests issued by the Company. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

(c)	Disposals

When a change in the Company’s ownership interest in a subsidiary corporation result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost, and its fair value is recognized in profit or loss.

(d)	Transactions with non-controlling interests

Changes in the Company’s ownership interest in a subsidiary that does not result in a loss of control over the subsidiary is accounted for as transaction with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

Financial assets

(a)	Classification and measurement

The Company classifies its financial assets in the following measurement categories (1) amortized cost, (2) fair value through other comprehensive income (“FVOCI”), and (3) fair value through profit or loss.

The classification depends on the Company’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial assets.

The Company reclassifies debt instruments when and only when its business model for managing those assets changes.

At initial recognition

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

At subsequent measurement

Debt instrument

Debt instruments mainly comprise of cash and cash equivalents and trade and other receivables.

Amortised cost - Debt instruments that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in interest income using the effective interest rate method.

Equity investment

The Company measures all its equity investment at their fair value. Equity investments are classified as fair value through profit or loss with movement in their fair value recognised in profit or loss in the period in which the changes arise, except for those equity securities which are not held for trading. The Company has elected to recognise changes in fair value of equity securities not held for trading in other comprehensive income as these are strategic investments and the Company considers this to be more relevant. Movement in fair value of investments classified as FVOCI are presented as “fair value adjustment” in “other comprehensive income/(loss)”.

(b)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date – the date on which the Group commits to purchase or sell the asset.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

On disposal of a debt instrument, the difference between the carrying amount and the sale proceeds is recognized in profit or loss.

On disposal of an equity investment, the difference between the carrying amount and sales proceed is recognised in profit or loss if there was no election made to recognise fair value change in other comprehensive income. If there was an election made, any difference between the carrying amount and sales proceed amount would be recognised in other comprehensive income and transferred to retained profits along with the amount previously recognised in other comprehensive income relating to that asset.

 Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Except for derivative financial instruments which are stated at fair value through profit or loss, all other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

Offsetting financial instruments

Financial assets and liabilities are offset, and the net amount reported in the balance sheet when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Impairment of financial assets

The Company recognizes an allowance for expected credit losses (“ECL”) for all debt instruments not held at FVOCI. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a “12-month ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a “lifetime ECL”).

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Company considers a financial asset in default when contractual payments are 241 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Plant and equipment

(a)	Measurement

(i)	Plant and equipment

Plant and equipment are initially recognized at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses.

(ii)	Components of costs

The cost of an item of plant and equipment initially recognized includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

(b)	Depreciation

Depreciation on other items of plant and equipment is calculated using the straight-line method to allocate their depreciable amounts over their estimated useful lives as follow:

Computer and software	10 years
Office equipment	5 years
Furniture and fittings	5 years

The residual values estimated useful lives and depreciation method of plant and equipment are reviewed, and adjusted as appropriate, at each balance sheet date. The effects of any revision are recognized in profit or loss when the changes arise.

(c)	Subsequent expenditure

Subsequent expenditure relating to plant and equipment that has already been recognized is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in profit or loss when incurred.

(d)	Disposal

On disposal of an item of plant and equipment, the difference between the disposal proceeds and its carrying amount is recognized in profit or loss.

Trade and other receivables

A receivable is recognized when the Company has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Company has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortized cost, and including an allowance for credit losses.

Impairment of non-financial assets

The Company’s non-financial asset is tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

For the purpose of impairment testing, the recoverable amount (i.e., the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash inflows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the cash generating units (“CGU”) to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The difference between the carrying amount and recoverable amount is recognized as an impairment loss in profit or loss.

An impairment loss for an asset is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

A reversal of impairment loss for an asset other than goodwill is recognized in profit or loss.

Trade and other payables

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid.

They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payables are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

Leases

●	Short-term and low-value leases

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

(a)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Employees Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

(b)	Employee leave entitlement

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the C will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Revenue recognition

Revenue is recognized to depict the transfer of promised services to clients at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those services. Specifically, the Company uses a five-step approach to recognize revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

The Company recognizes revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the services underlying the particular performance obligations is transferred to clients.

A performance obligation represents a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same.

Control is transferred overtime and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the client simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

●	the Company’s performance creates or enhances an asset that the client controls as the asset is created or enhanced; or

●	the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct service.

Business strategy consultancy

The Company offers a diverse range of business strategy consultancy services which includes, among others, providing comprehensive support throughout the listing journey. This includes offering end-to-end listing solutions that cover advising on organizational readiness, managing due diligence process, conducting peer and industry analyses, supporting the drafting of offering materials, and providing assistance to clients throughout the listing process. In addition, the Company also supports the preparation of investor communication materials, offers strategic input on structure optimization, and helps formulate narratives and positioning strategies. We also assist in investor relations and public relations to help clients maintain effective communication with stakeholders and guidance on regulatory awareness. Over the years, our business strategy consultancy services have successfully propelled our clients’ businesses to achieve their strategic objectives

The Company enters into distinct consultancy contract with its customers for the provision of business strategy consultancy services. The scope of work under consultancy services can vary from project to project, and all services rendered will be agreed and acknowledged by both parties on the contract. For projects that involve a series of tasks which are interrelated and are not separable or distinct as the Company’s customers cannot benefit from any standalone task, the entire transaction price of business strategy consultancy services are generally allocated to a single performance obligation.

The transaction price stated price in the consultancy contract is fixed. Payment made can be one lump sum payment or in milestone as stipulated in the consultancy contract, with an upfront payment received upon signing the contract. The transaction price and payment terms are stated in the contract for each individual project.

Our contracts from business strategy consultancy are typically more than a year in duration and revenue from business strategy consultancy services are recognized over time. When contractual billings represent an amount that corresponds directly with the value provided to the client, the invoice will be issued in accordance with the contract terms. Revenues from fixed-priced contracts are generally recognized using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying the Company’s performance obligations. The cost incurred represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer.

In addition, our business consultancy services can be provided on a one-off or short-term basis to customers. Revenue from these services is recognized at a point in time. It is measured at the transaction price specified in the contract, net of any discounts and applicable taxes. Generally, control is considered transferred when the agreed consultancy services have been completed, delivered to the customer, and the invoice has been issued. The Company becomes entitled to payment once the customer has accepted the services provided.

When the Company is acting as a principal, the Company accounts for the revenue generated from business strategy consultancy services on a gross basis as the Company is primarily responsible for fulfilling the promise to provide the specified services to customer, which the Company has control over the services rendered and also obtain substantially all the benefits. In making this determination, the Company assesses whether it is primarily obligated in these transactions, is subject to credit risk, has latitude in establishing prices, or has met several but not all of these indicators in accordance with IFRS 15. The Company determined that it is primarily responsible for fulfilling the promised service as the Company has contractual obligation to engage various professional parties involved in the business consultancy, as well as settlement of professional fees to these professional parties.

No element of financing is deemed to be present, as a typical payment term is 30 days from the date of issuance of invoice.

Cash and cash equivalents

For the purpose of presentation in the combined and consolidated statements of cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions which are subject to an insignificant risk of change in value.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

Income tax

Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction.

A deferred income tax liability is recognized on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized.

Deferred income tax is measured:

(i)	at the tax rates that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date; and

(ii)	based on the tax consequence that will follow from the manner in which the Company expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities except for investment properties.

Current and deferred income taxes are recognized as income or expense in profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognized directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency and reporting currency of the Company is United States Dollar (“US$”). However, the functional currency of its subsidiary which is incorporated in Malaysia is Malaysia ringgit (“RM”). In the consolidation of financial statements, the financial information of the subsidiary located in Malaysia have been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date. Equity amounts other than profits generated in current year are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments and shown as a component of other comprehensive income in the combined and consolidated statements of profit or loss and other comprehensive income.

(b)	Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments) and financial liabilities. However, in the combined and consolidated financial statements, currency translation differences arising from net investment in foreign operations, are recognized in other comprehensive income and accumulated in the currency translation reserve.

When a foreign operation is disposed of or any loan forming part of the net investment of the foreign operation is repaid, a proportionate share of the accumulated currency translation differences is reclassified to profit or loss, as part of the gain or loss on disposal.

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c)	Translation of subsidiary’s financial statements

The results and financial position of subsidiary (none of which has the currency of a hyperinflationary economy) that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

Related parties

(a)	A person, or a close member of that person’s family, is related to the Company if that person:

(i)	has control or joint control over the Company;

(ii)	has significant influence over the Company; or

(iii)	is a member of the key management personnel of the Company or the Company’s parent.

(b)	An entity is related to the Company if any of the following conditions applies:

(i)	The entity and the group are members of the same Company (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a Company of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a Company of which it is a part, provides key management personnel services to the Company or to the Company’s parent. Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

Earnings per share

The Company presents basic and diluted earnings per share data for its Class A ordinary shares. Basic earnings per share are calculated by dividing the profit or loss attributable to Class A ordinary shareholders of the Company by the weighted-average number of Class A ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to Class A ordinary shareholders and the weighted-average number of Class A ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares. Class B ordinary shares do not share the earnings attributable to the Company and are therefore not considered participating shares. As a result, a separate presentation of basic and diluted earnings per share data of Class B ordinary shares under the two-class method has not been included.

Dividends

Dividends to the Company’s shareholders are recognized when the dividends are approved for payment.

Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Company’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Company’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3	Critical accounting judgements and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in Note 2 to the financial statements, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods.

Critical judgements in applying the Company’s accounting policies

There are no critical judgements, apart from those involving estimation (see below) that management has made in the process of applying the Company’s accounting policy and that has the most significant effect on the amounts recognized in the financial statements.

Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are disclosed below:

Fair value measurement of unquoted shares (Note 4)

In determining the fair value of the unquoted shares, the Company relies on the net asset values of the investee companies or independent valuation report.

The availability of observable inputs can vary from investment to investment. For certain investments classified under Level 3 of the fair value hierarchy, the valuation could be based on models or inputs that are less observable or unobservable in the market and the determination of the fair values requires significant judgement. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future events which could not be reasonably determined as at the balance sheet date.

Allowance of expected credit loss (“ECL”) for trade and other receivables

The Company uses a provision matrix to calculate ECLs for trade and other receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Company’s historical observed default rates. The Company will calibrate the matrix to adjust historical credit loss experience with forward- looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of the customer’s actual default in the future. The information about the ECLs on the Company’s trade and other receivables is disclosed in Note 6.

4	Financial assets, measured at fair value through other comprehensive income

	December 31, 2023	December 31, 2024
	US$	US$

At the beginning of year	–	6,860,489
Additions	6,495,100	10,305,753
Disposals	–	(5,814,732)
Fair value adjustment	365,389	(8,760,510)
At the end of year	6,860,489	2,591,000

	December 31, 2023	December 31, 2024
	US$	US$
Quoted securities
- Founder Group Limited	–	903,000

Unquoted securities
- Sagtec Global Limited	1,688,000	1,688,000
- YY Group Holding Limited.	5,172,489	–
	6,860,489	1,688,000

Total	6,860,489	2,591,000

Quoted securities

In December 2024, the Company acquired 700,000 ordinary shares of Founder Group Limited, an entity listed on Nasdaq Capital Market for US$1,400,000.

As of the financial year ended December 31, 2024, the quoted securities are measured at fair value based on quoted market price in active markets (Level 1).

Unquoted securities

In October 2023, the Company received a total of 800,000 ordinary shares of Sagtec Global Limited as part of the consideration for the Group’s business consultancy services rendered valued at US$1,600,000.

In December 2023, the Company received 1,631,700 ordinary shares of YY Group Holding Limited as part of the consideration for the Company’s business consultancy services rendered valued at US$4,895,100. In April 2024, YY Group Holding Limited was listed on Nasdaq Capital Market, as a result, the investment was reclassified from unquoted security to quoted security, and the Company revalued the ordinary shares to reflect the quoted market price. In September 2024, the Company acquired 201,000 ordinary shares of YY Group Holding Limited, valued at US$114,271. In the same month, the Company disposed of its entire investment in YY Group Holding Limited for total consideration of US$1,298,250, and transferred US$3,988,510 cumulative fair value change to retained earnings.

During the financial year ended December 31, 2024, the Company received 1,030,494 and 14,250,000 ordinary shares of Agroz Inc and Fintech Scion Limited, respectively, for the Company’s business consultancy services rendered valued at US$8,791,482. During the same financial year, the Company disposed of its entire investment in Agroz Inc and Fintech Scion Limited for total consideration of US$4,516,482, and transferred US$4,275,000 cumulative fair value change to retained earnings. As at the end of the reporting year, the outstanding receivable from disposal of Agroz Inc and Fintech Scion Limited are included in “other receivables” (Note 6).

During the financial year ended December 31, 2023 and 2024, the fair value of unquoted securities was determined by a third-party independent valuation firm using the income approach (discounted cash flow). The Company retains full responsibility for the determination of the value of the unquoted securities.

The significant unobservable inputs used in the fair value measurements of unquoted securities are categorized within Level 3 of the fair value hierarchy.

Key assumptions used for discounted cash flow calculations as of December 31, 2023 and 2024 are shown below:

	December 31, 2023	December 31, 2024
	%	%

Compound annual revenue growth rate	26.50 – 33.73	33.73
Gross profit (“GP”) margin	15.0 – 59.41	54.43 – 59.41
Terminal growth rate	0 – 2.40	0
Weighted Average Cost of Capital (“WACC”) applied to the pre-tax cash flow projections	6.01 – 7.23	7.23

Quantitative sensitivity analysis as of December 31, 2023 and 2024 are shown below:

As of December 31, 2024
Revenue and cost of sales	5% declined in the revenue and cost of sales would reduce the fair value approximately US$240,000
GP margin	GP margin reduced by 5% would have resulted in the fair value to reduce approximately US$336,000
WACC	100 basis points increase in the WACC would result in a decrease in the fair value approximately US$56,000

As of December 31, 2023
Revenue and cost of sales	5% declined in the revenue and cost of sales would reduce the fair value approximately US$163,170 to US$240,000
GP margin	GP margin reduced by 5% would have resulted in the fair value to reduce approximately US$212,121 to US$336,000
WACC	100 basis points increase in the WACC would result in a decrease in the fair value approximately US$56,000 to US$228,438

5	Plant and equipment

	Office equipment	Furniture and fittings	Computer and software	Total
	US$	US$	US$	US$
Cost
At January 1, 2023	–	–	–	–
Additions	2,088	2,318	349	4,755
At December 31, 2023	2,088	2,318	349	4,755
Currency realignment	–	(1)	9	8
At December 31, 2024	2,088	2,317	358	4,763

Accumulated depreciation:
At January 1, 2023	–	–	–	–
Charge	17	39	47	103
At December 31, 2023	17	39	47	103
Charge	209	464	71	744
At December 31, 2024	226	503	118	847

Carrying amount:
At December 31, 2023	2,071	2,279	302	4,652
At December 31, 2024	1,862	1,814	240	3,916

6	Trade and other receivables

	December 31, 2023	December 31, 2024
	US$	US$
Trade receivables
- Third parties	688,389	3,829,800
- Related parties	567,737	57,310
	1,256,126	3,887,110
Less: Allowance for expected credit losses - trade receivables	(417,282)	(392,270)
	838,844	3,494,840
Other receivables
- Third parties	1,140,230	625,000
- Related parties	–	3,891,482
	1,140,230	4,516,482
Less: Allowance for expected credit losses - other receivables	–	(109,664)
	1,140,230	4,406,818
Deposits	5,432	5,620
Prepayments	239	34
	1,145,901	4,412,472

Total	1,984,745	7,907,312

Movement in allowance for expected credit losses on trade receivables is as follows:

At the beginning of year	332,282	417,282
Additions	235,000	462,322
Write-off	(150,000)	(477,334)
Reversal	-	(10,000)
At the end of year	417,282	392,270

Movement in allowance for expected credit losses on other receivables is as follows:

At the beginning of year	–	–
Additions	–	109,664
At the end of year	–	109,664

The average credit period for services rendered is 30 (2023: 30) days. No interest is charged on the outstanding balances.

Included within other receivables is a balance amounted to US$1,140,230 and US$4,516,482 as of December 31, 2023 and 2024 respectively, in relation to the disposal of unquoted investment during the financial year (Note 4).

	December 31, 2023	December 31, 2024
	US$	US$
Not past due	–	–
Past due	1,256,126	3,887,110
Less: Allowance for expected credit losses - trade receivables	(417,282)	(392,270)
	838,844	3,494,840

(i)	Aging of receivables that are past due the average credit period:

	December 31, 2023	December 31, 2024
	US$	US$
< 30 days	75,319	–
31 days to 60 days	210,275	300,000
61 days to 210 days	115,050	3,513,202
211 days to 240 days	–	73,908
241 days to < 1 year	855,482	–
Total	1,256,126	3,887,110

(ii)	These amounts are stated before any deduction for allowance for ECL and are not secured by any collateral or credit enhancements.

In determining the recoverability of trade receivables, the Company considers any changes in the credit quality of the trade receivables from the date credit was initially granted up to the reporting date. There was no significant change in credit quality for the Company’s trade receivables balances which are past due and partially impaired.

The allowance for ECL has been determined by taking into consideration recovery prospects and past doubtful experience.

As part of the Company’s credit risk management, the Company assesses the impairment for its customers based on different group of customers which share common risk characteristics that are representative of the customers’ abilities to pay all amounts due in accordance with the contractual terms.

Allowance for ECL on trade and other receivables has been measured at an amount equal to lifetime ECL. The ECL on trade and other receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate.

As of December 31, 2024, the provision matrix applies ECL rates based on the age of the receivables ranged from 1% to 22% for trade receivables. For other receivables, the Group applies the ECL rate ranged from 16% to 23%.

In addition to the general provision matrix, the Company assesses certain specific trade and other receivables individually. This individual assessment is based on direct contact with the debtor, historical payment behavior, and other relevant factors to determine whether there are specific recoverability issues.

The Company assesses ECL on an annual basis to ensure that the ECL allowance remains appropriate and reflective of current credit risk conditions. There have been no changes in estimation techniques or significant assumptions used in calculating ECL during the current reporting period. A receivable is written off when there is objective evidence that the debtor is experiencing significant financial hardship and there is no reasonable expectation of recovery. Indicators of such conditions include the debtor entering liquidation or significant deterioration in creditworthiness with no expected future cash flows.

The following table details the provision for ECL based on the Company’s provision matrix, based on past due status is not further distinguished between the Company’s different customer base:

	Trade receivables – days past due
	Not past due	1 to 30 days	31 - 60 days	61 - 210 days	211 - 240 days	Over 241 days	Total
	US$	US$	US$	US$	US$	US$	US$
Lifetime ECL – December 31, 2023	–	–	10,000	–	–	407,282	417,282
Lifetime ECL – December 31, 2024	–	–	4,195	371,982	16,093	–	392,270

The currency profiles of the Company’s trade and other receivables at the end of the reporting date are as follows:

	December 31, 2023	December 31, 2024
	US$	US$
Malaysian Ringgit	588,525	73,908
United States Dollar	1,396,220	7,833,404
	1,984,745	7,907,312

7	Cash and bank balances

	December 31, 2023	December 31, 2024
	US$	US$
Cash and bank balances	264,437	1,184,237

The currency profiles of the Company’s cash and cash equivalents at the end of the reporting date are as follows:

	December 31, 2023	December 31, 2024
	US$	US$
Singapore Dollar	3,290	–
Malaysia Ringgit	1,116	310
United States Dollar	260,031	1,183,927
	264,437	1,184,237

8	Trade and other payables

	December 31, 2023	December 31, 2024
	US$	US$
Trade payables	308,264	66,432
Accruals	496,309	572,062
Sundry payables	3,137	186,797
	807,710	825,291

Trade payables mainly comprise consultancy fees payable to legal counsel, auditors and investment banking firms engaged in connection with services provided to the Company’s clients.

Accruals mainly comprise staff salaries and consultant fees for services rendered but not yet billed.

Sundry payables consist mainly of audit fees, secretarial fees, renovation expenses and other professional fees.

The currency profiles of the Company’s trade and other payables at the end of the reporting date are as follows:

	December 31, 2023	December 31, 2024
	US$	US$
Singapore Dollar	–	4,425
Malaysia Ringgit	12,126	23,276
United States Dollar	795,584	797,590
	807,710	825,291

9	Share capital

	2023			2024
	Class A ordinary shares	Class B ordinary shares	US$	Class A ordinary shares	Class B ordinary shares	US$
Paid up capital:
At the beginning and end of the year	21,000,000	3,000,000	2,002,300	21,000,000	3,000,000	2,002,300

The Company has an initial issued share capital of 23,000,000 ordinary shares comprising 20,000,000 Class A ordinary shares and 3,000,000 Class B ordinary shares with no par value. On January 23, 2025, the Company issued 1,000,000 Class A ordinary shares at US$2.00 per share by way of capitalizing amount due to holding company, VCI Global Limited as of December 31, 2023. Following this capitalization, the total number of issued Class A ordinary shares increased to 21,000,000.

Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at the option of the holder at any time. Holders of Class B ordinary shares are not entitled to dividends.

These 21,000,000 Class A ordinary shares and 3,000,000 Class B ordinary shares are presented on a retroactive basis to reflect the reorganization (Note 1).

10	Fair value reserve

Fair value reserve represents the cumulative fair value changes, net of tax, of financial assets, measured at FVOCI until it is disposed of and is distributable.

11	Translation reserve

Translation reserve comprises all foreign exchange differences arising from the translation of the combined and consolidated financial statements of foreign operations whose functional currency is different from that of the Group’s presentation currency and is non-distributable.

12	Revenue

	December 31, 2023	December 31, 2024
	US$	US$
Business strategy consultancy	12,400,348	14,289,986

	December 31, 2023	December 31, 2024
	US$	US$
At a point in time	6,360,348	8,811,482
Over time	6,040,000	5,478,504
	12,400,348	14,289,986

13	Other income

	December 31, 2023	December 31, 2024
	US$	US$
Reversal of provision for expected credit losses for trade receivables	–	10,000
Sundry income	–	3,623
	–	13,623

14	Cost of services

	December 31, 2023	December 31, 2024
	US$	US$
Consultant fees	1,854,267	2,145,896
Referral fees	389,530	–
Management fees charged by a related party (Note 19)	548,236	659,000
Others	–	8,949
	2,792,033	2,813,845

Consultant fees refer to the Company’s costs incurred from assisting its clients in engaging the relevant professional parties required during the listing process, including but not limited to legal counsels, auditors, finance consultants, US capital markets consultants, which such consultant fee payment shall be included and be treated as part of our consultation services for its clients during the IPO’s process.

Referral fees refer to the commission paid for introducing new clients.

15	Employee benefit expenses

	December 31, 2023	December 31, 2024
	US$	US$
Wages and salaries	1,122,132	1,093,800
Defined contribution plans	74,097	81,712
Directors’ fees	778,518	1,018,291
Other short-term benefits	8,095	10,516
	1,982,842	2,204,319

Included in the employee benefit expenses is remuneration and benefits to key management personnel of the Company (including the remuneration and benefits of certain executive directors).

	December 31, 2023	December 31, 2024
	US$	US$
Wages and salaries	652,768	637,025
Defined contribution plans	25,412	47,699
Directors’ fees	778,518	1,018,291
Other short-term benefits	1,379	1,424
	1,458,077	1,704,439

16	Other operating expenses

	December 31, 2023	December 31, 2024
	US$	US$

Regulatory compliance and statutory cost	1,770	8,305
Cost incurred to obtain license	1,391	1,367
Bank charges	7,795	6,787
Loss on foreign exchange	176,274	37,756
Loss on disposal of subsidiary	–	1,013
Marketing expenses	227,315	51,835
Office expenses	48,197	151,003
Recruitment fees	3,328	10,482
Travelling expenses	107,242	128,965
	573,312	397,513

17	Income tax expense

V Capital Consulting Limited is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law.

V Capital Advisory Sdn. Bhd. is subject to Malaysia corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%.

	December 31, 2023	December 31, 2024
	US$	US$

Current income tax expense	–	–
Under provision in prior year	22,841	–
Income tax expense	22,841	–

The tax on the Company’s profit before income tax differs from the theoretical amount that would arise using the Malaysia’s standard rate of income tax as follows:

	December 31, 2023	December 31, 2024
	US$	US$

Profit before income tax	6,757,345	8,010,329

Tax calculated at tax rate of 24% (2023: 24%)	1,621,763	1,922,479
Effects of:
- Non-taxable income	(1,621,763)	(1,963,473)
- Expenses not deductible for tax purposes	–	40,994
Under provision in prior year	22,841	–
	22,841	–

As of December 31, 2024, the Company had unutilized tax losses carried forward of US$195,750 (2023: US$100,157) for which no deferred tax asset has been recognized. These losses relate to a subsidiary that has been loss-making for several years, and no convincing evidence is currently available that taxable profits will be available against which the tax losses can be utilized.

The tax losses can be carried forward for 7 years, as applicable under Malaysia law.

The potential deferred tax asset not recognized amounts to US$46,980 (2023: US$24,038), calculated at the applicable tax rate of 24%. Management will continue to review the future profitability of the entities concerned to assess whether the recognition criteria for deferred tax assets are met.

18	Operating lease

	December 31, 2023	December 31, 2024
	US$	US$

Short-term leases	45,719	110,489

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

19	Significant related party transactions

Related companies in these financial statements refer to the ultimate holding company, members of the ultimate holding company’s group of companies and fellow subsidiaries and the director.

Some of the Company’s transactions and arrangements are between members of the Company and the effect of these on the basis determined between the parties is reflected in these financial statements. The intercompany balances are unsecured, interest-free, repayable on demand, unless otherwise stated and not expected to be repaid within the next 12 months.

	December 31, 2023	December 31, 2024
	US$	US$
Balance with related parties

Trade receivables
Elmu Higher Education Sdn Bhd	55,826	57,310
Hoo Voon Him	215,325	–
V Invesco Sdn Bhd	296,586	–
	567,737	57,310

Other receivables
VCI Equity Fund Limited	–	3,891,482

Amount due to related parties
Credilab Sdn Bhd	678,327	63,649
Hoo Voon Him	102,858	–
VCI Global Limited	(21,998)	2,106,693
VCI Energy Sdn Bhd	72	74
VCI Technologies Limited	–	1,005,946
V Capital Kronos Berhad	-	740,620
V Capital Quantum Sdn Bhd	31,639	52,423
V Galactech Sdn Bhd	347	170,873
	791,245	4,140,278

Transactions with related parties

The following represents the significant related party transactions for the years ended December 31, 2023, and 2024.

	Relationship	Nature	Description	December 31, 2023	December 31, 2024
				US$	US$
Credilab Sdn Bhd	Common shareholder	Non-trade	Assignment of debt	678,427	(990,617)
Hoo Voon Him	Director	Non-trade	Assignment of debt	(3,808,800)	670,867
VCI Global Limited	Holding company	Non-trade	Assignment of debt	775,955	(1,216,167)
V Capital Kronos Berhad	Common shareholder	Non-trade	Assignment of debt	411,997	136,246
V Capital Quantum Sdn Bhd	Common shareholder	Non-trade	Assignment of debt	55,900	(31,682)
V Galactech Sdn Bhd	Common shareholder	Non-trade	Assignment of debt	895,452	3,645
				(991,069)	(1,427,708)

Credilab Sdn Bhd	Common shareholder	Non-trade	Payment on behalf	(101)	–
Hoo Voon Him	Director	Non-trade	Payment on behalf	(403,426)	33,774
VCI Global Limited	Holding company	Non-trade	Payment on behalf	(1,962,627)	196,301
VCI Technologies Limited	Common shareholder	Non-trade	Payment on behalf	–	1,008,446
V Capital Kronos Berhad	Common shareholder	Non-trade	Payment on behalf	2,205,057	(204,364)
V Capital Quantum Sdn Bhd	Common shareholder	Non-trade	Payment on behalf	(332,163)	–
V Galactech Sdn Bhd	Common shareholder	Non-trade	Payment on behalf	(920,461)	165,949
				(1,413,721)	1,200,106

Credilab Sdn Bhd	Common shareholder	Trade	Allocation of expenses, net	–	375,939
VCI Global Limited	Holding company	Trade	Allocation of expenses, net	936,868	934,209
V Capital Kronos Berhad	Common shareholder	Trade	Allocation of expenses, net	633,720	763,700
V Capital Quantum Sdn Bhd	Common shareholder	Trade	Allocation of expenses, net	282,886	32,780
V Galactech Sdn Bhd	Common shareholder	Trade	Allocation of expenses, net	25,358	3,803
				1,878,832	2,110,431

Hoo Voon Him	Director	Trade	Sales	(215,325)	–
Elmu Higher Education Sdn Bhd	Common shareholder	Trade	Sales	(26,270)	–
				(241,595)	–

V Capital Kronos Berhad	Common shareholder	Trade	Management fees charged	548,236	659,000

20	Operating segment

Operating segments are identified on the basis of internal reports about components of the Company that are regularly reviewed by the Chief Operating Decision Maker (CODM) – Yong Hui Wun - Chief Executive Officer (“CEO”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group operates in a single business segment which is the business of business strategy consultancy. Accordingly, no separate segment disclosures are presented, as the Company has only one reportable operating segment in accordance with IFRS 8 Operating Segments. The Company’s revenue is derived entirely from this single business activity.

Geographical information

The Group’s non-current assets (excluded financial assets, measured at fair value through other comprehensive income) are located in Malaysia.

The following table summarizes revenue generated from different countries:

	2023		2024
	US$	%	US$	%

Malaysia	12,200,348	98	13,857,155	97
Singapore	200,000	2	432,831	3
	12,400,348	100	14,289,986	100

Revenue is attributed to each country based on the location of the customer’s principal place of business.

21	Financial instruments, financial risks and capital risk management

a)	Categories of financial instruments

The following table sets out the financial instruments at the end of the reporting year:

	December 31, 2023	December 31, 2024
	US$	US$
Financial assets
Finance assets, measured at fair value through other comprehensive income	6,860,489	2,591,000
Trade and other receivables (excluded prepayments)	1,984,506	7,907,278
Cash and bank balances	264,437	1,184,237
	9,109,432	11,682,515
Financial liabilities
Trade and other payables	807,710	825,291
Amount due to related parties	791,245	4,140,278
	1,598,955	4,965,569

b)	Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The Company does not have any financial instruments which are subject to enforceable master netting arrangements or similar netting agreements.

c)	Financial risk management policies and objectives

The management of the Company monitors and manages the financial risks relating to the operations of the Company to ensure appropriate measures are implemented in a timely and effective manner. These risks include market risk (including foreign currency risk), credit risk and liquidity risk.

(i)	Market risk management

The Company’s activities are exposed primarily to the financial risks of changes in foreign currency exchange rates. Management monitors risks associated with changes in foreign currency exchanges rates and interest rates and will consider appropriate measures should the need arise.

There has been no significant change to the Company’s exposure to market risk or the manner in which it manages and measures the risk.

(ii)	Foreign currency risk management

The Company also conducts business in foreign currencies other than its functional currencies, as further disclosed below, and is therefore exposed to foreign exchange risk.

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Group’s functional currency is as follows:

	Assets		Liabilities
	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
	US$	US$	US$	US$

Singapore Dollar	3,290	–	–	4,425
Malaysia Ringgit	589,641	74,218	12,126	23,276

Foreign currency sensitivity

The following table details the sensitivity to a 5% (2023: 5%) increase and decrease in the related foreign currencies against the functional currency (“US$”) with all the other variables held constant. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates.  The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates.

	December 31, 2023	December 31, 2024
	US$	US$

Singapore Dollar	165	(221)
Malaysia Ringgit	28,876	2,547

(iii)	Interest rate risk management

The Company is not exposed to interest rate risk as the Company does not have bank loans or other borrowing which are interest-bearing. The Company currently does not have an interest rate hedging policy.

(iv)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. At the end of each reporting period, the Company’s maximum exposure to credit risk which will cause a financial loss to the Company due to failure to discharge an obligation by the counterparties arises from the carrying amount of the respective recognized financial assets as stated in the statements of financial position.

In order to minimize credit risk, the Company has delegated its finance team to develop and maintain the Company’s credit risk grading to categorize exposures according to their degree of risk of default. The finance team uses publicly available financial information and the Company’s own historical repayment records to rate its major customers and debtors. The Company’s exposure and the credit ratings of its counterparties are continuously monitored, and the aggregate value of transactions concluded is spread amongst approved counterparties.

The Company’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognizing ECL
Performing	The counterparty has a low risk of default and does not have any past-due amounts	12-month ECL
Doubtful	There has been a significant increase in credit risk since initial recognition	Lifetime ECL - not credit-impaired
In default	There is evidence indicating the asset is credit impaired	Lifetime ECL - credit impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off

For trade receivables, the Company has applied the simplified approach allowed in the accounting standard to measure the loss allowance at lifetime ECL. The Company determines the ECL on these items by using a provision matrix, estimated based on historical credit loss experience based on the past default experience of the debtor, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. To measure the expected credit losses, trade receivables has been grouped based on shared credit risk characteristics (including high risk, normal risk and low risk type).

At the end of the reporting period, the impairment allowance for ECL is disclosed in Note 6 to the financial statements. The directors of the Company considered that the ECL for non-credit impaired trade and other receivables is insignificant as at the end of the reporting period.

(v)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting financial obligations due to shortage of funds.

In assessing our liquidity, we monitor and analyze our cash and cash equivalents and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and short-term borrowing from related parties and ultimate holding company.

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months from end of the reporting period. However, there is no assurance that management will be successful in their plans. There are several factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its services, economic conditions, its operating results not continuing to deteriorate and its bank and shareholders being able to provide continued financial support.

The Company maintains sufficient cash and cash equivalents, and internally generated cash flows to finance their activities.

Liquidity risk analysis

Non-derivative financial liabilities

The following table details the remaining contractual maturity for non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows.

	On demand or within 1 year	Within 2 to 5 years	Total
	US$	US$	US$
2024
Trade and other payables	825,291	–	825,291
Amount due to related parties	4,140,278	–	4,140,278
Total	4,965,569	–	4,965,569

2023
Trade and other payables	807,710	–	807,710
Amount due to related parties	791,246	–	791,246
Total	1,598,956	–	1,598,956

(vi)	Fair value of financial assets and financial liabilities

Management considers that the carrying amounts of Company’s financial assets and financial liabilities approximate their respective fair value due to the relatively short-term maturity of these financial instruments.

The fair value of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.

(d)	Capital risk management policies and objectives

Management manages its capital to ensure that the Company will be able to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce cost of capital.

The capital structure of the Company consists of equity attributable to owners of the Company, comprising issued share capital, fair value reserve, translation reserve and retained earnings, as disclosed in the notes to financial statements.

The Company is not subject to externally imposed capital requirements for the financial years ended December 31, 2023 and 2024. The Company’s overall strategy remains unchanged from prior year.

(e)	Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivables. The Company conducts credit evaluations of their customers, and generally does not require collateral or other security from them. The Company evaluates their collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of their customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	December 31, 2023	December 31, 2024
	US$	US$

Customer A	–	5,700,000
Customer B	–	3,091,482
Customer C	4,895,100	–
Customer D	1,900,000	–
Customer E	1,760,000	*
Customer F	1,650,000	*

*	Revenue from the customer for the year was less than 10% of the Company’s total revenue.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total trade receivable:

	December 31, 2023	December 31, 2024
	US$	US$

Customer G	–	1,174,239
Customer H	–	1,127,273
Customer I	–	842,078
Customer J	–	432,831
Customer K	332,282	–
Customer L	296,587	–
Customer M	215,325	–
Customer N	150,000	–
Customer O	135,319	–

22	Fair value and fair value hierarchy of financial instruments

The carrying amounts and fair values of the Company’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	Carrying amount		Fair value
	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
	US$	US$	US$	US$
Assets
Financial assets, measured at FVOCI	6,860,489	2,591,000	6,860,489	2,591,000

Management has assessed that the fair value of financial assets, measured at FVOCI approximate their carrying amount largely due to the independent valuation performed and valuation technique that take into account key inputs such as P/E multiples, long-term growth rate and discount rate etc.

At each reporting date, management analyzes the movements in the value of financial instruments and determines the major inputs applied in the valuation.

The valuation procedures applied include consideration of recent transactions in the same security or financial instrument, recent financing of the investee companies, economic and market conditions, current and projected financial performance of the investee companies, and the investee companies’ management team as well as potential future strategies to realize the investments.

Management believes that the estimated fair values resulting from the valuation technique, which are recorded in the combined and consolidated statements of financial position, and the related changes in fair values, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting periods.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Company’s financial instruments:

Assets measured at fair value:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$	US$	US$	US$
December 31, 2023
Financial assets, measured at FVOCI	–	–	6,860,489	6,860,489

December 31, 2024
Financial assets, measured at FVOCI	903,000	–	1,688,000	2,591,000

During the year ended December 31, 2024, fair value measurement of certain unquoted securities measured at FVOCI were reclassified from Level 3 to Level 1, as quoted market prices in active markets became available following the entity’s listing on the Nasdaq Stock Market.

The movements in fair value measurements within Level 1 during the year are as follow:

	December 31, 2023	December 31, 2024
	US$	US$
Financial assets, measured at FVOCI
At the beginning of year	–	–
Additions	–	1,514,271
Disposals	–	(1,298,250)
Transfer from Level 3	–	5,172,489
Unrealized gain/(loss) recognized in other comprehensive income/(loss)	–	(4,485,510)
At the end of year	–	903,000

The movements in fair value measurements within Level 3 during the year are as follow:

	December 31, 2023	December 31, 2024
	US$	US$
Financial assets, measured at FVOCI
At the beginning of year	–	6,860,489
Additions	6,495,100	8,791,482
Disposals	–	(4,516,482)
Transfer out of Level 3	–	(5,172,489)
Unrealized gain/(loss) recognized in other comprehensive income/(loss)	365,389	(4,275,000)
At the end of year	6,860,489	1,688,000

There were no transfers between Level 1 and Level 2 during the financial year ended December 31, 2023 and 2024.

23	Dividends

During the financial year ended December 31, 2023, V Capital Consulting Limited declared dividends on the following dates:

●	On January 1, 2023, a dividend of US$ 40 per share amounting to US$ 2,000,000;

●	On June 23, 2023, a dividend of US$ 2 per share amounting to US$ 100,000, and

●	On June 28, 2023, a dividend of US$ 6 per share amounting to US$ 300,000.

The declared dividends were offset against the amount due from a related party, who was the sole shareholder of V Capital Consulting Limited.

24	Subsequent events

The Company evaluated all events and transactions that occurred after December 31, 2024 up through July 23, 2025, which is the date that these combined and consolidated financial statements are available for distribution, there were no material subsequent events that require disclosure in these combined and consolidated financial statements except below:

●	For the sake of undertaking a public offering of the Company’s Class A ordinary shares, the Company has performed a series of reorganization transactions, and the Reorganization is completed on January 24, 2025 (Note 1).

Class A Ordinary Shares

V Capital Consulting Group Limited

(Incorporated in the British Virgin Islands)

PROSPECTUS

[______], 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

British Virgin Islands law does not limit the extent to which a British Virgin Islands company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent that any such provision may be held by the British Virgin Islands courts as being contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our Memorandum and Articles of Association contain provisions that entitle the Company to indemnify against all expenses, including legal fees, and against all judgments fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings, any person involved in legal proceeding by reason of the fact that the person is or was a director of the Company or the person, at the request of the Company, is or was serving as director, or any other capacity, of any other body corporate. The Company may only indemnify if the person acted honestly, in good faith, with a view to the best interest of the Company, and in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. As a result of these provisions, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director’s breach of his duty of care.

Item 7. Recent sales of unregistered securities.

Since the Company’s incorporation on December 24, 2024, the registrant has granted or issued the following securities of the registrant that were not registered under the Securities Act:

(a) Issuances of Capital Stock.

●	On December 24, 2024, we issued 20,000,000 Class A Shares to VCI Global Limited, a Nasdaq listed company, at a total consideration at US$1. At the same day, we issued 3,000,000 Class B Shares to VCI Global Limited at a total consideration of US$1.

●	On January 23, 2025, we issued 1,000,000 Class A Shares to VCI Global Limited at a price of US$2.00 per share, for a total consideration of US$2,000,000.

[All of these sales were exempt from registration under the Securities Act by reason of Section 4(a)(2) of the Securities Act, as transactions by an issuer not involving a public offering, or were exempt from registration pursuant to Regulation S. The recipients of securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution of the securities, and appropriate legends were affixed to the share certificates issued in such transactions and there were no investors who are citizens or residents of the United States. We relied on information from purchasers that they were accredited investors and/or such investors were provided adequate information and were otherwise determined to be suitable. In all cases, there was no public solicitation. The issuances of the securities described below were effected without the involvement of underwriters.]

Item 8. Exhibits and Financial Statement Schedules

See Exhibit Index beginning on page II-4 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our combined and consolidated financial statements or the notes thereto.

Item 9. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A. of Form 20-F (17 CFR § 249.220f) at the start of any delayed offering or throughout a continuous offering.

(5)	For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned registrant;

(c)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Number	Description
1.1	Form of Underwriting Agreement

3.1	Memorandum and Articles of Association of the Registrant

3.2	Form of Bylaws

4.1	Form of Representative Warrant

5.1	Opinion of [Carey Olsen (BVI) L.P], counsel to Registrant

5.2	Opinion of Sichenzia Ross Ference Carmel LLP, counsel to the Registrant

10.1	Stock Sale and Business Separation Agreement

21.1	Subsidiaries of the Registrant

23.1	Consent of [_____]

23.2	Consent of [Carey Olsen (BVI) L.P] (included in Exhibit 5.1)

23.3	Consent of Sichenzia Ross Ference Carmel LLP (included in Exhibit 5.2)

107	Filing Fee Table

*	Previously filed

+	Indicates a management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [_____], [___] on July 23, 2025.

V CAPITAL CONSULTING GROUP LIMITED

By:	/s/ Vivian Yong
Vivian Yong
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/	Chairman & Director	July 23, 2025
Hoo Voon Him	(Principal Executive Officer)

/s/ Vivian Yong	Chief Executive Officer	July 23, 2025
Vivian Yong	(Executive Officer)

/s/	Chief Financial Officer	July 23, 2025
Evelyn Ong	(Principal Accounting and Financial Officer)

/s/	Director	July 23, 2025
Karen Liew

/s/	Director	July 23, 2025